TEXTRON

2023 ANNUAL REPORT







TEXTRON

GLOBAL NETWORK OF BUSINESSES

Textron is known around the world for its powerful brands of aircraft, defense and industrial products that provide customers with groundbreaking technologies, innovative solutions and first-class service.

TEXTRON AVIATION

Textron Aviation is home to the Beechcraft® and Cessna® aircraft brands and is a leader in general aviation through two principal product lines: aircraft and aftermarket parts and services. Aircraft includes sales of business jets, turboprop and military trainer and defense aircraft and piston engine aircraft. Aftermarket parts and services includes commercial parts sales and maintenance, inspection and repair service.

BELL

Bell is a leading supplier of helicopters, tiltrotor aircraft and related spare parts and services. Bell supplies military helicopters and tiltrotors to the U.S. Government and non-U.S. military customers and supplies commercially certified helicopters to corporate, private, law enforcement, utility, public safety, emergency medical and other helicopter operators. Bell provides support and service for an installed base of approximately 13,000 helicopters.

INDUSTRIAL

Our industrial segment designs and manufactures a variety of products within the Kautex and Specialized Vehicles product lines. Kautex is a leader in designing and manufacturing plastic fuel systems for automobiles and light trucks, along with other automotive systems and components. Specialized Vehicles includes golf cars, recreational and utility vehicles, aviation ground support equipment and professional mowers, manufactured by Textron Specialized Vehicles businesses.

TEXTRON SYSTEMS

Textron Systems' businesses develop, manufacture and integrate products and services for U.S. and non-U.S. military, government and commercial customers to support defense, homeland security, aerospace and other missions. Product and service offerings include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems, and both manned and unmanned armored and specialty vehicles.

TEXTRON eAVIATION

Textron eAviation includes Pipistrel, a manufacturer of light aircraft, along with other research and development initiatives related to sustainable aviation solutions. Pipistrel offers a family of light aircraft and gliders with both electric and combustion engines. Pipistrel's Velis Electro is the world's first, and currently only, electric aircraft to receive full type certification from the European Union Aviation Safety Agency and from the UK Civil Aviation Authority.

FINANCE

Our Finance segment, operated by Textron Financial Corporation (TFC), is a commercial finance business that provides financing solutions for purchasers of Textron products, primarily Textron Aviation aircraft and Bell helicopters. For more than five decades, TFC has played a key role for Textron customers around the globe.























BELL | Cessna | Beechcraft BY TEXTRON AVIATION | PIPISTREL BY TEXTRON eAVIATION | TEXTRON Systems | HOWE & HOWE | LYCOMING | ATAC A Textron Company

KAUTEX A Textron Company | E-Z-GO | ARCTIC CAT | JACOBSEN | TEXTRON GSE GROUND SUPPORT EQUIPMENT | CUSHMAN | TEXTRON FINANCIAL

TEXTRON

SELECTED YEAR-OVER-YEAR FINANCIAL DATA

(Dollars in Millions, Except Per Share Amounts)	2023	2022
Total Revenues	$13,683	$12,869
Total Segment Profit[1]	1,327	1,136
Income from Continuing Operations—GAAP	922	862
Adjusted Income from Continuing Operations—Non-GAAP[1]	1,127	956
PER SHARE OF COMMON STOCK		
Common Stock Price at Year-End	$ 80.42	$ 70.80
Diluted Income from Continuing Operations—GAAP	4.57	4.01
Adjusted Diluted Income from Continuing Operations—Non-GAAP[1]	5.59	4.45
COMMON SHARES OUTSTANDING (In Thousands)		
Diluted Average	201,774	214,973
Year-End	192,898	206,161
FINANCIAL POSITION		
Total Assets	$16,856	$16,293
Manufacturing Group Debt	3,526	3,182
Finance Group Debt	348	375
Shareholders' Equity	6,987	7,113
Manufacturing Group Debt-to-Capital (Net of Cash)	17%	15%
Manufacturing Group Debt-to-Capital	34%	31%
KEY PERFORMANCE METRICS		
Net Cash from Operating Activities of Continuing Operations for the Manufacturing Group—GAAP	$ 1,270	$ 1,461
Manufacturing Cash Flow Before Pension Contributions—Non-GAAP[1]	931	1,178

1. Segment Profit, Adjusted Income from Continuing Operations, Adjusted Diluted Earnings Per Share and Manufacturing Cash Flow Before Pension Contributions are Non-GAAP Financial Measures. See page 7 for a Reconciliation to GAAP.



2023 TOTAL REVENUES BY SEGMENT

- Textron Aviation 39.3%
- Industrial 28.1%
- Bell 23.0%
- Textron Systems 9.0%
- Finance 0.4%
- Textron eAviation 0.2%



2023 TOTAL REVENUES BY CUSTOMER

- Commercial 79%
- U.S. Government 21%



2023 TOTAL REVENUES BY REGION

- U.S. 68%
- Europe 10%
- Other International 22%

FELLOW SHAREHOLDERS,



IN 2023, WE SUCCESSFULLY EXECUTED ON OUR STRATEGY

of ongoing investments in new products and programs to drive organic growth and margin expansion. We launched new products across our businesses, won new business from our U.S. military customers and continued the innovation that will drive future growth.

SCOTT C. DONNELLY
Chairman and Chief Executive Officer

ROBUST NEW PRODUCT PIPELINE

Reflecting strong demand for its broad range of aircraft, Textron Aviation ended 2023 with a backlog of $7.2 billion, an increase of $782 million from year-end 2022. Textron Aviation continued its investments in new products with the introduction of the Cessna Citation Ascend, which is currently under development.

The Citation Ascend is designed to bring the latest technology and innovations in cockpit avionics, engine performance and luxurious cabin features to the midsize business jet market. In September, Textron Aviation and NetJets announced a fleet agreement for the option for NetJets to purchase up to 1,500 additional Citation business jets over the next 15 years. As part of this agreement, NetJets was named as the fleet launch customer

for the Citation Ascend, which is expected to enter into service in 2025.

Textron Aviation also announced the Citation CJ3 Gen2, the most comprehensive of our Gen2 product announcements to date, incorporating leading-edge technology, proven performance and an unmatched cabin experience in the light jet market. Both new Citation models have been designed with the input of Textron Aviation's Customer Advisory Boards.

We also announced the addition of the revolutionary Garmin Emergency Autoland system to the Beechcraft Denali, a new, single-engine turboprop which is currently in the certification process with the Federal Aviation Administration. The Denali is the first aircraft powered by the new, efficient GE Catalyst engine.

FIRST QUARTER

Beechcraft King Air 260 selected for Navy's new Multi-Engine Training System



First order for Kautex Pentatonic underbody battery protection system





Jacobsen and Cushman showcase all-electric product lineup

Textron Specialized Vehicles introduced new products across its brands. Demonstrating its leadership in lithium battery technology and commitment to electrification, the company unveiled its new Jacobsen SLF1 ELiTE lithium mower. The newest Jacobsen offering was the centerpiece of an all-electric display of Jacobsen and Cushman products at the 2023 Golf Course Superintendents Association of America Conference and Trade Show.

E-Z-GO also released new vehicle models, including the street-legal E-Z-GO Liberty LSV for personal transportation and a next-generation upgrade to the market-leading RXV golf car. New Cushman low-speed vehicles, the Cushman Tour LSV and Hauler PRO LSV, are street-legal vehicles designed for utility use. The new Arctic Cat CATALYST snowmobile platform featured an innovative design that delivers more control for the rider and requires significantly less effort in carving through the snow.

MILITARY PROGRAM AWARDS AND DOWNSELECTS

During 2023, Bell began work on development of the next-generation tiltrotor aircraft for the U.S. Army's Future Long Range Assault Aircraft (FLRAA) program under a contract awarded to Bell in December 2022. Bell ramped up activity with additional engineering resources, contracting with key suppliers, ordering long-lead materials and breaking ground on a new FLRAA Drive Systems Test Lab as it continues work on a truly remarkable and transformational tiltrotor aircraft, based on the V-280 Valor, to meet U.S. Army weapon system requirements.

Bell was selected to compete for the Defense Advanced Research Projects Agency (DARPA) Speed and Runway Independent Technologies (SPRINT) X-Plane program, developing an experimental aircraft with jet aircraft performance while providing runway independence for the next generation of air mobility platforms. With Bell's long history producing X-planes such as the Bell X-1 and XV-15, and its investments in High-Speed Vertical Take-off and Landing (HSVTOL) technology and research, Bell will continue to push the boundaries of vertical lift aircraft performance.

In February, Textron Aviation announced it was awarded the Multi-Engine Training System (METS) contract by Naval

> **Textron Aviation continued its investments in new products with the introduction of the Cessna Citation Ascend, which is currently under development.**

Bell breaks ground on new FLRAA facility



Milestone 400th delivery of Citation CJ4



Textron Aviation announces Cessna Citation Ascend



During the year, the U.S. Army downselected Textron Systems for several important programs.

Air Systems Command (NAVAIR). The initial contract award was for 10 Beechcraft King Air 260 aircraft, with options for up to an additional 54 aircraft, and associated spare parts and support. Deliveries of the aircraft are expected to begin in 2024, and the customer recently exercised the option for an additional 10 aircraft.

Textron Systems continued to expand its support to our military customers. We grew our Intelligence, Surveillance and Reconnaissance (ISR) support to the U.S. Navy, expanding our Aerosonde® uncrewed aircraft systems (UAS) from four to seven vessels over the course of 2023. In addition, the business received a Navy award for the design, development and integration of a next-generation mine sweep system known as the Magnetic and Acoustic Generation Next Unmanned Superconducting Sweep (MAGNUSS) for use on board the Common Unmanned Surface Vehicle platform.

During the year, the U.S. Army downselected Textron Systems for several important programs. After successfully completing the requirements for the Future Tactical Uncrewed Aircraft System (FTUAS) program Option 1, Textron Systems was selected for the Option 2 award. In this phase, Textron Systems refined its proposed design for the Aerosonde® Mk. 4.8 Hybrid Quad UAS based on the Army's Modular Open System Approach requirements.

On the Land side, Textron Systems' RIPSAW® M3 was downselected to participate in the Army's Robotic Combat Vehicle Phase 1: Platform Prototype program, an anticipated Army Program of Record. Textron Systems will deliver two prototype vehicles in 2024 to the Army for comprehensive testing. Textron Systems is also part of a team chosen for the next phase of the XM30 Combat Vehicle Program. Textron Systems is the designated manufacturer for this team, fabricating, assembling and testing the prototype vehicles. The XM30 vehicle will eventually replace the Army's fleet of more than 3,000 M2 Bradley Fighting Vehicles.

LEADERSHIP IN ELECTRIFICATION

As the new Jacobsen SLF1 ELiTE leads the turf industry in electrification, we are making tremendous strides across the company with ground-breaking electric technologies and products for land and air.

As part of its ongoing initiative to electrify its product line, Textron Ground Support Equipment launched its new TUG 660 Li belt loader, powered by lithium battery technology. This zero-emission, fully electric operation allows airlines, air freight companies and ground handlers to help achieve their sustainability goals with lower operational costs.

Pipistrel, within our Textron eAviation segment, has expanded its distributor and customer reach while making progress on new products. In 2023, Pipistrel added three new distributors

THIRD QUARTER

Team Lynx, which includes Textron Systems, downselected for XM30 Combat Vehicle Program



Announced fleet agreement with NetJets for option to purchase up to 1,500 additional Citation jets over 15 years

Army selects Textron Systems for Phase 2 of FTUAS program

in the U.S. that collectively represent 29 states, as well as distributors in both Canada and Africa. These distributors are an extension of our continued efforts to sell, service and support our growing fleet of Pipistrel aircraft.

Pipistrel also announced that its Velis Electro will be used by the U.S Air Force's (USAF) Agility Prime program to explore operational and training uses of the aircraft. Agility Prime is the USAF's vertical lift program that partners with the eVTOL commercial industry, providing access to zero emission aircraft for a variety of uses, including training and operations.

> **We are making tremendous strides across the company with ground-breaking electric technologies and products for land and air.**

Pipistrel's 2023 progress included preparation for the Nuuva v300's first flight. The hybrid electric, remotely piloted VTOL cargo aircraft, has been designed to carry up to 660 pounds of payload at a typical range of up to 162nm. Additionally, Textron eAviation is leveraging expertise across our Bell, Textron Aviation and Textron Systems businesses in the development of our Nexus eVTOL platform demonstrator for passenger transport. During 2023, the team conducted wind tunnel testing on a scale-powered model and began the build of the demonstrator vehicle.

After receiving its first order from an automotive OEM in late 2022 for a thermoplastic composite underbody battery protection system, Kautex ramped up in preparation for successful production of this innovative product. The underbody protection product is part of Kautex's customizable Pentatonic battery system, which also includes battery enclosures and thermal management systems for use in electric vehicles, from hybrid to full battery electric vehicles. This order represented a significant step in establishing Kautex as a supplier in the expanding battery electric vehicle market.

A STRONG YEAR ACROSS OUR BUSINESSES

By successfully executing on our long-term strategy of investing in new products, our sales and service channels and our manufacturing operations, we had a year of strong performance. With the hard work and dedication of our employees, our achievements position us for sustained growth in the year ahead. Guided by our values of integrity, respect, trust, and the pursuit of excellence, we will continue to drive innovation across our company and remain committed to delivering long-term value for our shareholders. On behalf of Textron's Board of Directors, thank you for your continued support of our company.

SCOTT C. DONNELLY
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FOURTH QUARTER



Cessna Citation CJ3 Gen2 unveiled



Arctic Cat unveils new 858 snowmobile engine

Textron Systems' RIPSAW downselected for Army program





Bell selected to compete for the DARPA SPRINT X-Plane program

LEADERSHIP

BOARD OF DIRECTORS

SCOTT C. DONNELLY [(1)]
Chairman, President and CEO
Textron Inc.

RICHARD F. AMBROSE [(2) (4)]
Executive Vice President, Space
(Retired)
Lockheed Martin Corporation

KATHLEEN M. BADER [(2) (3)]
President and CEO (Retired)
NatureWorks LLC

R. KERRY CLARK [(1) (2) (3) (5)]
Chairman and CEO (Retired)
Cardinal Health, Inc.

MICHAEL X. GARRETT [(2) (3)]
General (Retired)
U.S. Army

DEBORAH LEE JAMES [(1) (4)]
23rd Secretary of the
U.S. Air Force (Retired)

THOMAS A. KENNEDY [(2) (4)]
Executive Chairman (Retired)
Raytheon Technologies

LIONEL L. NOWELL III [(1) (2)]
Senior Vice President and
Treasurer (Retired)
PepsiCo, Inc.

JAMES L. ZIEMER [(2) (4)]
President and CEO (Retired)
Harley-Davidson, Inc.

MARIA T. ZUBER [(1) (3)]
Vice President, Research
Massachusetts Institute of
Technology

Numbers Indicate Committee
Memberships:

(1) Executive Committee:
    Chair, Scott C. Donnelly

(2) Audit Committee:
    Chair, Lionel L. Nowell III

(3) Nominating and Corporate
    Governance Committee:
    Chair, Maria T. Zuber

(4) Organization and Compensation
    Committee:
    Chair, Deborah Lee James

(5) Lead Director:
    R. Kerry Clark

EXECUTIVE OFFICERS

SCOTT C. DONNELLY
Chairman, President and
Chief Executive Officer
Textron Inc.

FRANK T. CONNOR
Executive Vice President and
Chief Financial Officer
Textron Inc.

JULIE G. DUFFY
Executive Vice President and
Chief Human Resources Officer
Textron Inc.

E. ROBERT LUPONE
Executive Vice President,
General Counsel, Secretary and
Chief Compliance Officer
Textron Inc.

SEGMENT AND BUSINESS UNIT PRESIDENTS

LISA M. ATHERTON
President and CEO
Bell

RONALD DRAPER
President and CEO
Textron Aviation

TOM HAMMOOR
President and CEO
Textron Systems

ROBERT HOTALING
President
Textron Financial

JÖRG RAUTENSTRAUCH
President and CEO
Industrial Segment and
Kautex

ROB SCHOLL
President and CEO
Textron Specialized
Vehicles

KRIYA SHORTT
President and CEO
Textron eAviation

CORPORATE OFFICERS

MARK S. BAMFORD
Vice President and
Corporate Controller
Textron Inc.

JANET S. FOGARTY
Vice President and
Deputy General Counsel
Textron Inc.

DANA L. GOLDBERG
Vice President — Tax
Textron Inc.

SCOTT P. HEGSTROM
Vice President —
Mergers & Acquisitions and
Strategy
Textron Inc.

SHANNON H. HINES
Senior Vice President —
Government Affairs &
Washington Operations
Textron Inc.

TODD A. KACKLEY
Vice President and
Chief Information Officer
Textron Inc.

LAWRENCE J. LA SALA
Vice President and
Deputy General Counsel —
Litigation
Textron Inc.

THOMAS N. NICHIPOR
Vice President —
Textron Audit Services
Textron Inc.

DAVID ROSENBERG
Vice President —
Investor Relations
Textron Inc.

ERIC SALANDER
Vice President and
Treasurer
Textron Inc.

FOOTNOTE TO SELECTED YEAR-OVER-YEAR FINANCIAL DATA (continued from page 1)

NON-GAAP FINANCIAL MEASURES AND RECONCILIATION TO GAAP

SEGMENT PROFIT

Segment profit is an important measure used by our chief operating decision maker for evaluating performance and for decision-making purposes. Beginning in 2023, we changed how we measure our manufacturing segment operating results to exclude the non-service components of pension and postretirement income, net; LIFO inventory provision; and intangible asset amortization. This measure also continues to exclude interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; and special charges. The prior period has been recast to conform to this presentation. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

ADJUSTED INCOME FROM CONTINUING OPERATIONS, ADJUSTED DILUTED EARNINGS PER SHARE AND OUTLOOK

Adjusted income from continuing operations and adjusted diluted earnings per share exclude special charges, net of tax and gains/losses on major business dispositions, net of tax. We consider items recorded in special charges, such as enterprise-wide restructuring, certain asset impairment charges, and acquisition-related restructuring, integration and transaction costs, to be of a non-recurring nature that is not indicative of ongoing operations.

Beginning in 2023, these measures also exclude LIFO inventory provision, net of tax and Intangible asset amortization, net of tax. LIFO inventory provision is excluded to improve comparability with other companies in our industry who have not elected to use the LIFO inventory costing method. Intangible asset amortization is excluded to improve comparability as the impact of such amortization can vary substantially from company to company depending upon the nature and extent of acquisitions and exclusion of this expense is consistent with the presentation of non-GAAP measures provided by other companies within our industry. Management believes that it is important for investors to understand that these intangible assets were recorded as part of purchase accounting and contribute to revenue generation. The prior period has been recast to conform to this presentation.

ADJUSTED INCOME FROM CONTINUING OPERATIONS AND ADJUSTED DILUTED EARNINGS PER SHARE GAAP TO NON-GAAP RECONCILIATION

(Dollars in Millions, Except Per Share Amounts)	**2023**	2022
INCOME FROM CONTINUING OPERATIONS—GAAP	**$ 922**	$ 862
Add: Special charges, net of tax	**94**	—
LIFO Inventory provision, net of tax	**81**	54
Intangible asset amortization, net of tax	**30**	40
ADJUSTED INCOME FROM CONTINUING OPERATIONS—NON-GAAP	**$1,127**	$ 956
INCOME FROM CONTINUING OPERATIONS—GAAP	**$ 4.57**	$4.01
Add: Special charges, net of tax	**0.47**	—
LIFO inventory provision, net of tax	**0.40**	0.25
Intangible asset amortization, net of tax	**0.15**	0.19
ADJUSTED INCOME FROM CONTINUING OPERATIONS—NON-GAAP	**$ 5.59**	$4.45

MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS

Manufacturing cash flow before pension contributions adjusts net cash from operating activities (GAAP) for the following:

- Deducts capital expenditures and includes proceeds from insurance recoveries and the sale of property, plant and equipment to arrive at the net capital investment required to support ongoing manufacturing operations;
- Excludes dividends received from Textron Financial Corporation (TFC) and capital contributions to TFC provided under the Support Agreement and debt agreements as these cash flows are not representative of manufacturing operations;
- Adds back pension contributions as we consider our pension obligations to be debt-like liabilities. Additionally, these contributions can fluctuate significantly from period to period and we believe that they are not representative of cash used by our manufacturing operations during the period.

While we believe this measure provides a focus on cash generated from manufacturing operations, before pension contributions, and may be used as an additional relevant measure of liquidity, it does not necessarily provide the amount available for discretionary expenditures since we have certain non-discretionary obligations that are not deducted from the measure.

MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS GAAP TO NON-GAAP RECONCILIATION

(In Millions)	**2023**	2022
NET CASH FROM OPERATING ACTIVITIES—GAAP	**$1,270**	$1,461
Less: Capital expenditures	**(402)**	(354)
Add: Total pension contribution	**45**	49
Proceeds from sale of property, plant and equipment	**18**	22
MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS—NON-GAAP	**$ 931**	$1,178

TEXTRON'S DIVERSE PRODUCT PORTFOLIO

TEXTRON AVIATION


Citation Longitude®


Citation Latitude®


Beechcraft® Denali

BELL


Bell V-280 Valor


CMV-22 Osprey


Bell 429

INDUSTRIAL


E-Z-GO RXV ELiTE


Kautex Pentatonic Battery System


Jacobsen Eclipse 360 ELiTE

TEXTRON SYSTEMS


Ship-to-Shore Connector


Aerosonde® Mk. 4.8 HQ


Cottonmouth™

TEXTRON eAVIATION


Pipistrel Velis Electro


Pipistrel Panthera


Pipistrel Nuuva V300

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-5480

Textron Inc.

(Exact name of registrant as specified in its charter)

Delaware	**05-0315468**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
40 Westminster Street, Providence, RI	**02903**
(Address of principal executive offices)	(Zip code)

Registrant's Telephone Number, Including Area Code: **(401) 421-2800**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock — par value $0.125	TXT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act . ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's Common Stock held by non-affiliates at July 1, 2023 was approximately $13.3 billion based on the New York Stock Exchange closing price for such shares on that date. The registrant has no non-voting common equity.

At February 3, 2024, 192,853,981 shares of Common Stock were outstanding.

Documents Incorporated by Reference

Part III of this Report incorporates information from certain portions of the registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 24, 2024.

Textron Inc.
Index to Annual Report on Form 10-K
For the Fiscal Year Ended December 30, 2023

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	16
Item 1C.	Cybersecurity	16
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Mine Safety Disclosures	18
PART II		
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	[Reserved]	19
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	69
Item 9A.	Controls and Procedures	69
Item 9B.	Other Information	71
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	71
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	71
Item 11.	Executive Compensation	71
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	71
Item 13.	Certain Relationships and Related Transactions and Director Independence	71
Item 14.	Principal Accountant Fees and Services	71
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	72
Item 16.	Form 10-K Summary	75
Signatures		76

PART I

Item 1. Business

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative products and services around the world. References to "Textron Inc.," the "Company," "we," "our" and "us" in this Annual Report on Form 10-K, unless otherwise indicated, refer to Textron Inc. and its consolidated subsidiaries.

We conduct our business through six operating segments: Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation, which represent our manufacturing businesses, and Finance, which represents our captive finance business. Our segments include numerous separately incorporated subsidiaries. Total revenues for 2023 were $13.7 billion and are presented below by segment and customer type.

2023 Total Revenues by Segment



2023 Total Revenues by Customer Type



The following description of our business and operating segments should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Textron Aviation Segment

Textron Aviation is a leader in general aviation. Textron Aviation manufactures, sells and services Cessna and Beechcraft aircraft, and services the Hawker brand of business jets. The segment has two principal product lines: aircraft and aftermarket parts and services. Aircraft includes sales of business jets, turboprop aircraft, military trainer and defense aircraft and piston engine aircraft. Aftermarket parts and services includes commercial parts sales and maintenance, inspection and repair services.

Textron Aviation's business jets include the Cessna Citation M2 Gen2, Citation CJ3 Gen2, Citation CJ4 Gen2, Citation XLS Gen2, Citation Latitude and the Citation Longitude. Textron Aviation's turboprop aircraft include the Beechcraft King Air 260, King Air 360ER and King Air 360, and the Cessna Caravan, Grand Caravan EX and SkyCourier. In addition, Textron Aviation's military trainer and defense aircraft include the Beechcraft T-6 trainer, which has been used to train pilots from more than 40 countries, and the AT-6 light attack military aircraft, which has achieved military type certification from the U.S. Air Force. Textron Aviation also offers piston engine aircraft including the Beechcraft Baron G58 and Bonanza G36, and the Cessna Skyhawk, Skylane, Turbo Skylane, and Turbo Stationair HD.

Textron Aviation markets its products worldwide through its own sales force, as well as through a network of authorized independent sales representatives. With a product lineup ranging from introductory training aircraft through super mid-size business jets, Textron Aviation's diverse customer base includes fractional aircraft businesses, charter and fleet operators, corporate aviation, individual buyers, training schools, airlines, and special mission, military and government operators.

In support of its family of aircraft, Textron Aviation operates a global network of more than 20 service centers, two of which are co-located with Bell. In addition, more than 300 authorized independent service centers are located throughout the world. Textron Aviation-owned service centers provide customers with 24-hour service and maintenance. Textron Aviation also provides its customers with around-the-clock parts support and offers a mobile support program with over 80 mobile service units.

Textron Aviation is developing the Citation Ascend, a high-performance midsize business jet, which is expected to enter into service in 2025. The Beechcraft Denali, a high-performance single engine turboprop aircraft also under development, achieved its first flight in November 2021 and is in the certification process with the Federal Aviation Administration (FAA). The Denali will be powered by an engine expected to be up to 20% more efficient than similarly sized engines.

Bell Segment

Bell is one of the leading suppliers of military and commercial helicopters, tiltrotor aircraft, and related spare parts and services in the world. Tiltrotor aircraft are designed to provide the benefits of both helicopters and fixed-wing aircraft.

Bell supplies advanced military helicopters and provides parts and support services to the U.S. Government and to military customers outside the United States. Bell's major U.S. Government programs are for the production and support of V-22 tiltrotor aircraft, primarily for the U.S. Department of Defense; the development of the V-280 Valor, a next generation tiltrotor aircraft for the U.S. Army's Future Long Range Assault Aircraft (FLRAA) program; and production and support of H-1 helicopters for the U.S. Marine Corps. Under the U.S. Government-sponsored foreign military sales program, Bell offers the V-22 tiltrotor aircraft and H-1 helicopter products for sale to other countries.

The FLRAA development contract was awarded to Bell in December 2022 as part of the U.S. Army's Future Vertical Lift (FVL) initiative. Bell is developing a tiltrotor aircraft, based on the V-280 Valor, to meet U.S. Army weapon system requirements. The V-280 Valor first flew in December 2017 and has conducted over 200 hours of flight testing.

Bell is also developing a new rotorcraft, the Bell 360 Invictus, for the U.S. Army's Future Attack Reconnaissance Aircraft (FARA) Competitive Prototype Program, which is part of the U.S. government's FVL initiative. In March 2020, the U.S. Army selected the 360 Invictus to move to the second phase of the Competitive Prototype Program. Bell continues to progress on its development of the 360 Invictus Prototype under this phase of the cost-share program. On February 8, 2024, as part of plans to rebalance its aviation modernization investments, the U.S. Army announced plans to discontinue development of the FARA at the conclusion of FY24 prototyping activities.

Through its commercial business, Bell is a leading supplier of commercially certified helicopters and support to corporate, private, law enforcement, utility, public safety and emergency medical helicopter operators, and U.S. and foreign governments. Bell produces a variety of commercial aircraft types, including light single- and twin-engine helicopters and medium twin-engine helicopters, along with other related products. The commercial helicopters currently offered by Bell include the 429, 407GXi, 412EPX and 505 Jet Ranger X. Bell's first super medium commercial helicopter, the 525 Relentless, is currently in the certification process with the FAA.

For both its military programs and its commercial products, Bell provides post-sale support and service for an installed base of approximately 13,000 helicopters. Bell operates a global network of eight Company-operated service centers, two of which are co-located with Textron Aviation, and four global parts distribution centers. In addition, approximately 85 independent service centers are located in about 35 countries. Collectively, these service sites offer a complete range of logistics support, including parts, support equipment, technical data, training devices, pilot and maintenance training, component repair and overhaul, engine repair and overhaul, aircraft modifications, aircraft customizing, accessory manufacturing, contractor maintenance, field service and product support engineering.

Textron Systems Segment

The businesses in our Textron Systems segment develop, manufacture and integrate a variety of products and services for U.S. and international military, government and commercial customers to support defense, homeland security, aerospace, infrastructure protection and other customer missions. Product and service offerings of this segment include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems and both manned and unmanned armored and specialty vehicles.

Notable products developed and produced by the Textron Systems segment include the Ship-to-Shore Connector, the U.S. Navy's next generation of Landing Craft Air Cushion vehicles; a family of test and simulation products; Shadow, the U.S. Army's premier tactical unmanned aircraft system; the Aerosonde Small Unmanned Aircraft System, a multi-mission capable unmanned aircraft system for commercial and military operations; and piston aircraft engines under the Lycoming brand. Notable service offerings of the segment include fee-for-service programs, using unmanned aircraft systems, and live military air-to-air and air-to-ship training and support services for U.S. Navy, Marine and Air Force personnel provided by Airborne Tactical Advantage Company.

Industrial Segment

Our Industrial segment designs and manufactures a variety of products within the Kautex and Specialized Vehicles product lines.

Kautex is a leader in designing and manufacturing plastic fuel systems for automobiles and light trucks, including blow-molded solutions for conventional plastic fuel tanks and pressurized plastic fuel tanks for hybrid vehicle applications. Kautex also develops and manufactures clear-vision systems for automotive safety and advanced driver assistance systems (ADAS). Our cleaning systems are comprised of nozzles, reservoirs, inlets and pumps to support onboard cleaning for windscreens, headlamps and ADAS cameras and sensors. In addition, Kautex produces plastic tanks for selective catalytic reduction systems used to reduce emissions from diesel engines, and other fuel system components. Kautex has also developed and begun to offer lightweight, composite Pentatonic battery systems, which include enclosures, underbody protection and thermal management systems, for use in electric vehicles, from hybrid to full battery-powered.

Kautex's business model is focused on developing and maintaining long-term customer relationships with leading global original equipment manufacturers (OEMs). Kautex, which is headquartered in Bonn, Germany, operates over 30 plants in 13 countries in close proximity to its customers, along with 9 engineering/research and development locations around the world.

Our Specialized Vehicles product line includes products sold by the Textron Specialized Vehicles businesses under our E-Z-GO, Arctic Cat, TUG Technologies, Douglas Equipment, Premier, Safeaero, Ransomes, Jacobsen and Cushman brands. These businesses design, manufacture and sell golf cars; off-road utility vehicles; powersports products; light transportation vehicles; aviation ground support equipment; professional turf-maintenance equipment; and specialized turf-care vehicles. A significant portion of the products sold by these businesses are powered with lithium batteries, greatly reducing the products' impact on the environment.

The diversified customer base for the Specialized Vehicles product line includes golf courses and resorts, government agencies and municipalities, consumers, outdoor enthusiasts, and commercial and industrial users such as factories, warehouses, airlines, planned communities, hunting preserves, educational and corporate campuses, sporting venues and landscaping professionals. Sales are made through a network of independent distributors and dealers worldwide and the Bass Pro Shops and Cabela's retail outlets, which sell our products under the Tracker Off Road brand, as well as factory direct resources. In addition, we also manufacture products for OEMs for resale to customers under the OEM's branding.

Textron eAviation Segment
Our Textron eAviation segment includes Pipistrel, a manufacturer of light aircraft, along with other research and development initiatives related to sustainable aviation solutions. Pipistrel offers a family of light aircraft and gliders with both electric and combustion engines. Pipistrel's Velis Electro is the world's first, and currently only, electric aircraft to receive full type certification from the European Union Aviation Safety Agency and from the UK Civil Aviation Authority.

Finance Segment
Our Finance segment, or the Finance group, is a commercial finance business that consists of Textron Financial Corporation (TFC) and its consolidated subsidiaries. The Finance segment provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. A substantial number of the originations in our finance receivable portfolio are cross-border transactions for aircraft sold outside of the U.S. In 2023 and 2022, our Finance group made payments of $160 million and $92 million, respectively, to finance the Manufacturing group's sale of Textron-manufactured products to third parties.

Backlog
Backlog represents amounts allocated to contracts that we expect to recognize as revenue in future periods when we perform under the contracts. Backlog excludes unexercised contract options and potential orders under ordering-type contracts, such as Indefinite Delivery, Indefinite Quantity contracts.

Our backlog at the end of 2023 and 2022 is summarized below:

(In millions)	December 30, 2023	December 31, 2022
Textron Aviation	$ 7,169	$ 6,387
Bell	4,780	4,781
Textron Systems	1,950	2,098
Total backlog	$ 13,899	$ 13,266

U.S. Government Contracts and Other Governmental Regulation
Our operations, products and services are subject to various government regulations, including regulations related to U.S. government business, international regulation of aviation products and services, and environmental regulations.

Contracts with the U.S. Government, including contracts under the U.S. Government-sponsored foreign military sales program, generated approximately 21% of our consolidated revenues in 2023, primarily in our Bell and Textron Systems segments. We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation; define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and safeguard and restrict the use and dissemination of classified and covered defense information and the export of certain products and technical data. New laws, regulations or procurement requirements, or changes to current ones, can significantly increase our costs, reducing our profitability.

Our contracts with the U.S. Government generally may be terminated by the U.S. Government for convenience or if we default in whole or in part by failing to perform under the terms of the applicable contract. If the U.S. Government terminates a contract for convenience, we normally will be entitled to payment for the cost of contract work performed before the effective date of termination, including, if applicable, reasonable profit on such work, as well as reasonable termination costs. If, however, the U.S. Government terminates a contract for default, generally: (a) we will be paid the contract price for completed supplies delivered and accepted and services rendered, an agreed-upon amount for manufacturing materials delivered and accepted and for the protection and preservation of property, and an amount for partially completed products accepted by the U.S. Government; (b) the U.S. Government may not be liable for our costs with respect to unaccepted items and may be entitled to repayment of advance payments and progress payments related to the terminated portions of the contract; (c) the U.S. Government may not be liable for assets we own and utilize to provide services under the "fee-for-service" contracts; and (d) we may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. See Aerospace and Defense Industry section in Item 1A. Risk Factors for additional information related to regulation of U.S. Government business.

Our commercial aircraft manufacturing businesses are regulated by the FAA in the U.S. and by similar aviation regulatory governing authorities internationally, including, the European Aviation Safety Agency. Maintenance facilities and aftermarket services must also comply with FAA and international regulations. These regulations address production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. For an aircraft to be manufactured and sold, the model must receive a type certificate from the appropriate aviation authority, and each aircraft must receive a certificate of airworthiness. Aircraft outfitting and completions also require approval by the appropriate aviation authority. See Strategic Risks section in Item 1A. Risk Factors for additional information with respect to risks related to obtaining certification of new aircraft products.

Our operations are subject to numerous laws and regulations designed to protect the environment. For additional information regarding environmental matters, see Note 18 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, and Business and Operational Risks and Risks Related to Regulatory, Legal and Other Matters sections in Item 1A. Risk Factors.

Based on current information and the applicable laws and regulations currently in effect, compliance with government regulations, including environmental regulations, has not had, and we do not expect it to have, a material effect on our capital expenditures, earnings or competitive position. However, laws and regulations may be changed or adopted that impose additional compliance requirements which could necessitate capital expenditures or otherwise increase our costs of doing business, reducing our profitability and negatively impacting our operating results.

Human Capital Resources
At December 30, 2023, we employed approximately 35,000 employees worldwide, with approximately 80% located in the U.S. and the remainder located outside of the U.S. Approximately 7,400, or 27%, of our U.S. employees, most of whom work for our Bell and Textron Aviation segments, are represented by unions under collective bargaining agreements, and certain of our non-U.S. employees are represented by organized works councils. From time to time our collective bargaining agreements expire. Historically, we have been successful in negotiating renewals to expiring agreements without any material disruption of operating activities, and management considers employee relations to be good.

Our success is highly dependent upon our ability to hire and retain a workforce with the skills necessary for our businesses to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, flight operations, business development and strategy and management. In order to attract and retain highly skilled employees, we offer comprehensive compensation and benefit programs, career opportunities and an engaging, inclusive environment where all employees are treated with dignity and respect.

Health and Safety
The health and safety of our employees, contractors and communities is a priority, and we strive to provide our employees with healthy working conditions and safe facilities. To maintain and enhance the safety of our employees, we promote a workplace safety culture of continuous improvement, shared responsibility, and individual accountability We use an annual goal setting process to drive injury rate improvements, and the injury rate reduction goal is a performance metric that is tracked and reported to senior leadership and the Audit Committee of the Board of Directors.

Talent and Career Development

Our talent development programs are designed to prepare our employees at all levels to take on new career and growth opportunities at Textron. Leadership, professional and functional training courses are tailored for employees at each stage of their careers and include a mix of enterprise-wide and business unit-specific programs. Textron University, an internal corporate function, provides (i) facilitated face-to-face professional and leadership development programs, (ii) web-based general and specialized functional and technical courses and (iii) an online portal to access advanced skills technical training, manage recertification of existing qualifications and other career planning tools and resources.

The current and future talent needs of each of our businesses are assessed annually through a formal talent review process which enables us to develop leadership succession plans and provide our employees with potential new career opportunities. In addition, leaders from functional areas within each business belong to enterprise-wide councils which conduct annual talent reviews. These processes enable us to fill talent needs by matching employees who are ready to assume significant leadership roles with opportunities that best fit their career path, which may be in other businesses within the enterprise.

Textron is committed to having a diverse workforce and inclusive workplaces throughout our global operations. We believe by employing highly talented employees, who feel valued, respected and are able to contribute fully, we will improve performance, innovation, collaboration and talent retention, all of which contributes to stronger business results and reinforces our reputation as leaders in our industries and communities.

For discussion of certain risks relating to human capital management, see Risks Related to Human Capital section in Item 1A. Risk Factors.

Patents and Trademarks

We own, or are licensed under, numerous patents throughout the world relating to products, services and methods of manufacturing. Patents developed while under contract with the U.S. Government may be subject to use by the U.S. Government. We also own or license active trademark registrations and pending trademark applications in the U.S. and in various foreign countries or regions, as well as trade names and service marks. While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license, trademark or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole.

Information about our Executive Officers

The following table sets forth certain information concerning our executive officers as of February 12, 2024.

Name	Age	Current Position with Textron Inc.
Scott C. Donnelly	62	Chairman, President and Chief Executive Officer
Frank T. Connor	64	Executive Vice President and Chief Financial Officer
Julie G. Duffy	58	Executive Vice President and Chief Human Resources Officer
E. Robert Lupone	64	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009 and became Chief Executive Officer of Textron in December 2009. In July 2010, Mr. Donnelly was appointed Chairman of the Board of Directors effective September 1, 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's Aviation business unit, a position he had held since July 2005. GE's Aviation business unit is a leading maker of commercial and military jet engines and components, as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly served as Senior Vice President of GE Global Research, one of the world's largest and most diversified industrial research organizations with facilities in the U.S., India, China and Germany and held various other management positions since joining General Electric in 1989.

Mr. Connor joined Textron in August 2009 as Executive Vice President and Chief Financial Officer. Previously, Mr. Connor was head of Telecom Investment Banking at Goldman, Sachs & Co. from 2003 to 2008. Prior to that position, he served as Chief Operating Officer of Telecom, Technology and Media Investment Banking at Goldman, Sachs & Co. from 1998 to 2003. Mr. Connor joined the Corporate Finance Department of Goldman, Sachs & Co. in 1986 and became a Vice President in 1990 and a Managing Director in 1996.

Ms. Duffy was named Executive Vice President, Human Resources in July 2017 and Executive Vice President and Chief Human Resources Officer in April 2022. Ms. Duffy joined Textron in 1997 as a member of the corporate legal team and has since held positions of increasing responsibility within the Company's legal function, previously serving as Vice President and Deputy General Counsel-Litigation, a position she had held since 2011. In that role she was responsible for managing the corporate litigation staff with primary oversight of litigation throughout Textron. She has also played an active role in developing, implementing and standardizing human resources policies across the Company and served as the senior legal advisor on employment and benefits issues.

Mr. Lupone joined Textron in February 2012 as Executive Vice President, General Counsel, Secretary and Chief Compliance Officer. Previously, he was senior vice president and general counsel of Siemens Corporation (U.S.) since 1999 and general counsel of Siemens AG for the Americas since 2008. Prior to joining Siemens in 1992, Mr. Lupone was vice president and general counsel of Price Communications Corporation.

Available Information
We make available free of charge on our Internet Web site (www.textron.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Forward-Looking Information
Certain statements in this Annual Report on Form 10-K and other oral and written statements made by us from time to time are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may describe strategies, goals, outlook or other non-historical matters, or project revenues, income, returns or other financial measures, often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "guidance," "project," "target," "potential," "will," "should," "could," "likely" or "may" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. In addition to those factors described herein under "Risk Factors," among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Interruptions in the U.S. Government's ability to fund its activities and/or pay its obligations;
- Changing priorities or reductions in the U.S. Government defense budget, including those related to military operations in foreign countries;
- Our ability to perform as anticipated and to control costs under contracts with the U.S. Government;
- The U.S. Government's ability to unilaterally modify or terminate its contracts with us for the U.S. Government's convenience or for our failure to perform, to change applicable procurement and accounting policies, or, under certain circumstances, to withhold payment or suspend or debar us as a contractor eligible to receive future contract awards;
- Changes in foreign military funding priorities or budget constraints and determinations, or changes in government regulations or policies on the export and import of military and commercial products;
- Volatility in the global economy or changes in worldwide political conditions that adversely impact demand for our products;
- Volatility in interest rates or foreign exchange rates and inflationary pressures;
- Risks related to our international business, including establishing and maintaining facilities in locations around the world and relying on joint venture partners, subcontractors, suppliers, representatives, consultants and other business partners in connection with international business, including in emerging market countries;
- Our Finance segment's ability to maintain portfolio credit quality or to realize full value of receivables;
- Performance issues with key suppliers or subcontractors;
- Legislative or regulatory actions, both domestic and foreign, impacting our operations or demand for our products;
- Our ability to control costs and successfully implement various cost-reduction activities;
- The efficacy of research and development investments to develop new products or unanticipated expenses in connection with the launching of significant new products or programs;
- The timing of our new product launches or certifications of our new aircraft products;
- Our ability to keep pace with our competitors in the introduction of new products and upgrades with features and technologies desired by our customers;
- Pension plan assumptions and future contributions;
- Demand softness or volatility in the markets in which we do business;
- Cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption;
- Difficulty or unanticipated expenses in connection with integrating acquired businesses;
- The risk that acquisitions do not perform as planned, including, for example, the risk that acquired businesses will not achieve revenue and profit projections;
- The impact of changes in tax legislation;

- The risk of disruptions to our business and the business of our suppliers, customers and other business partners due to unexpected events, such as pandemics, natural disasters, acts of war, strikes, terrorism, social unrest or other societal or political conditions; and
- The ability of our businesses to hire and retain the highly skilled personnel necessary for our businesses to succeed.

Item 1A. Risk Factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe currently are the most significant to our business.

Aerospace and Defense Industry Risks

Demand for our aircraft products is cyclical and lower demand adversely affects our financial results.
Demand for business jets, turbo props and commercial helicopters has been cyclical and difficult to forecast. The demand for our aircraft products has been adversely impacted by unexpected events and may be impacted by such events in the future. Therefore, future demand for these products could be significantly and unexpectedly less than anticipated and/or less than previous period deliveries. Similarly, there is uncertainty as to when or whether our existing commercial backlog for aircraft products will convert to revenues as the conversion depends on production capacity, customer needs and credit availability, among other factors. Changes in economic conditions have in the past caused, and in the future may cause, customers to request that firm orders be rescheduled, deferred or cancelled. Reduced demand for our aircraft products or delays or cancellations of orders previously has had and, in the future, could have a material adverse effect on our cash flows, results of operations and financial condition.

We have customer concentration with the U.S. Government; reduction in U.S. Government defense spending can adversely affect our results of operations and financial condition.
During 2023, we derived approximately 21% of our revenues from sales to a variety of U.S. Government entities. Our revenues from the U.S. Government largely result from contracts awarded to us under various U.S. Government defense-related programs. Considerable uncertainty exists regarding how future budget and program decisions will develop. We cannot predict the impact on existing, follow-on or future programs from changes in the threat environment, defense spending levels, government priorities, political leadership, procurement practices, inflation and other macroeconomic trends, military strategy, or broader societal changes. Significant changes in national and international priorities for defense spending could affect the funding, or the timing of funding, of our programs, which could negatively impact our results of operations and financial condition.

The funding of U.S. Government defense programs is subject to congressional appropriation decisions and the U.S. Government budget process which includes enacting relevant legislation, such as appropriations bills and accords on the debt ceiling. Although multiple-year contracts may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often are only partially funded initially, and additional funds are committed only as Congress makes further appropriations. Further uncertainty with respect to ongoing programs could also result in the event that the U.S. Government finances its operations through temporary funding measures such as "continuing resolutions" rather than full-year appropriations or if a government shutdown were to occur and were to continue for an extended period of time. If we incur costs in advance or in excess of funds committed on a contract, we are at risk for non-reimbursement of those costs until additional funds are appropriated. The reduction, termination or delay in the timing of funding for U.S. Government programs for which we currently provide or propose to provide products or services from time to time has resulted and, in the future, may result in a loss of anticipated revenues. A loss of such revenues could materially and adversely impact our results of operations and financial condition. In addition, because our U.S. Government contracts generally require us to continue to perform even if the U.S. Government is unable to make timely payments, we may need to finance our continued performance for the impacted contracts from our other resources on an interim basis. An extended delay in the timely payment by the U.S. Government could have a material adverse effect on our liquidity.

U.S. Government contracts can be terminated at any time and may contain other unfavorable provisions.
The U.S. Government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. In the event of termination for the U.S. Government's convenience, contractors are generally protected by provisions covering reimbursement for costs incurred on the contracts and profit on those costs but not the anticipated profit that would have been earned had the contract been completed. A termination arising out of our default for failure to perform could expose us to liability, including but not limited to, all costs incurred under the contract plus potential liability for re-procurement costs in excess of the total original contract amount, less the value of work performed and accepted by the customer under the contract. Such an event could also have an adverse effect on our ability to compete for future contracts and orders. If any of our contracts are terminated by the U.S. Government whether for convenience or default, our backlog would be reduced by the expected value of the remaining work under such contracts. We also enter into "fee for service" contracts with the U.S. Government where we retain ownership of, and consequently the risk of loss on, aircraft and equipment

supplied to perform under these contracts. Termination of these contracts could materially and adversely impact our results of operations. On contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our products and services as a subcontractor. In addition, in the event that the U.S. Government is unable to make timely payments, failure to continue contract performance places the contractor at risk of termination for default. Any such event could have a material adverse effect on our cash flows, results of operations and financial condition.

As a U.S. Government contractor, we are subject to procurement rules and regulations; our failure to comply with these rules and regulations could adversely affect our business.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts, and safeguard and restrict the use and dissemination of classified information, covered defense information, and the exportation of certain products and technical data. New laws, regulations or procurement requirements or changes to current ones (including, for example, regulations related to cybersecurity) can significantly increase our costs, reducing our profitability. Our failure to comply with procurement regulations and requirements could allow the U.S. Government to suspend or debar us from receiving new contracts for a period of time, reduce the value of existing contracts, issue modifications to a contract, withhold cash on contract payments, and control and potentially prohibit the export of our products, services and associated materials, any of which could negatively impact our results of operations, financial condition or liquidity. A number of our U.S. Government contracts contain provisions that require us to make disclosure to the Inspector General of the agency that is our customer if we have credible evidence that we have violated U.S. criminal laws involving fraud, conflict of interest, or bribery; the U.S. civil False Claims Act; or received a significant overpayment under a U.S. Government contract. Failure to properly and timely make disclosures under these provisions may result in a termination for default or cause, suspension and/or debarment, and potential fines.

As a U.S. Government contractor, our businesses and systems are subject to audit and review by the Defense Contract Audit Agency (DCAA) and the Defense Contract Management Agency (DCMA).

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the DCAA and DCMA. These agencies review our performance under contracts, our cost structure and our compliance with laws and regulations applicable to U.S. Government contractors. The systems that are subject to review include, but are not limited to, our accounting, estimating, material management and accounting, earned value management, purchasing and government property systems. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions that may include the termination of our contracts, forfeiture or reduction of profits, suspension or reduction of payments, fines, and, under certain circumstances, suspension or debarment from future contracts for a period of time. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. These laws and regulations affect how we conduct business with our government customers and, in some instances, impose added costs on our business.

Our profitability and cash flow varies depending on the mix of our government contracts and our ability to control costs.

Under fixed-price contracts, generally we receive a fixed price irrespective of the actual costs we incur, and, consequently, we absorb any costs in excess of the fixed price. Changes in underlying assumptions, circumstances or estimates used in developing the pricing for such contracts can adversely affect our results of operations. Additionally, fixed-price contracts generally require progress payments rather than performance-based payments which can delay our ability to recover a significant amount of costs incurred on a contract and thus affect the timing of our cash flows. Under fixed-price incentive contracts, we share with the U.S. Government cost underrun savings, which are derived from total cost being less than target costs; we also share in cost overruns, which occur when total costs exceed target costs up to a negotiated cost ceiling; however, we are solely responsible for costs above the ceiling. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-reimbursement contracts that are subject to a contract-ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based; however, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Due to the nature of our work under government contracts, we sometimes experience unforeseen technological or schedule difficulties and cost overruns due to inflation, labor shortages, supply chain challenges and/or other factors. Under each type of contract, if we are unable to control costs or if our initial cost estimates are incorrect, our cash flows, results of operations and financial condition could be adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

The market for U.S. Government defense business is highly competitive, and the competitive bidding process increases pricing pressure and cost which may affect our ability to win new contracts for major government programs.
Our defense businesses operate in highly competitive markets in which they participate in rigorous, increasingly competitive bidding processes against other defense companies for U.S. government business. The U.S. Government relies upon competitive contract award types, including indefinite-delivery, indefinite-quantity, other transaction agreements and multi-award contracts, which often create increased pricing pressure and increase our cost by requiring that we submit multiple bids or share in costs. In addition, multi-award contracts increase our cost as they require that we make sustained efforts to compete for task orders and delivery orders under the contract. Further, the competitive bidding process is costly, in some instances requires significant research and development and/or engineering efforts to participate and demands employee and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors.

Despite our best efforts, the U.S. Government customer sometimes chooses competitor's offerings over our offerings and there can be no assurance that our businesses will be selected for government programs with significant long-term revenues. Even if we are successful in obtaining an award, we have in the past and may in the future encounter bid protests from unsuccessful bidders on new program awards. Bid protests could result in significant expenses associated with justifying the selection or due to potential program delays and could result in contract modifications that alter schedule or scope or even cause the loss of the contract award. Even when a bid protest does not result in the loss of a contract award, the resolution could postpone commencement of contract activity, resulting in additional cost and delay in the recognition of revenue and profit. If we are unable to continue to compete successfully against our current or future competitors, do not win government programs with significant long-term revenues or do not prevail in bid protests, we may experience declines in future revenues and profitability, which could have a material adverse effect on our financial position, results of operations or cash flows.

Strategic Risks

Developing new products and technologies entails significant risks and uncertainties.
To continue to grow our revenues and segment profit, we must successfully develop new products and technologies or modify our existing products and technologies for our current and future markets. Our future performance depends, in part, on our ability to identify emerging technological trends and customer requirements and to develop and maintain competitive products and services. Delays or cost overruns in the development and acceptance of new products or certification of new aircraft and other products occur from time to time and could adversely affect our results of operations. These delays or cost overruns could be caused by unanticipated technological hurdles, production changes to meet customer demands, unanticipated difficulties in obtaining required regulatory certifications of new aircraft or other products, or failure on the part of our suppliers to deliver components as agreed. We also could be adversely affected if our research and development efforts are less successful than expected or if these efforts require significantly more funding to achieve our goals than anticipated. In particular, the success of Textron eAviation depends in large part, on our ability to develop and certify new electric and hybrid electric aircraft products in order to achieve our long-term strategy of offering a family of sustainable aircraft for urban air mobility, general aviation, cargo and special mission roles. In addition, new products and technologies could generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us. Furthermore, because of the lengthy research and development cycle involved in bringing certain of our products to market, we cannot predict the economic conditions that will exist when any new product is complete, and the market for our product offerings does not always develop or continue to expand as we anticipate.

A reduction in capital spending in the aerospace or defense industries could have a significant effect on the demand for new products and technologies under development, which could have an adverse effect on our financial condition and results of operations. In addition, our investments in equipment or technology that we believe will enable us to obtain future contracts for our U.S. Government or other customers may not result in contracts or revenues sufficient to offset such investment. We cannot be sure that our competitors will not develop competing technologies which gain superior market acceptance compared to our products. A significant failure in our new product development efforts, a substantial change to schedule, a material change in an anticipated market or the failure of our products or services to achieve customer acceptance relative to our competitors' products or services, could have an adverse effect on our financial condition and results of operations.

We have made and may continue to make acquisitions that increase the risks of our business.
We enter into acquisitions with the intention of expanding our business and enhancing shareholder value. Acquisitions involve risks and uncertainties that, in some cases, have resulted, and, in the future, could result in our not achieving expected benefits. Such risks include difficulties in integrating newly acquired businesses and operations in an efficient and cost-effective manner; challenges in achieving expected strategic objectives, cost savings and other benefits; the risk that the acquired businesses' markets do not evolve as anticipated and that the acquired businesses' products and technologies do not prove to be those needed to be successful in those markets; the risk that our due diligence reviews of the acquired business do not identify or adequately assess all of the material issues which impact valuation of the business or result in costs or liabilities in excess of what we anticipated; the risk that we pay a purchase price that exceeds what the future results of operations would have merited; the risk

that the acquired business may have significant internal control deficiencies or exposure to regulatory sanctions; and the potential loss of key customers, suppliers and employees of the acquired businesses.

Business and Operational Risks

Risks arising from uncertainty in global macroeconomic conditions may harm our business.
We are sensitive to global macroeconomic conditions. Negative macroeconomic factors may have an adverse effect on our business, results of operations and financial condition, as well as on our distributors, customers and suppliers, and on activity in many of the industries and markets we serve. We cannot predict changes in worldwide or regional economic or political conditions and government policies as such factors are highly volatile and beyond our control. If current macroeconomic pressures, including from inflation and labor and supply chain challenges, continue or if global macroeconomic conditions deteriorate and remain at depressed levels for extended periods, our business, results of operations and financial condition could be materially adversely affected.

Our business could be negatively impacted by cybersecurity threats and other disruptions.
Our information technology (IT) and related systems are critical to the efficient operation of our business and essential to our ability to perform day to day processes. As a U.S. defense contractor, we face persistent security threats, including threats to our IT infrastructure and unlawful attempts to gain access to our information via phishing/malware campaigns and other cyberattack methods, as well as threats to the physical security of our facilities and employees, as do our customers, suppliers, subcontractors and joint venture partners. Attempts to gain unauthorized access to our confidential, classified or otherwise proprietary information or that of our employees or customers, as well as other security breaches, are persistent, continue to evolve and require highly skilled IT resources.

While we have experienced cybersecurity attacks, such attacks have not resulted in a material information security breach and we have not suffered any material losses relating to such attacks. Due to the evolving nature of security threats, the possibility of future material incidents cannot be completely mitigated, and we may not always be successful in timely detecting, reporting or responding to cyber incidents. Future attacks or breaches of data security, whether of our systems or the systems of our service providers or other third parties who may have access to our data for business purposes, could disrupt our operations, cause the loss of business information or compromise confidential information, exposing us to liability or regulatory action. Such an incident also could require significant management attention and resources, increase costs that may not be covered by insurance, and result in reputational damage, potentially adversely affecting our competitiveness and our results of operations. Products and services that we provide to our customers may themselves be subject to cyberthreats which may not be detected or effectively mitigated, resulting in potential losses that could adversely affect us and our customers. In addition, our customers, including the U.S. Government, are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to comply with such demands.

Challenges faced by our subcontractors or suppliers could materially and adversely affect our performance.
We rely on other companies to provide raw materials, major components and subsystems for our products. Subcontractors also perform services that we provide to our customers in certain circumstances. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers could be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products could be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components or subsystems which meet required specifications and perform to our and our customers' expectations. Our businesses are experiencing and may continue to experience manufacturing inefficiencies and production delays as a result of shortages and delays of critical components for our products and other issues related to our direct or indirect suppliers. Suppliers may be unable to quickly recover from natural disasters, acts of war, and other events beyond their control and may be subject to additional risks such as material or labor shortages, inflationary conditions or other financial problems that limit their ability to conduct their operations, resulting in their inability to perform as anticipated. As a result, we have experienced, and may continue to experience, cost increases for certain materials and components which, along with increased energy and shipping costs and other inflationary pressures, have negatively impacted, and may continue to negatively impact, our profitability. The risk of these adverse effects would likely be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, product or service. In particular, in the aircraft industry, most vendor parts are certified by the regulatory agencies as part of the overall Type Certificate for the aircraft being produced by the manufacturer. If a vendor does not or cannot supply its parts, then the manufacturer's production line may be stopped until the manufacturer can design, manufacture and certify a similar part itself or identify and certify another similar vendor's part, resulting in significant delays in the completion of aircraft. Such events may adversely affect our financial results, damage our reputation and relationships with our customers, and result in regulatory actions and/or litigation.

We are subject to the risks of doing business in foreign countries that could adversely impact our business.
During 2023, we derived approximately 32% of our revenues from international business, including U.S. exports. Conducting business internationally exposes us to additional risks than if we conducted our business solely within the U.S. We maintain manufacturing facilities, service centers, supply centers and other facilities worldwide, including in various emerging market countries. Risks related to international operations include import, export, economic sanctions and other trade restrictions; changing U.S. and foreign procurement policies and practices; changes in international trade policies, including higher tariffs on imported goods and materials and renegotiation of free trade agreements; potential retaliatory tariffs imposed by foreign countries against U.S. goods; impacts on our non-U.S. suppliers and customers due to acts of war or terrorism occurring internationally; restrictions on technology transfer; difficulties in protecting intellectual property; increasing complexity of employment and environmental, health and safety regulations; foreign investment laws; exchange controls; repatriation of earnings or cash settlement challenges; compliance with increasingly rigorous data privacy and protection laws; competition from foreign and multinational firms with home country advantages; economic and government instability; acts of industrial espionage, acts of war and terrorism and related safety concerns. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

Additionally, some international government customers require contractors to agree to specific in-country purchases, technology transfers, manufacturing agreements or financial support arrangements, known as offsets, as a condition for a contract award. These contracts generally extend over several years and may include penalties if we fail to perform in accordance with the offset requirements which are often subjective. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors and suppliers in connection with international programs. In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we maintain policies and procedures designed to facilitate compliance with these laws, a violation of such laws by any of our international representatives, consultants, joint ventures, business partners, subcontractors or suppliers, even if prohibited by our policies, could have an adverse effect on our business and reputation.

Natural disasters or other events outside of our control have disrupted and may in the future disrupt our operations, adversely affect our results of operations and financial condition, and may not be fully covered by insurance.
Natural disasters, including hurricanes, fires, tornados, floods and other forms of severe weather, the intensity and frequency of which are being exacerbated by climate change, along with other impacts of climate change, such as rising sea waters, as well as other events outside of our control including public health crises, pandemics, power outages and industrial accidents, have in the past and could in the future disrupt our operations and adversely affect our business. Any of these events could result in physical damage to and/or complete or partial closure of one or more of our facilities and temporary or long-term disruption of our operations or the operations of our suppliers by causing business interruptions or by impacting the availability and cost of materials needed for manufacturing or otherwise impacting our ability to deliver products and services to our customers. Existing insurance arrangements may not provide full protection for the costs that may arise from such events. The occurrence of any of these events could materially increase our costs and expenses and have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

If our Finance segment has difficulty collecting on its finance receivables, our financial performance could be adversely affected.
The financial performance of our Finance segment depends on the quality of loans, leases and other assets in its portfolio. Portfolio quality can be adversely affected by several factors, including finance receivable underwriting procedures, collateral value, geographic or industry concentrations, and the effect of general economic conditions. In addition, a substantial number of the originations in our finance receivable portfolio are cross-border transactions for aircraft sold outside of the U.S. Cross-border transactions present additional challenges and risks in the event of borrower default, which can result in difficulty or delay in collecting on the related finance receivables. If our Finance segment has difficulty successfully collecting on its finance receivable portfolio, our cash flow, results of operations and financial condition could be adversely affected.

We periodically need to obtain financing and such financing may not be available to us on satisfactory terms, if at all.
We periodically need to obtain financing in order to meet our debt obligations as they come due, to support our operations and/or to make acquisitions. Our access to the debt capital markets and the cost of borrowings are affected by a number of factors including market conditions and the strength of our credit ratings. If we cannot obtain adequate sources of credit on favorable terms, or at all, our business, operating results, and financial condition could be adversely affected.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.
We are subject to income taxes in the U.S. and various non-U.S. jurisdictions, and our domestic and international tax liabilities are subject to the location of income among these different jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings indefinitely reinvested offshore, changes to unrecognized tax benefits or changes in tax laws, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income, as well as changes to applicable statutory tax rates. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could affect our profitability.

Risks Related to Regulatory, Legal and Other Matters

We are subject to increasing compliance risks that could adversely affect our operating results.
As a global business, we are subject to laws and regulations in the U.S. and other countries in which we operate. International sales and global operations require importing and exporting goods, software and technology, some of which have military applications subjecting them to more stringent import-export controls across international borders on a regular basis. For example, we sometimes initially must obtain licenses and authorizations from various U.S. Government agencies before we are permitted to sell certain of our aerospace and defense products outside the U.S., and we are not always successful in obtaining these licenses or authorizations in a timely manner. Both U.S. and foreign laws and regulations applicable to us have been increasing in scope and complexity. For example, both U.S. and foreign governments and government agencies regulate the aviation industry, and they have previously and may in the future impose new regulations for additional aircraft security or other requirements or restrictions. New or changing laws and regulations or related interpretation and policies could increase our costs of doing business, affect how we conduct our operations, adversely impact demand for our products, and/or limit our ability to sell our products and services. Compliance with laws and regulations of increasing scope and complexity is even more challenging in our business environment in which reducing our operating costs is often necessary to remain competitive. In addition, a violation of U.S. and/or foreign laws by one of our employees or business partners could subject us or our employees to civil or criminal penalties, including material monetary fines, or other adverse actions, such as denial of import or export privileges and/or debarment as a government contractor which could damage our reputation and have an adverse effect on our business.

Certain of our products are subject to laws regulating consumer products and could be subject to repurchase or recall as a result of safety issues.
As a distributor of consumer products in the U.S., certain of our products are subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (CPSC) to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC has in the past and could require in the future us to repair, replace or refund the purchase price of one or more of our products, or potentially even discontinue entire product lines. We also may voluntarily take such action and, from time to time, have done so, but within strictures recommended by the CPSC. The CPSC also can impose fines or penalties on a manufacturer for non-compliance with its requirements. Furthermore, failure to timely notify the CPSC of a potential safety hazard can result in significant fines being assessed against us. Any repurchases or recalls of our products or an imposition of fines or penalties could be costly to us and could damage the reputation or the value of our brands. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations could be adopted in the future.

Increased regulation and stakeholder expectations related to global climate change could negatively affect our operating results.
Increased worldwide public awareness and concern regarding global climate change has resulted and is likely to continue to result in more legislative and regulatory efforts to address the negative impacts of climate change. Such laws and regulations are likely to include more prescriptive reporting on environmental metrics, climate change related risks and associated financial impacts, as well as increased oversight of and reporting on our supply chain and other compliance requirements. Stricter limits on greenhouse gas emissions generated by our facilities or by our products that produce carbon emissions could also be imposed. We expect that compliance with such laws and regulations will require additional internal resources and may necessitate larger investment in product development and manufacturing equipment and/or facilities, as well as sourcing from new suppliers and/or higher costs from existing suppliers, all of which would increase our direct and indirect costs and negatively impact our business, results of operations, financial condition and competitive position. Our failure to adequately comply with such laws and regulations could jeopardize our ability to receive contract awards from the U.S. government and other customers.

Moreover, our investors, customers, employees and other stakeholders increasingly expect us to reduce greenhouse gas emissions generated by our operations by implementing more efficient manufacturing technologies and increasing the amount of renewable energy used within our facilities. While we are engaged in efforts to transition to a lower carbon economy by reducing the emissions generated by our operations and increasing our use of renewable energy, these efforts take time and resources and may increase our energy acquisition and other costs and require capital investment. In addition, our stakeholders expect us to reduce greenhouse gas emissions from the use of our products, including by developing and incorporating sustainable technologies into our products. We expect that most of our businesses will require significant research and development investment to succeed in developing the new technologies and products that will enable us to significantly reduce such emissions from the use of our products and successfully compete in a lower carbon economy. We may not realize the anticipated benefits of our investments and actions for a variety of reasons, including technological challenges, evolving government and customer requirements and our ability to anticipate them and develop the desired technologies and products on a timely basis. Our competitors may develop these technologies and products before we do and they may be deemed by our customers to be superior to technologies and products we may develop, and they may otherwise gain industry acceptance in advance of, or instead of, our products. In addition, as we and our competitors develop increasingly sustainable technologies, demand for our existing offerings may decrease or become nonexistent.

We are subject to legal proceedings and other claims.
We are subject to legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, safety and health matters. Due to the nature of our manufacturing business, we are regularly subject to liability claims arising from accidents involving our products, including claims for serious personal injuries or death caused by weather or by pilot, driver or user error. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable, it is reasonably possible that such claims could be decided against us and could require us to pay damages or make other expenditures in amounts that are not presently estimable. In addition, we cannot be certain that our reserves are adequate and that our insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, we may not be able to obtain insurance coverage at acceptable levels and costs in the future. Litigation is inherently unpredictable, and we could incur judgments, receive adverse arbitration awards or enter into settlements for current or future claims that could adversely affect our results of operations in any particular period.

Intellectual property infringement claims of others and the inability to protect our intellectual property rights could harm our business and our customers.
Intellectual property infringement claims are, from time to time, asserted by third parties against us or our customers. Any related indemnification payments or legal costs we are obliged to pay on behalf of our businesses, our customers or other third parties can be costly. Infringement claims also have resulted in legal restrictions on our businesses engaging in sales of allegedly infringing products. If such a restriction were imposed upon a material product line, our business and results of operations could be adversely impacted. In addition, we own the rights to many patents, trademarks, brand names, trade names and trade secrets that are important to our business. Our inability to enforce these intellectual property rights could have an adverse effect on our results of operations. Additionally, our intellectual property could be at risk due to cybersecurity threats.

Risks Related to Human Capital

Our success is highly dependent on our ability to hire and retain a qualified workforce.
Our success is highly dependent upon our ability to hire and retain a workforce with the skills necessary for our businesses to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, flight operations, business development and strategy and management. Because many of our businesses experience cyclical market demand, they face challenges in maintaining their workforce at levels aligned with market demand which in the past has necessitated workforce reductions at some of our businesses as demand decreased. Conversely, our businesses sometimes need to increase the size of their workforce in order to keep pace with production needs due to increased customer demand. Furthermore, for our defense businesses the uncertainty of being awarded follow-on contracts and the related timing can also present difficulties in matching workforce size with contract needs. Such challenges in aligning the size of our businesses' workforces with current or future business needs have resulted and may, in the future result in increased costs, production delays or other adverse impacts on our business and results of operations.

In addition, from time to time we face challenges that may impact employee retention, such as workforce reductions and facility consolidations and closures, and some of our most experienced employees are retirement-eligible which may adversely impact retention. To the extent that we lose experienced personnel through retirement or otherwise, it is critical for us to develop other employees, hire new qualified employees and successfully manage the transfer of critical knowledge. Competition for skilled employees is intense, and we may incur higher labor, recruiting and/or training costs in order to attract and retain employees with the requisite skills. We may not be successful in hiring or retaining such employees which could adversely impact our business and results of operations.

The increasing costs of certain employee and retiree benefits could adversely affect our results.
Our results of operations and cash flows may be adversely impacted by increasing costs and funding requirements related to our employee benefit plans. The obligation for our defined benefit pension plans is driven by, among other things, our assumptions of the expected long-term rate of return on plan assets and the discount rate used for future payment obligations. Additionally, as part of our annual evaluation of these plans, significant changes in our assumptions, due to changes in economic, legislative and/or demographic experience or circumstances, or changes in our actual investment returns could negatively impact the funded status of our plans requiring us to substantially increase our pension liability with a resulting decrease in shareholders' equity. Also, changes in pension legislation and regulations could increase the cost associated with our defined benefit pension plans.

Our business could be adversely affected by strikes or work stoppages and other labor issues.
Approximately 7,400, or 27%, of our U.S. employees are unionized, and many of our non-U.S. employees are represented by organized councils. As a result, from time to time we experience work stoppages, which can negatively impact our ability to manufacture our products on a timely basis, resulting in strain on our relationships with our customers, loss or delay of revenues and/or increased cost. The presence of unions also may limit our flexibility in responding to competitive pressures in the marketplace. In addition, the workforces of many of our suppliers and customers are represented by labor unions. Work stoppages or strikes at the plants of our key suppliers could disrupt our manufacturing processes; similar actions at the plants of our customers could result in delayed or canceled orders for our products. Any of these events could adversely affect our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Overview
Our IT and related systems are critical to the efficient operation of our business and essential to our ability to perform day to day processes. We face persistent security threats, including threats to our IT infrastructure and unlawful attempts to gain access to our confidential, classified or otherwise proprietary information, or that of our employees or customers, via phishing/malware campaigns and other cyberattack methods.

Our centrally defined security policies and processes are based on industry best practices and are revisited regularly to ensure their appropriateness based on risk, threats and current technological capabilities. We monitor compliance with these policies and processes through frequent internal audits and a set of robust metrics that assist in protection of our environment. As a U.S. defense contractor, we are additionally obligated to comply with current Department of Defense regulations such as Defense Federal Acquisition Regulation Supplement and the evolving Cybersecurity Maturity Model Certification guidelines.

We maintain Information Systems Incident Management Standards applicable to all our businesses that are intended to ensure information security events and weaknesses associated with information systems are communicated and acted on in a timely manner. Our disclosure controls and procedures address cybersecurity and include processes intended to ensure that security breaches are reported to appropriate personnel and, if warranted, analyzed for potential disclosure. While we have experienced cybersecurity attacks, such attacks to date have not materially affected the Company or our business strategy, results of operations, or financial condition.

Governance

Board Oversight of Cybersecurity Matters
Oversight of information security matters is conducted by our full Board of Directors. The Board annually receives a comprehensive presentation on information security and controls from our Chief Information Officer (CIO) and, as may be necessary for specific topics, follow up occurs at additional meetings during the course of the year.

Management of Cybersecurity Risks
Textron Information Services is led by our CIO who has held positions of increasing responsibility within our corporate, Bell and Textron Systems IT organizations since 2008, including leading the IT organizations at both segments in maintaining compliance with U.S. Department of Defense information security requirements, as well as with our enterprise information security policies and standards. He previously led strategic IT projects and teams responsible for delivering global IT solutions for several large U.S. based companies.

Our corporate information security organization, led by our Chief Information Security Officer (CISO), who reports to our CIO, is responsible for our overall information security strategy, policy, security engineering, operations and cyber threat detection and response. Our CISO has more than 20 years of experience in the field of information security and holds multiple cybersecurity certifications including the designation of Certified Information Systems Security Professional.

Risk Management

Cybersecurity related risks have been identified as material business risks, and identifying, assessing and managing these risks is integrated into our Enterprise Risk Management (ERM) process, which is designed to identify, assess and guide in managing material risks throughout Textron at both the business segment and enterprise levels. We maintain cyber risk/network protection mitigation plans through our ERM process to assist in management of these risks. Our full Board oversees our ERM process through discussions at our Board of Directors' Annual Strategic Business and Risk Review and at an annual dedicated ERM Review. In addition, high risk areas, including cybersecurity matters, are reviewed and discussed with the full Board or other Board Committees, as appropriate. The Audit Committee, as reflected in its charter, has been designated to assist the Board in its oversight of our ERM process, including with respect to cybersecurity risk.

We maintain a detailed Cybersecurity Incident Response Plan that guides our incident response process. Upon the occurrence of a cybersecurity event, the cyber incident response team will follow a predefined process, documenting each step taken, to analyze and validate the event, and, if a cybersecurity incident is suspected to have occurred, quickly perform an initial analysis to determine the incident's scope. The team will prioritize the response to each incident based on its estimate of the business impact caused by the incident and the estimated efforts required to recover from the incident. Notification of the incident is made to various stakeholders, including senior management and, if appropriate based upon the incident severity assessment, our Board. The team will also conduct incident containment, eradication and recovery, and post incident activity.

Strategy

Our Security Culture

We protect our information assets and manage risk by promoting a culture that communicates security risks, designs secure IT systems and operates according to approved processes to reduce the likelihood and impact of security incidents. We achieve this objective by:

- Designing, implementing and maintaining solutions with appropriate security controls.
- Sustaining solutions with required patching and vulnerability remediation.
- Creating and executing controls in support of policy as well as regulatory compliance.
- Ensuring that our policies, processes, practices and technologies proactively protect, shield, defend and remediate cyber threats.
- Delivering quality communications and annual training to stakeholders on cyber awareness and computing hygiene.

We believe that the conduct of our employees is critical to the success of our information security. Through our security awareness program, we keep our employees apprised of threats, risks and the part that they play in protecting both themselves and the company. We conduct periodic compliance training for our employees regarding the protection of sensitive information, which includes training intended to prevent the success of cyberattacks. We also conduct regular phishing simulations to increase employee awareness on how to spot phishing attempts, and what to do if they suspect an email to be a phishing attack.

We execute penetration testing against our technical environment and processes, and continuously monitor our network and systems for signs of intrusion. We also retain consultants to enhance our penetration testing program with current trends and methodologies utilized against other companies, ensuring we are proactively reducing risk from emerging threats. These penetration tests are conducted at a random interval and target our infrastructure and certain of the products we deliver to our customers.

We have a rigorous process, including a formal IT risk assessment, to assess our service providers prior to allowing our information to be processed, stored or transmitted by third parties, and we include standardized contractual requirements in each contract where appropriate. We validate our service providers' security via questionnaires, open-source intelligence and, where appropriate, SOC1 reports on financially significant third-party service providers. Our process also includes regular monitoring of risk related to third parties on a periodic basis or when services or product purchases expand beyond their original scope or intended use.

Protections against insider threat is a critical component of our security strategy, particularly within our defense business units. Our insider threat detection processes are designed to identify and evaluate potential insider threats so that appropriate mitigation can be implemented.

Collaboration with our industry partners and government customers contributes to the protection of Textron's computing environment as well as our military stakeholders. Textron is engaged with various industry groups such as Aerospace Industries Association, National Defense Information Sharing & Analysis Center and our Defense Industrial Base colleagues to ensure that we are aware of and are addressing the latest adversarial threats. Additionally, we share cyber best practices with industry peers to help to make the industry more secure.

Item 2. Properties

On December 30, 2023, we operated a total of 56 plants located throughout the U.S. and 44 plants outside the U.S. We own 59 plants and lease the remainder for a total manufacturing space of approximately 23.7 million square feet. We consider the productive capacity of the plants operated by each of our business segments to be adequate. We also own or lease offices, warehouses, training and service centers and other space at various locations. In general, our facilities are in good condition, are considered to be adequate for the uses to which they are being put and are substantially in regular use.

Item 3. Legal Proceedings

We are subject to actual and threatened legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, health and safety matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. As a government contractor, we are subject to audits, reviews and investigations to determine whether our operations are being conducted in accordance with applicable regulatory requirements. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "TXT." At December 30, 2023, there were approximately 5,200 record holders of Textron common stock.

Issuer Repurchases of Equity Securities

The following provides information about our fourth quarter 2023 repurchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended:

Period *(shares in thousands)*	Total Number of Shares Purchased *	Average Price Paid per Share (excluding commissions)	Total Number of Shares Purchased as part of Publicly Announced Plan *	Maximum Number of Shares that may yet be Purchased under the Plan
October 1, 2023 – November 4, 2023	495	$ 76.41	495	31,650
November 5, 2023 – December 2, 2023	1,075	76.93	1,075	30,575
December 3, 2023 – December 30, 2023	2,099	77.76	2,099	28,476
Total	3,669	$ 77.33	3,669	

* These shares were purchased pursuant to a plan authorizing the repurchases of up to 35 million shares of Textron common stock that was approved on July 24, 2023 by our Board of Directors. This share repurchase program has no expiration date.

Stock Performance Graph

The following graph compares the total return on a cumulative basis at the end of each year of $100 invested in our common stock on December 31, 2018 with the Standard & Poor's (S&P) 500 Stock Index, the S&P 500 Aerospace & Defense (A&D) Index and the S&P 500 Industrials Index, all of which include Textron. The values calculated assume dividend reinvestment.



	2018	2019	2020	2021	2022	2023
Textron Inc.	$ 100.00	$ 98.17	$ 106.29	$ 170.00	$ 156.09	$ 177.49
S&P 500	100.00	132.82	157.02	202.09	165.49	209.00
S&P 500 A&D	100.00	137.16	110.84	125.50	147.30	157.27
S&P 500 Industrials	100.00	133.52	164.01	209.76	169.06	220.52

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2023, Textron's revenues increased 6%, compared with 2022, reflecting the impact of higher pricing, principally at the Textron Aviation, Industrial and Bell segments, and higher volume and mix at the Industrial segment. Segment profit increased 17%, compared with 2022, largely due to higher pricing, net of inflation at the Textron Aviation and Industrial segments. Our backlog increased 5% in 2023 to $13.9 billion, which included a $782 million increase at the Textron Aviation segment. During 2023, we continued to manage through the impacts of ongoing global supply chain shortages/delays and labor shortages to deliver products to our customers. Financial highlights for 2023 also include:

- Generated $1.3 billion of net cash from operating activities from our manufacturing businesses.
- Invested $570 million in research and development projects and $402 million in capital expenditures.
- Returned $1.2 billion to our shareholders through the repurchase of 16.2 million shares of our common stock.

For an overview of our business segments, including a discussion of our major products and services, refer to Item 1. Business. A discussion of our financial condition and operating results for 2023 compared with 2022 is provided below, while a discussion of 2022 compared with 2021 can be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2022.

Beginning in 2023, we changed how we measure our segment profit for the manufacturing segments, as discussed in the Segment Analysis section below. As a result of this change, the prior periods have been recast to conform to this presentation. The impact of the change in the segment profit measure on the narrative discussion of fluctuations in segment profit provided in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2022 was insignificant.

The following discussion should be read in conjunction with our Consolidated Financial Statements and related Notes included in Item 8. Financial Statements and Supplementary Data.

Consolidated Results of Operations

						% Change	
(Dollars in millions)		2023	2022	2021		2023	2022
Revenues	$	13,683	$ 12,869	$ 12,382		6%	4%
Cost of sales		11,405	10,800	10,297		6%	5%
Gross margin as a percentage of Manufacturing revenues		16.3%	15.7%	16.5%			
Selling and administrative expense		1,225	1,186	1,221		3%	(3)%
Interest expense, net		77	107	142		(28)%	(25)%
Special charges		126	—	25		—	—
Non-service components of pension and postretirement income, net		237	240	159		(1)%	51%

Revenues

Revenues increased $814 million, 6%, in 2023, compared with 2022. The revenue increase primarily included the following factors:

- Higher Industrial revenues of $376 million due to higher volume and mix of $280 million across both product lines and a favorable impact from pricing of $99 million.
- Higher Textron Aviation revenues of $300 million, reflecting higher pricing of $335 million, partially offset by lower volume and mix of $35 million.
- Higher Textron Systems revenues of $63 million, primarily due to higher volume of $44 million.
- Higher Bell revenues of $56 million, reflecting higher pricing of $68 million, partially offset by lower volume and mix of $12 million.

Cost of Sales and Selling and Administrative Expense

Cost of sales includes cost of products and services sold for the Manufacturing group. In 2023, cost of sales increased $605 million, 6%, compared with 2022, largely due to the impact of higher net volume and mix described above, and $257 million of inflation. Gross margin as a percentage of Manufacturing revenues increased 60 basis points in 2023, compared with 2022, largely due to higher margins at the Industrial, Bell and Textron Aviation segments.

Selling and administrative expense increased $39 million, 3%, in 2023, compared with 2022, primarily reflecting higher share-based compensation expense and $27 million of inflation, largely in labor costs, partially offset by a $17 million recovery of amounts that were previously written off related to one customer relationship at the Finance segment.

Interest Expense, Net
Interest expense, net includes interest expense for both the Finance and Manufacturing borrowing groups, with interest on intercompany borrowings eliminated, and interest income earned on cash and equivalents for the Manufacturing borrowing group. In 2023, interest expense, net decreased $30 million, 28%, compared with 2022, primarily due to an increase in interest income of $34 million. For 2023, 2022 and 2021, gross interest expense totaled $133 million, $129 million and $142 million, respectively.

Special Charges
Special charges include restructuring activities and asset impairment charges as described in Note 16 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Non-service Components of Pension and Postretirement Income, Net
Non-service components of pension and postretirement income, net decreased by $3 million, 1%, in 2023, compared with 2022.

Income Taxes

	2023	2022	2021
Effective tax rate	15.2%	15.2%	14.4%

In 2023 and 2022, the effective tax rate of 15.2% was lower than the U.S. federal statutory tax rate of 21%, largely due to the favorable impact of research and development credits and tax deductions for foreign-derived intangible income.

For a full reconciliation of our effective tax rate to the U.S. federal statutory tax rate, see Note 17 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Segment Analysis

We conduct our business through six operating segments: Textron Aviation, Bell, Textron Systems, Industrial, Textron eAviation and Finance. Segment profit is an important measure used for evaluating performance and for decision-making purposes. Beginning in 2023, we changed how we measure our segment profit for the manufacturing segments to exclude the non-service components of pension and postretirement income, net; LIFO inventory provision; and intangible asset amortization. This measure also continues to exclude interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; and special charges. The prior periods have been recast to conform to this presentation. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense. Operating expenses for the Manufacturing segments include cost of sales and selling and administrative expense, while excluding certain corporate expenses, LIFO inventory provision, intangible asset amortization and special charges.

In our discussion of comparative results for the Manufacturing group, changes in revenues and segment profit for our commercial businesses typically are expressed in terms of volume and mix, pricing, foreign exchange, acquisitions and dispositions, inflation and performance. For revenues, volume and mix represents changes in revenues from increases or decreases in the number of units delivered or services provided and the composition of products and/or services sold. For segment profit, volume and mix represents a change due to the number of units delivered or services provided and the composition of products and/or services sold at different profit margins. Pricing represents changes in unit pricing. Foreign exchange is the change resulting from translating foreign-denominated amounts into U.S. dollars at exchange rates that are different from the prior period. Revenues generated by acquired businesses are reflected in Acquisitions for a twelve-month period, while reductions in revenues and segment profit from the sale of businesses are reflected as Dispositions. Inflation represents higher material, wages, benefits, pension service cost or other costs. Performance reflects an increase or decrease in research and development, depreciation, selling and administrative costs, warranty, product liability, quality/scrap, labor efficiency, overhead, product line profitability, start-up, ramp up and cost-reduction initiatives or other manufacturing inputs.

Approximately 21% of our 2023 revenues were derived from contracts with the U.S. Government, including those under the U.S. Government-sponsored foreign military sales program. For our segments that contract with the U.S. Government, changes in revenues related to these contracts are expressed in terms of volume. Changes in segment profit for these contracts are typically expressed in terms of volume and mix and performance; these include cumulative catch-up adjustments associated with a) revisions to the transaction price that may reflect contract modifications or changes in assumptions related to award fees and other variable consideration or b) changes in the total estimated costs at completion due to improved or deteriorated operating performance.

Textron Aviation

(Dollars in millions)		2023		2022		2021	% Change 2023	2022
Revenues:								
Aircraft	$	3,577	$	3,387	$	3,116	6%	9%
Aftermarket parts and services		1,796		1,686		1,450	7%	16%
Total revenues		5,373		5,073		4,566	6%	11%
Operating expenses		4,724		4,513		4,217	5%	7%
Segment profit	$	649	$	560	$	349	16%	60%
Profit margin		12.1%		11.0%		7.6%		
Backlog	$	7,169	$	6,387	$	4,120	12%	55%

Textron Aviation Revenues and Operating Expenses
Factors contributing to the 2023 year-over-year revenue change are provided below:

(In millions)		2023 versus 2022
Pricing	$	335
Volume and mix		(35)
Total change	$	300

Textron Aviation's revenues increased $300 million, 6%, in 2023, compared with 2022, reflecting higher pricing of $335 million, partially offset by lower volume and mix of $35 million. Volume and mix included lower Citation jet and pre-owned volume, partially offset by higher defense, aftermarket, commercial turboprop and other aircraft volume. We delivered 168 Citation jets and 153 commercial turboprops in 2023, compared with 178 Citation jets and 146 commercial turboprops in 2022.

Textron Aviation's operating expenses increased $211 million, 5%, in 2023, compared with 2022, largely reflecting inflation of $176 million.

Textron Aviation Segment Profit
Factors contributing to 2023 year-over-year segment profit change are provided below:

(In millions)		2023 versus 2022
Pricing, net of inflation	$	159
Volume and mix		9
Performance		(79)
Total change	$	89

Textron Aviation's segment profit increased $89 million, 16%, in 2023, compared with 2022, due to favorable pricing, net of inflation of $159 million and a favorable impact from the mix of products and services sold, partially offset by an unfavorable impact from performance of $79 million, largely related to supply chain and labor inefficiencies.

Textron Aviation Backlog
Textron Aviation's backlog increased $782 million in 2023, reflecting orders in excess of deliveries.

Bell

(Dollars in millions)	2023	2022	2021	% Change 2023	2022
Revenues:					
Military aircraft and support programs	$ 1,701	$ 1,740	$ 2,073	(2)%	(16)%
Commercial helicopters, parts and services	1,446	1,351	1,291	7%	5%
Total revenues	3,147	3,091	3,364	2%	(8)%
Operating expenses	2,827	2,809	2,965	1%	(5)%
Segment profit	$ 320	$ 282	$ 399	13%	(29)%
Profit margin	10.2%	9.1%	11.9%		
Backlog	$ 4,780	$ 4,781	$ 3,871	0%	24%

A significant portion of Bell's military aircraft and support program revenues has been from the U.S. Government for the V-22 tiltrotor aircraft and the H-1 helicopter platforms. Under current contracts, production of the V-22 tiltrotor aircraft is expected to end with final deliveries in the next two years after which this program will transition to the support stage. For the H-1 helicopter, final deliveries under the current contract are expected to be completed in early 2024, fully transitioning this platform to the support stage. In December 2022, Bell was awarded the development contract for the U.S. Army's FLRAA program, which has begun to represent an increasing portion of Bell's military aircraft and support program revenues.

Bell Revenues and Operating Expenses
Factors contributing to the 2023 year-over-year revenue change are provided below:

(In millions)	2023 versus 2022
Pricing	$ 68
Volume and mix	(12)
Total change	$ 56

Bell's revenues increased $56 million, 2%, in 2023, compared with 2022, reflecting higher pricing of $68 million, partially offset by lower volume and mix of $12 million. Volume and mix included lower military volume of $39 million, as higher volume from the FLRAA program was more than offset by lower volume on the V-22 and H-1 programs. Commercial volume and mix increased $27 million, reflecting a favorable mix as we delivered 171 commercial helicopters in 2023, compared with 179 commercial helicopters in 2022.

Bell's operating expenses increased $18 million, 1%, in 2023, compared with 2022, primarily due to inflation of $55 million and higher operating expenses due to the mix of products and services sold, partially offset by lower research and development costs described below.

Bell Segment Profit
Factors contributing to 2023 year-over-year segment profit change are provided below:

(In millions)	2023 versus 2022
Performance	$ 74
Pricing, net of inflation	13
Volume and mix	(49)
Total change	$ 38

Bell's segment profit increased $38 million, 13%, in 2023, compared with 2022, largely reflecting a favorable impact from performance of $74 million, which included $84 million of lower research and development costs, partially offset by lower volume and mix described above.

Textron Systems

(Dollars in millions)		2023		2022		2021	% Change 2023	2022
Revenues	$	1,235	$	1,172	$	1,273	5%	(8)%
Operating expenses		1,088		1,040		1,095	5%	(5)%
Segment profit	$	147	$	132	$	178	11%	(26)%
Profit margin		11.9%		11.3%		14.0%		
Backlog	$	1,950	$	2,098	$	2,144	(7)%	(2)%

Textron Systems Revenues and Operating Expenses

Factors contributing to the 2023 year-over-year revenue change are provided below:

(In millions)	2023 versus 2022
Volume and mix	$ 44
Pricing	19
Total change	$ 63

Revenues at Textron Systems increased $63 million, 5%, in 2023, compared with 2022, primarily due to higher volume and mix, which was principally related to weapons products.

Textron Systems' operating expenses increased $48 million, 5%, in 2023, compared with 2022, largely related to higher volume and mix described above.

Textron Systems Segment Profit

Factors contributing to 2023 year-over-year segment profit change are provided below:

(In millions)	2023 versus 2022
Performance	$ 10
Pricing, net of inflation	10
Volume and mix	(5)
Total change	$ 15

Textron Systems' segment profit increased $15 million, 11%, in 2023, compared with 2022, due to a favorable impact from performance of $10 million and higher pricing, net of inflation of $10 million, partially offset by an unfavorable impact from the mix of products and services sold.

Industrial

(Dollars in millions)		2023		2022		2021	% Change 2023	2022
Revenues:								
Kautex	$	1,954	$	1,771	$	1,735	10%	2%
Specialized Vehicles		1,887		1,694		1,395	11%	21%
Total revenues		3,841		3,465		3,130	11%	11%
Operating expenses		3,613		3,310		3,010	9%	10%
Segment profit	$	228	$	155	$	120	47%	29%
Profit margin		5.9%		4.5%		3.8%		

Industrial Revenues and Operating Expenses

Factors contributing to the 2023 year-over-year revenue change are provided below:

(In millions)	2023 versus 2022
Volume and mix	$ 280
Pricing	99
Foreign exchange	(3)
Total change	$ 376

Industrial segment revenues increased $376 million, 11%, in 2023, compared with 2022, largely due to higher volume and mix of $280 million across both product lines and a favorable impact of $99 million from pricing, principally in the Specialized Vehicles product line.

Operating expenses for the Industrial segment increased $303 million, 9%, in 2023 compared with 2022, primarily reflecting the impact of higher volume and mix described above.

Industrial Segment Profit

Factors contributing to 2023 year-over-year segment profit change are provided below:

(In millions)	2023 versus 2022
Pricing, net of inflation	$ 58
Volume and mix	54
Foreign exchange	1
Performance	(40)
Total change	$ 73

Segment profit for the Industrial segment increased $73 million, 47%, in 2023, compared with 2022, largely due to a favorable impact from pricing, net of inflation of $58 million, principally in the Specialized Vehicles product line, and higher volume and mix of $54 million as described above, partially offset by an unfavorable impact of $40 million from performance.

Textron eAviation

(Dollars in millions)	2023	2022	2021	% Change 2023	2022
Revenues	$ 32	$ 16	$ —	100%	—
Operating expenses	95	40	—	138%	—
Segment loss	$ (63)	$ (24)	$ —	163%	—

Textron eAviation Revenues and Operating Expenses

Factors contributing to the 2023 year-over-year revenue change are provided below:

(In millions)	2023 versus 2022
Volume and mix	$ 9
Acquisition	4
Other	3
Total change	$ 16

Textron eAviation segment revenues increased $16 million in 2023, compared with 2022, primarily reflecting higher volume and mix.

Textron eAviation's operating expenses increased $55 million in 2023, compared with 2022, primarily related to higher research and development costs.

Textron eAviation Segment Loss

Factors contributing to 2023 year-over-year segment loss change are provided below:

(In millions)		2023 versus 2022
Performance and other	$	(43)
Volume and mix		4
Total change	$	(39)

Textron eAviation's segment loss increased $39 million in 2023, compared with 2022, largely due to an unfavorable impact from performance and other, primarily reflecting higher research and development costs.

Finance

(In millions)		2023		2022		2021
Revenues	$	55	$	52	$	49
Segment profit		46		31		18

Finance segment revenues increased $3 million and segment profit increased $15 million in 2023, compared with 2022. The increase in segment profit was largely due to a $17 million recovery of amounts that were previously written off related to one customer relationship. The following table reflects information about the Finance segment's credit performance related to finance receivables.

(Dollars in millions)		December 30, 2023		December 31, 2022
Finance receivables	$	609	$	587
Allowance for credit losses		24		24
Ratio of allowance for credit losses to finance receivables		3.94%		4.09%
Nonaccrual finance receivables		15		46
Ratio of nonaccrual finance receivables to finance receivables		2.46%		7.84%
60+ days contractual delinquency		4		1
60+ days contractual delinquency as a percentage of finance receivables		0.66%		0.17%

Liquidity and Capital Resources

Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron consolidated with its majority-owned subsidiaries that operate in the Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation segments. The Finance group, which also is the Finance segment, consists of Textron Financial Corporation and its consolidated subsidiaries. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible products and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Assessment of Liquidity and Significant Future Cash Requirements
Key information that is utilized in assessing our liquidity is summarized below:

(Dollars in millions)	December 30, 2023	December 31, 2022
Manufacturing group		
Cash and equivalents	$ 2,121	$ 1,963
Debt	3,526	3,182
Shareholders' equity	6,987	7,113
Capital (debt plus shareholders' equity)	10,513	10,295
Net debt (net of cash and equivalents) to capital	17%	15%
Debt to capital	34%	31%
Finance group		
Cash and equivalents	$ 60	$ 72
Debt	348	375

We believe that our calculations of debt to capital and net debt to capital are useful measures as they provide a summary indication of the level of debt financing (i.e., leverage) that is in place to support our capital structure, as well as to provide an indication of our capacity to add further leverage.

We expect to have sufficient cash to meet our needs based on our existing cash balances, the cash we expect to generate from our manufacturing operations and the availability of our existing credit facility. In addition to our manufacturing operating cash requirements, future material cash outlays include our contractual combined debt and interest payments for the Manufacturing group of $483 million in 2024, $467 million in 2025, $452 million in 2026 and $2.8 billion thereafter, and for the Finance Group of $32 million in 2024, $49 million in 2025, $22 million in 2026 and $613 million thereafter.

For the Manufacturing Group, we also have purchase obligations that require material future cash outlays totaling $2.9 billion in 2024, $445 million in 2025 and $107 million thereafter. Purchase obligations include undiscounted amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery dates, as well as property, plant and equipment. Approximately 14% of our purchase obligations represent purchase orders issued for goods and services to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.

Credit Facilities and Other Sources of Capital
Textron has a senior unsecured revolving credit facility for an aggregate principal amount of $1.0 billion, of which $100 million is available for the issuance of letters of credit. We may elect to increase the aggregate amount of commitments under the facility to up to $1.3 billion by designating an additional lender or by an existing lender agreeing to increase its commitment. The facility expires in October 2027 and provides for two one-year extensions at our option with the consent of lenders representing a majority of the commitments under the facility. At December 30, 2023 and December 31, 2022, there were no amounts borrowed against the facility and there were $9 million of outstanding letters of credit issued under the facility.

We also maintain an effective shelf registration statement filed with the Securities and Exchange Commission that allows us to issue an unlimited amount of public debt and other securities. In November 2023, we issued $350 million in SEC-registered fixed-rate notes due in November 2033 with an annual interest rate of 6.10%. The proceeds will be used for general corporate purposes, including the redemption or repayment of certain of our debt, including the $350 million outstanding amount of our 4.30% notes due in March 2024.

Manufacturing Group Cash Flows

Cash flows from continuing operations for the Manufacturing group as presented in our Consolidated Statements of Cash Flows are summarized below:

(In millions)	2023	2022	2021
Operating activities	$ 1,270	$ 1,461	$ 1,469
Investing activities	(345)	(511)	(335)
Financing activities	(776)	(875)	(1,349)

Cash flows from operating activities were $1,270 million in 2023, compared with $1,461 million from 2022, as higher earnings were more than offset by changes in working capital, reflecting an increase in inventories and lower accounts payable, partially offset by a decrease in other assets. Net income tax payments were $338 million and $332 million in 2023 and 2022, respectively. Pension contributions were $45 million and $49 million in 2023 and 2022, respectively.

In 2023, investing cash flows included capital expenditures of $402 million, partially offset by $40 million of net proceeds from corporate-owned life insurance policies. Investing cash flows in 2022 included capital expenditures of $354 million and $202 million of net cash paid for business acquisitions, largely related to the Pipistrel acquisition.

Cash flows used by financing activities in 2023 included $1,168 million of cash paid to repurchase an aggregate of 16.2 million shares of our common stock under the 2023 share repurchase plan described below, partially offset by $348 million of net proceeds from the issuance of long-term debt. In 2022, cash flows used by financing activities included $867 million of cash paid to repurchase an aggregate of 13.1 million shares of our common stock under a 2022 share repurchase plan.

On July 24, 2023, Textron's Board of Directors approved a new program for the repurchase of up to 35 million shares of our common stock. This share repurchase program allows us to continue our practice of repurchasing shares to offset the impact of dilution from stock-based compensation and benefit plans and for opportunistic capital management purposes. The new program has no expiration date and replaced the prior 2022 share repurchase program, which was utilized in 2022 for repurchases.

Dividend payments to shareholders totaled $16 million and $17 million in 2023 and 2022, respectively.

Finance Group Cash Flows

The cash flows from continuing operations for the Finance group as presented in our Consolidated Statements of Cash Flows are summarized below:

(In millions)	2023	2022	2021
Operating activities	$ 14	$ (7)	$ (1)
Investing activities	11	100	185
Financing activities	(37)	(216)	(97)

In 2023, cash flows from operating activities were $14 million, compared with cash outflows of $7 million in 2022. The $21 million increase in cash flows was primarily due to higher earnings and $10 million in lower income tax payments.

The Finance group's cash flows from investing activities primarily included collections on finance receivables totaling $169 million and $147 million in 2023 and 2022, respectively, partially offset by finance receivable originations of $160 million and $92 million, respectively. Cash flows provided by investing activities in 2022 also included $45 million of other investing activities, largely related to proceeds from the sale of operating lease assets. Cash flows used in financing activities included payments on long-term and nonrecourse debt of $37 million and $216 million in 2023 and 2022, respectively.

Consolidated Cash Flows

The consolidated cash flows from continuing operations, after elimination of activity between the borrowing groups, are summarized below:

(In millions)	2023	2022	2021
Operating activities	$ 1,267	$ 1,490	$ 1,599
Investing activities	(317)	(447)	(281)
Financing activities	(813)	(1,091)	(1,446)

Consolidated cash flows from operating activities were $1,267 million in 2023, compared with $1,490 million in 2022 as higher earnings were more than offset by changes in working capital and a net cash outflow from captive finance receivables of $52 million. Working capital changes between the periods primarily reflected an increase in inventories and lower accounts payable, partially offset by a decrease in other assets. Net income tax payments were $352 million and $356 million in 2023 and 2022, respectively. Pension contributions were $45 million and $49 million in 2023 and 2022, respectively.

In 2023, investing cash flows included capital expenditures of $402 million, partially offset by $40 million of net proceeds from corporate-owned life insurance policies. Investing cash flows in 2022 included capital expenditures of $354 million and $202 million of net cash paid for business acquisitions, largely related to the Pipistrel acquisition.

Cash flows used by financing activities in 2023 included $1,168 million of share repurchases, partially offset by $348 million of net proceeds from the issuance of long-term debt. In 2022, cash flows used by financing activities included $867 million of share repurchases and $234 million of payments on long-term debt.

Captive Financing and Other Intercompany Transactions

The Finance group provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters manufactured by our Manufacturing group, otherwise known as captive financing. In the Consolidated Statements of Cash Flows, cash received from customers is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated from the Consolidated Statements of Cash Flows.

Reclassification adjustments included in the Consolidated Statements of Cash Flows on page 38 are summarized below:

(In millions)	2023	2022	2021
Reclassification adjustments from investing activities to operating activities:			
Finance receivable originations for Manufacturing group inventory sales	$ (160) $	(92) $	(100)
Cash received from customers	143	127	231
Other	—	1	—
Total reclassification adjustments from investing activities to operating activities	$ (17) $	36 $	131

Under a Support Agreement between Textron and TFC, Textron is required to maintain a controlling interest in TFC. The agreement, as amended in December 2015, also requires Textron to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholders' equity of no less than $125 million. There were no cash contributions required to be paid to TFC in 2023 and 2022 to maintain compliance with the support agreement.

Critical Accounting Estimates

To prepare our Consolidated Financial Statements to be in conformity with generally accepted accounting principles, we must make complex and subjective judgments in the selection and application of accounting policies. The accounting policies that we believe are most critical to the portrayal of our financial condition and results of operations are listed below. We believe these policies require our most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, which includes other significant accounting policies.

Revenue Recognition

A substantial portion of our revenues is related to long-term contracts with the U.S. Government, including those under the U.S. Government-sponsored foreign military sales program, for the design, development, manufacture or modification of aerospace and defense products as well as related services. We generally use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of control to the customer that occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion of the performance obligation, and revenue is recorded proportionally as costs are incurred.

Due to the number of years it may take to complete these contracts and the scope and nature of the work required to be performed on the contracts, the estimation of total transaction price and costs at completion is complicated and subject to many variables and, accordingly, is subject to change. In estimating total costs at completion, we are required to make numerous assumptions related to the complexity of design and related development work to be performed; engineering requirements; product performance; subcontractor performance; availability and cost of materials; labor productivity, availability and cost; overhead and capital costs; manufacturing efficiencies; the length of time to complete the contract (to estimate increases in wages and prices for materials); and costs of satisfying offset obligations, among other variables. Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We review and update our cost projections quarterly or more frequently when circumstances significantly change. When our estimate of the total costs to be incurred on a contract exceeds the estimated total transaction price, a provision for the entire loss is recorded in the period in which the loss is determined.

At the outset of each contract, we estimate an initial profit booking rate considering the risks surrounding our ability to achieve the technical requirements (e.g., a newly developed product versus a mature product), schedule (e.g., the number and type of milestone events), and costs by contract requirements in the initial estimated costs at completion. Profit booking rates may increase during the performance of the contract if we successfully retire risks surrounding the technical, schedule and cost aspects of the contract. Conversely, the profit booking rate may decrease if we are not successful in retiring the risks; and, as a result, our estimated costs at completion increase. All estimates are subject to change during the performance of the contract and, therefore, may affect the profit booking rate.

Changes in our estimate of the total expected cost or in the transaction price for a contract typically impact our profit booking rate. We utilize the cumulative catch-up method of accounting to recognize the impact of these changes on our profit booking rate for a contract. Under this method, the inception-to-date impact of a profit adjustment on a contract is recognized in the period the adjustment is identified. The impact of our cumulative catch-up adjustments on segment profit recognized in prior periods is presented below:

(In millions)	2023	2022	2021
Gross favorable	$ 106	$ 101	$ 154
Gross unfavorable	(62)	(117)	(73)
Net adjustments	$ 44	$ (16)	$ 81

Due to the significance of judgment in the estimation process described above, it is likely that materially different revenues and/or cost of sales amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Our earnings could be reduced by a material amount resulting in a charge to earnings if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) total estimated contract costs are significantly higher than previously estimated due to cost overruns or inflation, (c) there is a change in engineering efforts required during the development stage of the contract or (d) we are unable to meet contract milestones.

Goodwill

We evaluate the recoverability of goodwill annually in the fourth quarter or more frequently if events or changes in circumstances indicate a potential impairment of a reporting unit. We calculate the fair value of each reporting unit using discounted cash flows. These cash flows incorporate assumptions for revenue growth rates and operating margins that are based on our strategic plans and long-range planning forecasts, which include our best estimates of current and forecasted market conditions, cost structure and anticipated net cost reductions. The long-term revenue growth rate we use to determine the terminal value of the business is based on our assessment of its minimum expected terminal growth rate, as well as its past historical growth and broader economic considerations such as gross domestic product, inflation and the maturity of the markets we serve. The discount rates utilized in this analysis are based on each reporting unit's weighted average cost of capital, which takes into account the relative weights of each component of capital structure (equity and debt) and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the respective reporting unit. We believe this approach yields a discount rate that is consistent with an implied rate of return that an independent investor or market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed.

Based on our annual impairment review, the fair value calculated using the estimates discussed above exceeded the carrying value by an adequate amount for each reporting group. Accordingly, we do not believe that there is a reasonable possibility that any units might fail the impairment test in the foreseeable future.

Retirement Benefits

We sponsor funded and unfunded domestic and international pension plans for certain of our employees. Beginning on January 1, 2010, we initiated actions to commence the closure of the pension plans to new entrants. We provide employees hired subsequent to these closures with defined contribution benefits. Our pension benefit obligations are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses or benefits include the expected long-term rates of return on plan assets and discount rates. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We evaluate and update these assumptions annually.

To determine the weighted-average expected long-term rate of return on plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on plan assets will decrease pension income. For 2023 and 2022, the assumed expected long-term rate of return on plan assets used in calculating pension income was 7.14% and 7.10%, respectively. For 2023, the assumed rate of return for our domestic plans, which represent approximately 90% of our total pension assets, was 7.25%.

The discount rate enables us to state expected future benefit payments as a present value on the measurement date, reflecting the current rate at which the pension liabilities could be effectively settled. This rate should be in line with rates for high-quality fixed income investments available for the period to maturity of the pension benefits, which fluctuate as long-term interest rates change. A lower discount rate increases the present value of the benefit obligations and generally decreases pension income. In 2023, the weighted-average discount rate used in calculating pension income was 5.51%, compared with 2.99% in 2022. For our domestic plans, the assumed discount rate was 5.55% in 2023, compared with 3.05% in 2022. A change of 50 basis-points higher or lower, with all other assumptions held constant, in this weighted-average discount rate in 2023 would have changed our pension income for our domestic plans by approximately $10 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our financial results are affected by changes in foreign currency exchange rates in the various countries in which our products are manufactured and/or sold. For our manufacturing operations, we manage our foreign currency transaction exposures by entering into foreign currency exchange contracts. These contracts generally are used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign currency exchange contracts was $478 million and $354 million at December 30, 2023 and December 31, 2022, respectively. We also may hedge exposures to certain of our foreign currency assets and earnings by funding those asset positions with debt in the same foreign currency so the exposures are naturally offset.

Interest Rate Risk

Our financial results are affected by changes in interest rates. As part of managing this risk, we seek to achieve a prudent balance between floating- and fixed-rate exposures. We continually monitor our mix of these exposures and adjust the mix, as necessary. For our Finance group, we generally limit our risk to changes in interest rates with a strategy of matching floating-rate assets with floating-rate liabilities. This strategy includes the use of interest rate swap agreements. We had interest rate swap agreements with a total notional amount of $210 million at December 30, 2023 and $297 million at December 31, 2022, which effectively converted certain floating-rate debt to a fixed-rate equivalent.

Quantitative Risk Measures

In the normal course of business, we enter into financial instruments for purposes other than trading. The financial instruments that are subject to market risk include finance receivables (excluding leases), debt (excluding finance lease obligations) and foreign currency exchange contracts. To quantify the market risk inherent in these financial instruments, we utilize a sensitivity analysis that includes a hypothetical change in fair value assuming a 10% decrease in interest rates and a 10% strengthening in foreign exchange rates against the U.S. dollar. The fair value of these financial instruments is estimated using discounted cash flow analysis and indicative market pricing as reported by leading financial news and data providers.

At the end of each year, the table below provides the carrying and fair values of these financial instruments along with the sensitivity of fair value to the hypothetical changes discussed above. This sensitivity analysis is most likely not indicative of actual results in the future.

(*In millions*)	December 30, 2023			December 31, 2022		
	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change
Manufacturing group						
Foreign currency exchange risk						
Debt	$ (6) $	(6) $	(1) $	(6) $	(6) $	(1)
Foreign currency exchange contracts	1	1	30	(11)	(11)	28
	$ (5) $	(5) $	29 $	(17) $	(17) $	27
Interest rate risk						
Debt	$ (3,520) $	(3,342) $	(54) $	(3,175) $	(2,872) $	(51)
Finance group						
Interest rate risk						
Finance receivables	$ 417 $	423 $	9 $	390 $	369 $	10
Debt	(348)	(293)	(1)	(375)	(294)	(1)

* The value represents an asset or (liability).

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and the related report of our independent registered public accounting firm thereon are included in this Annual Report on Form 10-K on the pages indicated below:

	Page
Consolidated Statements of Operations for each of the years in the three-year period ended December 30, 2023	34
Consolidated Statements of Comprehensive Income for each of the years in the three-year period ended December 30, 2023	35
Consolidated Balance Sheets as of December 30, 2023 and December 31, 2022	36
Consolidated Statements of Shareholders' Equity for each of the years in the three-year period ended December 30, 2023	37
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 30, 2023	38
Notes to the Consolidated Financial Statements	
Note 1. Summary of Significant Accounting Policies	40
Note 2. Business Acquisition and Disposition	46
Note 3. Goodwill and Intangible Assets	46
Note 4. Accounts Receivable and Finance Receivables	46
Note 5. Inventories	48
Note 6. Property, Plant and Equipment, Net	49
Note 7. Accounts Payable and Other Current Liabilities	49
Note 8. Leases	50
Note 9. Debt and Credit Facilities	50
Note 10. Derivative Instruments and Fair Value Measurements	51
Note 11. Shareholders' Equity	52
Note 12. Segment and Geographic Data	54
Note 13. Revenues	56
Note 14. Share-Based Compensation	57
Note 15. Retirement Plans	59
Note 16. Special Charges	63
Note 17. Income Taxes	64
Note 18. Commitments and Contingencies	66
Note 19. Supplemental Cash Flow Information	66
Report of Independent Registered Public Accounting Firm	67
Supplementary Information:	
Schedule II – Valuation and Qualifying Accounts	69

All other schedules are omitted either because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Consolidated Statements of Operations

For each of the years in the three-year period ended December 30, 2023

(In millions, except per share data)		2023		2022		2021
Revenues						
Manufacturing product revenues	$	11,573	$	10,945	$	10,541
Manufacturing service revenues		2,055		1,872		1,792
Finance revenues		55		52		49
Total revenues		13,683		12,869		12,382
Costs, expenses and other						
Cost of products sold		9,770		9,380		8,955
Cost of services sold		1,635		1,420		1,342
Selling and administrative expense		1,225		1,186		1,221
Interest expense, net		77		107		142
Special charges		126		—		25
Non-service components of pension and postretirement income, net		(237)		(240)		(159)
Gain on business disposition		—		—		(17)
Total costs, expenses and other		12,596		11,853		11,509
Income from continuing operations before income taxes		1,087		1,016		873
Income tax expense		165		154		126
Income from continuing operations	$	922	$	862	$	747
Loss from discontinued operations		(1)		(1)		(1)
Net income	$	921	$	861	$	746
Basic Earnings per share						
Continuing operations	$	4.62	$	4.05	$	3.33
Discontinued operations		(0.01)		—		—
Basic Earnings per share	$	4.61	$	4.05	$	3.33
Diluted Earnings per share						
Continuing operations	$	4.57	$	4.01	$	3.30
Discontinued operations		(0.01)		—		—
Diluted Earnings per share	$	4.56	$	4.01	$	3.30

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For each of the years in the three-year period ended December 30, 2023

(In millions)		2023		2022		2021
Net income	$	921	$	861	$	746
Other comprehensive income (loss), net of tax						
Pension and postretirement benefits adjustments, net of reclassifications		(82)		283		981
Foreign currency translation adjustments, net of reclassifications		45		(103)		(37)
Deferred gains (losses) on hedge contracts, net of reclassifications		5		(3)		2
Total other comprehensive income (loss), net of tax		(32)		177		946
Comprehensive income	$	889	$	1,038	$	1,692

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)		December 30, 2023		December 31, 2022
Assets				
Manufacturing group				
Cash and equivalents	$	2,121	$	1,963
Accounts receivable, net		868		855
Inventories		3,914		3,550
Other current assets		857		1,033
Total current assets		7,760		7,401
Property, plant and equipment, net		2,477		2,523
Goodwill		2,295		2,283
Other assets		3,663		3,422
Total Manufacturing group assets		16,195		15,629
Finance group				
Cash and equivalents		60		72
Finance receivables, net		585		563
Other assets		16		29
Total Finance group assets		661		664
Total assets	$	16,856	$	16,293
Liabilities and shareholders' equity				
Liabilities				
Manufacturing group				
Current portion of long-term debt	$	357	$	7
Accounts payable		1,023		1,018
Other current liabilities		2,998		2,645
Total current liabilities		4,378		3,670
Other liabilities		1,904		1,879
Long-term debt		3,169		3,175
Total Manufacturing group liabilities		9,451		8,724
Finance group				
Other liabilities		70		81
Debt		348		375
Total Finance group liabilities		418		456
Total liabilities		9,869		9,180
Shareholders' equity				
Common stock (195.0 million and 207.4 million shares issued, respectively, and 192.9 million and 206.2 million shares outstanding, respectively)		24		26
Capital surplus		1,910		1,880
Treasury stock		(165)		(84)
Retained earnings		5,862		5,903
Accumulated other comprehensive loss		(644)		(612)
Total shareholders' equity		6,987		7,113
Total liabilities and shareholders' equity	$	16,856	$	16,293

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In millions, except per share data)	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 2, 2021	$ 29	$ 1,785	$ (203)	$ 5,973	$ (1,739)	$ 5,845
Net income	—	—	—	746	—	746
Other comprehensive income	—	—	—	—	946	946
Dividends declared ($0.08 per share)	—	—	—	(18)	—	(18)
Share-based compensation activity	1	212	—	—	—	213
Purchases of common stock	—	—	(921)	—	—	(921)
Retirement of treasury stock	(2)	(134)	967	(831)	—	—
Other	—	—	—	—	4	4
Balance at January 1, 2022	28	1,863	(157)	5,870	(789)	6,815
Net income	—	—	—	861	—	861
Other comprehensive income	—	—	—	—	177	177
Dividends declared ($0.08 per share)	—	—	—	(17)	—	(17)
Share-based compensation activity	—	144	—	—	—	144
Purchases of common stock	—	—	(867)	—	—	(867)
Retirement of treasury stock	(2)	(127)	940	(811)	—	—
Balance at December 31, 2022	26	1,880	(84)	5,903	(612)	7,113
Net income	—	—	—	921	—	921
Other comprehensive loss	—	—	—	—	(32)	(32)
Dividends declared ($0.08 per share)	—	—	—	(16)	—	(16)
Share-based compensation activity	—	179	—	—	—	179
Purchases of common stock, including excise tax*	—	—	(1,178)	—	—	(1,178)
Retirement of treasury stock	(2)	(149)	1,097	(946)	—	—
Balance at December 30, 2023	$ 24	$ 1,910	$ (165)	$ 5,862	$ (644)	$ 6,987

*Includes amounts accrued for excise tax imposed on common share repurchases beginning on January 1, 2023 as part of the Inflation Reduction Act that totaled $10 million in 2023.

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 30, 2023

	Consolidated		
(In millions)	**2023**	**2022**	**2021**
Cash flows from operating activities			
Income from continuing operations	$ 922	$ 862	$ 747
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:			
Non-cash items:			
Depreciation and amortization	395	397	390
Deferred income taxes	(192)	(220)	23
Asset impairments	88	2	13
Gain on business disposition	—	—	(17)
Other, net	90	94	88
Changes in assets and liabilities:			
Accounts receivable, net	(9)	(26)	(58)
Inventories	(359)	(55)	45
Other assets	267	35	(112)
Accounts payable	2	235	13
Other liabilities	276	270	405
Income taxes, net	4	18	11
Pension, net	(202)	(165)	(82)
Captive finance receivables, net	(17)	35	131
Other operating activities, net	2	8	2
Net cash provided by operating activities of continuing operations	1,267	1,490	1,599
Net cash used in operating activities of discontinued operations	(1)	(2)	(1)
Net cash provided by operating activities	1,266	1,488	1,598
Cash flows from investing activities			
Capital expenditures	(402)	(354)	(375)
Net cash used in acquisitions	(1)	(202)	—
Net proceeds (payments) from corporate-owned life insurance policies	40	23	(2)
Proceeds from sale of property, plant and equipment and an insurance recovery	18	22	3
Net proceeds from business disposition	—	—	38
Finance receivables repaid	26	20	19
Other investing activities, net	2	44	36
Net cash used in investing activities	(317)	(447)	(281)
Cash flows from financing activities			
Decrease in short-term debt	—	(14)	(1)
Net proceeds from long-term debt	348	—	—
Principal payments on long-term debt and nonrecourse debt	(44)	(234)	(621)
Purchases of Textron common stock	(1,168)	(867)	(921)
Proceeds from exercise of stock options	73	44	116
Dividends paid	(16)	(17)	(18)
Other financing activities, net	(6)	(3)	(1)
Net cash used in financing activities	(813)	(1,091)	(1,446)
Effect of exchange rate changes on cash and equivalents	10	(32)	(8)
Net increase (decrease) in cash and equivalents	146	(82)	(137)
Cash and equivalents at beginning of year	2,035	2,117	2,254
Cash and equivalents at end of year	$ 2,181	$ 2,035	$ 2,117

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows continued

For each of the years in the three-year period ended December 30, 2023

(In millions)	Manufacturing Group			Finance Group		
	2023	2022	2021	2023	2022	2021
Cash flows from operating activities						
Income from continuing operations	$ 884	$ 835	$ 740	$ 38	$ 27	$ 7
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities of continuing operations:						
Non-cash items:						
Depreciation and amortization	395	396	380	—	1	10
Deferred income taxes	(188)	(200)	27	(4)	(20)	(4)
Asset impairments	88	2	13	—	—	—
Gain on business disposition	—	—	(17)	—	—	—
Other, net	110	103	97	(20)	(9)	(9)
Changes in assets and liabilities:						
Accounts receivable, net	(9)	(26)	(58)	—	—	—
Inventories	(359)	(55)	45	—	—	—
Other assets	261	34	(111)	6	1	(1)
Accounts payable	2	235	13	—	—	—
Other liabilities	281	277	404	(5)	(7)	1
Income taxes, net	5	18	16	(1)	—	(5)
Pension, net	(202)	(165)	(82)	—	—	—
Other operating activities, net	2	7	2	—	—	—
Net cash provided by (used in) operating activities of continuing operations	1,270	1,461	1,469	14	(7)	(1)
Net cash used in operating activities of discontinued operations	(1)	(2)	(1)	—	—	—
Net cash provided by (used in) operating activities	1,269	1,459	1,468	14	(7)	(1)
Cash flows from investing activities						
Capital expenditures	(402)	(354)	(375)	—	—	—
Net cash used in acquisitions	(1)	(202)	—	—	—	—
Net proceeds (payments) from corporate-owned life insurance policies	40	23	(2)	—	—	—
Proceeds from sale of property, plant and equipment and an insurance recovery	18	22	3	—	—	—
Net proceeds from business disposition	—	—	38	—	—	—
Finance receivables repaid	—	—	—	169	147	250
Finance receivables originated	—	—	—	(160)	(92)	(100)
Other investing activities, net	—	—	1	2	45	35
Net cash provided by (used in) investing activities	(345)	(511)	(335)	11	100	185
Cash flows from financing activities						
Decrease in short-term debt	—	(14)	(1)	—	—	—
Net proceeds from long-term debt	348	—	—	—	—	—
Principal payments on long-term debt and nonrecourse debt	(7)	(18)	(524)	(37)	(216)	(97)
Purchases of Textron common stock	(1,168)	(867)	(921)	—	—	—
Proceeds from exercise of stock options	73	44	116	—	—	—
Dividends paid	(16)	(17)	(18)	—	—	—
Other financing activities, net	(6)	(3)	(1)	—	—	—
Net cash used in financing activities	(776)	(875)	(1,349)	(37)	(216)	(97)
Effect of exchange rate changes on cash and equivalents	10	(32)	(8)	—	—	—
Net increase (decrease) in cash and equivalents	158	41	(224)	(12)	(123)	87
Cash and equivalents at beginning of year	1,963	1,922	2,146	72	195	108
Cash and equivalents at end of year	$ 2,121	$ 1,963	$ 1,922	$ 60	$ 72	$ 195

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation and Financial Statement Presentation

Our Consolidated Financial Statements include the accounts of Textron Inc. and its majority-owned subsidiaries. Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron Inc. consolidated with its majority-owned subsidiaries that operate in the Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation segments. The Finance group, which also is the Finance segment, consists of Textron Financial Corporation (TFC) and its consolidated subsidiaries. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible goods and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Our Finance group provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters manufactured by our Manufacturing group, otherwise known as captive financing. In the Consolidated Statements of Cash Flows, cash received from customers is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated in consolidation.

Collaborative Arrangements

Our Bell segment has a strategic alliance agreement with a third-party company to provide engineering, development and test services related to the V-22 aircraft, as well as to produce the V-22 aircraft, under a number of separate contracts with the U.S. Government (V-22 Contracts). The alliance created by this agreement is not a legal entity and has no employees, no assets and no true operations. This agreement creates contractual rights and does not represent an entity in which we have an equity interest. We account for this alliance as a collaborative arrangement with Bell and the third-party company reporting costs incurred and revenues generated from transactions with the U.S. Government in each company's respective income statement. Neither Bell nor the third-party company is considered to be the principal participant for the transactions recorded under this agreement. Profits on cost-plus contracts are allocated between Bell and the third-party company on a 50%-50% basis. Negotiated profits on fixed-price contracts are also allocated 50%-50%; however, Bell and the third-party company are each responsible for their own cost overruns and are entitled to retain any cost underruns. Based on the contractual arrangement established under the alliance, Bell accounts for its rights and obligations under the specific requirements of the V-22 Contracts allocated to Bell under the work breakdown structure. We account for all of our rights and obligations, including warranty, product and any contingent liabilities, under the specific requirements of the V-22 Contracts allocated to us under the agreement. Revenues and cost of sales reflect our performance under the V-22 Contracts with revenues recognized using the cost-to-cost method. We include all assets used in performance of the V-22 Contracts that we own and all liabilities arising from our obligations under the V-22 Contracts in our Consolidated Balance Sheets.

Use of Estimates

We prepare our financial statements in conformity with generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Our estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Consolidated Statements of Operations in the period that they are determined.

Revenue Recognition

Revenue is recognized when control of the product or service promised under the contract is transferred to the customer either at a point in time (e.g., upon delivery) or over time (e.g., as we perform under the contract). We account for a contract when it has approval and commitment from both parties, the rights and payment terms of the parties are identified, the contract has commercial substance and collectability of consideration is probable. Contracts are reviewed to determine whether there is one or multiple performance obligations. A performance obligation is a promise to transfer a distinct product or service to a customer and represents the unit of accounting for revenue recognition. For contracts with multiple performance obligations, the expected consideration, or the transaction price, is allocated to each performance obligation identified in the contract based on the relative standalone selling price of each performance obligation. Revenue is then recognized for the transaction price allocated to the performance obligation when control of the promised product or service underlying the performance obligation is transferred. Contract consideration is not adjusted for the effects of a significant financing component when, at contract inception, the period between when control transfers and when the customer will pay for that good or service is one year or less.

Revenue is classified as product or service revenue based on the predominant attributes of each performance obligation.

Commercial Contracts
The majority of our contracts with commercial customers have a single performance obligation as there is only one product or service promised or the promise to transfer the product or service is not distinct or separately identifiable from other promises in the contract. Revenue is primarily recognized at a point in time, which is generally when the customer obtains control of the asset upon delivery and customer acceptance. Contract modifications that provide for additional distinct products or services at the standalone selling price are treated as separate contracts.

For commercial aircraft, we contract with our customers to sell fully outfitted fixed-wing aircraft, which may include configuration options. The aircraft typically represents a single performance obligation and revenue is recognized upon customer acceptance and delivery. For commercial helicopters, our customers generally contract with us for fully functional basic configuration aircraft and control is transferred upon customer acceptance and delivery. At times, customers may separately contract with us for the installation of accessories and customization to the basic aircraft. If these contracts are entered into at or near the same time of the basic aircraft contract, we assess whether the contracts meet the criteria to be combined. For contracts that are combined, the basic aircraft and the accessories and customization are typically considered to be distinct, and therefore, are separate performance obligations. For these contracts, revenue is recognized on the basic aircraft upon customer acceptance and transfer of title and risk of loss, and on the accessories and customization, upon delivery and customer acceptance. We utilize observable prices to determine the standalone selling prices when allocating the transaction price to these performance obligations.

The transaction price for our commercial contracts reflects our estimate of returns, rebates and discounts, which are based on historical, current and forecasted information. Amounts billed to customers for shipping and handling are included in the transaction price and generally are not treated as separate performance obligations as these costs fulfill a promise to transfer the product to the customer. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

We primarily provide standard warranty programs for products in our commercial businesses for periods that typically range from one year to five years. These assurance-type programs typically cannot be purchased separately and do not meet the criteria to be considered a performance obligation.

U.S. Government Contracts
Our contracts with the U.S. Government generally include the design, development, manufacture or modification of aerospace and defense products, as well as related services. These contracts, which also include those under the U.S. Government-sponsored foreign military sales program, accounted for approximately 21% of total revenues in 2023. The customer typically contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability, which often results in the delivery of multiple units. Accordingly, the entire contract is accounted for as one performance obligation. In certain circumstances, a contract may include both production and support services, such as logistics and parts plans, which are considered to be distinct in the context of the contract and represent separate performance obligations. When a contract is separated into more than one performance obligation, we generally utilize the expected cost plus a margin approach to determine the standalone selling prices when allocating the transaction price.

Our contracts are frequently modified for changes in contract specifications and requirements. Most of our contract modifications with the U.S. Government are for products and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of that existing contract. The effect of these contract modifications on our estimates is recognized using the cumulative catch-up method of accounting.

Contracts with the U.S. Government generally contain clauses that provide lien rights to work-in-process along with clauses that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work-in-process. Due to the continuous transfer of control to the U.S. Government, we recognize revenue over the time that we perform under the contract. Selecting the method to measure progress towards completion requires judgment and is based on the nature of the products or service to be provided. We generally use the cost-to-cost method to measure progress for our contracts because it best depicts the transfer of control to the customer that occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion of the performance obligation, and revenue is recorded proportionally as costs are incurred.

The transaction price for our contracts represents our best estimate of the consideration we will receive and includes assumptions regarding variable consideration as applicable. Certain of our long-term contracts contain incentive fees or other provisions that can either increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance, historical performance, and all other information that is reasonably available to us.

Total contract cost is estimated utilizing current contract specifications and expected engineering requirements. Contract costs typically are incurred over a period of several years, and the estimation of these costs requires substantial judgment. Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We review and update our projections of costs quarterly or more frequently when circumstances significantly change.

Approximately 73% of our 2023 revenues with the U.S. Government were under fixed-price and fixed-price incentive contracts. Under the typical payment terms of these contracts, the customer pays us either performance-based or progress payments. Performance-based payments represent interim payments of up to 90% of the contract price based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments of up to 80% of costs incurred as the work progresses. Because the customer retains a small portion of the contract price until completion of the contract, these contracts generally result in revenue recognized in excess of billings, which we present as contract assets in the Consolidated Balance Sheets. Amounts billed and due from our customers are classified in Accounts receivable, net. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For cost-type contracts, we are generally paid for our actual costs incurred within a short period of time.

Finance Revenues
Finance revenues primarily include interest on finance receivables, finance lease earnings and portfolio gains/losses. Portfolio gains/losses include impairment charges related to repossessed assets and properties and gains/losses on the sale or early termination of finance assets. We recognize interest using the interest method, which provides a constant rate of return over the terms of the receivables. Accrual of interest income is suspended if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically suspend the accrual of interest income for accounts that are contractually delinquent by more than three months unless collection is not doubtful. Cash payments on nonaccrual accounts, including finance charges, generally are applied to reduce the net investment balance. Once we conclude that the collection of all principal and interest is no longer doubtful, we resume the accrual of interest and recognize previously suspended interest income at the time either a) the loan becomes contractually current through payment according to the original terms of the loan, or b) if the loan has been modified, following a period of performance under the terms of the modification.

Contract Estimates
For contracts where revenue is recognized over time, we recognize changes in estimated contract revenues, costs and profits using the cumulative catch-up method of accounting. This method recognizes the cumulative effect of changes on current and prior periods with the impact of the change from inception-to-date recorded in the current period. Anticipated losses on contracts are recognized in full in the period in which the losses become probable and estimable.

In 2023, our cumulative catch-up adjustments increased segment profit by $44 million and net income by $34 million, ($0.17 per diluted share). In 2022, our cumulative catch-up adjustments decreased segment profit by $16 million and net income by $12 million ($0.06 per diluted share). In 2021, our cumulative catch-up adjustments increased segment profit by $81 million and net income by $62 million ($0.27 per diluted share). Revenue was increased by $42 million in 2023, reduced by $25 million in 2022 and increased by $93 million in 2021, related to changes in profit booking rates for performance obligations satisfied in prior periods.

Contract Assets and Liabilities
Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time and are included in Other current assets in the Consolidated Balance Sheets. Contract liabilities, which are primarily included in Other current liabilities, include deposits, largely from our commercial aviation customers, and billings in excess of revenue recognized.

The incremental costs of obtaining a contract with a customer that is expected to be recovered is expensed as incurred when the period to be benefitted is one year or less.

Accounts Receivable, Net

Accounts receivable, net includes amounts billed to customers where the right to payment is unconditional. We maintain an allowance for credit losses for our commercial accounts receivable to provide for the estimated amount that will not be collected, even when the risk of loss is remote. The allowance is measured on a collective pool basis when similar risk characteristics exist and is established as a percentage of accounts receivable. We have identified pools with similar risk characteristics, based on customer and industry type and geographic location. The percentage is based on all available and relevant information including age of outstanding receivables and collateral value, if any, historical payment experience and loss history, current economic conditions, and, when reasonable and supportable factors exist, management's expectation of future economic conditions. For amounts due from the U.S. Government, we have not established an allowance for credit losses as we have zero loss expectation based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

Cash and Equivalents

Cash and equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. The majority of our inventories are valued using the last-in, first-out (LIFO) method, while the remaining inventories are generally valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated primarily using the straight-line method. We capitalize expenditures for improvements that increase asset values and extend useful lives. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying value of the asset exceeds the sum of the undiscounted expected future cash flows, the asset is written down to fair value.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration paid for the acquisition of a business over the fair values assigned to intangible and other net assets of the acquired business. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to an annual impairment test. We evaluate the recoverability of these assets in the fourth quarter of each year or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate a potential impairment.

For our goodwill impairment test, we calculate the fair value of each reporting unit using discounted cash flows. A reporting unit represents the operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment, in which case such component is the reporting unit. In certain instances, we have aggregated components of an operating segment into a single reporting unit based on similar economic characteristics. The discounted cash flows incorporate assumptions for revenue growth rates, operating margins and discount rates that represent our best estimates of current and forecasted market conditions, cost structure, anticipated net cost reductions, and the implied rate of return that we believe a market participant would require for an investment in a business having similar risks and characteristics to the reporting unit being assessed. The fair value of our indefinite-lived intangible assets is primarily determined using the relief of royalty method based on forecasted revenues and royalty rates. If the estimated fair value of the reporting unit or indefinite-lived intangible asset exceeds the carrying value, there is no impairment. Otherwise, an impairment loss is recognized for the amount by which the carrying value exceeds the estimated fair value.

Acquired intangible assets with finite lives are subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Amortization of these intangible assets is recognized over their estimated useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Approximately 82% of our gross intangible assets are amortized based on the cash flow streams used to value the assets, with the remaining assets amortized using the straight-line method.

Finance Receivables

Finance receivables primarily include loans provided to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. Finance receivables are generally recorded at the amount of outstanding principal less allowance for credit losses.

We establish an allowance for credit losses to cover probable but specifically unknown losses existing in the portfolio. This allowance is established as a percentage of finance receivables categorized by pools with similar risk characteristics, such as collateral or customer type and geographic location. The percentage is based on a combination of factors, including historical loss experience, current delinquency and default trends, collateral values, current economic conditions, and, when reasonable and supportable factors exist, management's expectation of future economic conditions.

For those finance receivables that do not have similar risk characteristics, including larger balance accounts specifically identified as impaired, a reserve is established based on comparing the expected future cash flows, discounted at the finance receivable's effective interest rate, or the fair value of the underlying collateral if the finance receivable is collateral dependent, to its carrying amount. The expected future cash flows consider collateral value; financial performance and liquidity of our borrower; existence and financial strength of guarantors; estimated recovery costs, including legal expenses; and costs associated with the repossession and eventual disposal of collateral. When there is a range of potential outcomes, we perform multiple discounted cash flow analyses and weight the potential outcomes based on their relative likelihood of occurrence. The evaluation of our portfolio is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired finance receivables and the estimated fair value of the underlying collateral, which may differ from actual results. While our analysis is specific to each individual account, critical factors included in this analysis include industry valuation guides, age and physical condition of the collateral, payment history, and existence and financial strength of guarantors.

Finance receivables are charged off at the earlier of the date the collateral is repossessed or when management no longer deems the receivable collectible. Repossessed assets are recorded at their fair value, less estimated cost to sell.

Pension and Postretirement Benefit Obligations
We maintain various pension and postretirement plans for our employees globally. Our pension plans include significant benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare cost projections. We evaluate and update these assumptions annually in consultation with third-party actuaries and investment advisors. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases.

For our year-end measurement, our defined benefit plan assets and obligations are measured as of the month-end date closest to our fiscal year-end. We recognize the overfunded or underfunded status of our pension and postretirement plans in the Consolidated Balance Sheets and recognize changes in the funded status of our defined benefit plans in comprehensive income (loss) in the year in which they occur. To the extent actuarial gains and losses exceed 10% of the higher of the market-related value of assets or the benefit obligation in a year, the excess is recognized as a component of accumulated other comprehensive income (loss) and is amortized into net periodic pension cost over the remaining service period of the active participants. For plans in which all or almost all of the plan's participants are inactive, the amortization period is the remaining life expectancy of the inactive participants. This determination is made on a plan-by-plan basis.

Derivatives and Hedging Activities
We are exposed to market risk primarily from changes in currency exchange rates and interest rates. We do not hold or issue derivative financial instruments for trading or speculative purposes. To manage the volatility relating to our exposures, we net these exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, we enter into various derivative transactions pursuant to our policies in areas such as counterparty exposure and hedging practices. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties and through periodic settlements of positions.

All derivative instruments are reported at fair value in the Consolidated Balance Sheets. Designation to support hedge accounting is performed on a specific exposure basis. For financial instruments qualifying as cash flow hedges, we record changes in the fair value of derivatives (to the extent they are effective as hedges) in other comprehensive income (loss), net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are recorded in earnings.

Foreign currency denominated assets and liabilities are translated into U.S. dollars. Adjustments from currency rate changes are recorded in the cumulative translation adjustment account in shareholders' equity until the related foreign entity is sold or substantially liquidated.

Leases
We identify leases by evaluating our contracts to determine if the contract conveys the right to use an identified asset for a stated period of time in exchange for consideration. Specifically, we consider whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. For our contracts that contain both lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) and non-lease components (e.g., common-area maintenance costs or other goods/services), we allocate the consideration in the contract to each component based on its standalone price. Leases with terms greater than 12 months are classified as either operating or finance leases at the commencement date. For these leases, we capitalize the lesser of a) the present value of the minimum lease payments over the lease term, or b) the fair value of the asset, as a right-of-use asset with an offsetting lease liability. The discount rate used to calculate the present value of the minimum lease payments is typically our incremental borrowing rate, as the rate implicit in the lease is generally not known or determinable. The lease term includes any noncancelable period for which we have the right to use the asset and may include options to extend or terminate the lease when it is reasonably certain that we will exercise the

option. Operating leases are recognized as a single lease cost on a straight-line basis over the lease term, while finance lease cost is recognized separately as amortization and interest expense.

Product Liabilities
We accrue for product liability claims and related defense costs when a loss is probable and reasonably estimable. Our estimates are generally based on the specifics of each claim or incident and our best estimate of the probable loss using historical experience.

Environmental Liabilities and Asset Retirement Obligations
Liabilities for environmental matters are recorded on a site-by-site basis when it is probable that an obligation has been incurred and the cost can be reasonably estimated. We estimate our accrued environmental liabilities using currently available facts, existing technology, and presently enacted laws and regulations, all of which are subject to a number of factors and uncertainties. Our environmental liabilities are not discounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

We have incurred asset retirement obligations primarily related to costs to remove and dispose of underground storage tanks and asbestos materials used in insulation, adhesive fillers and floor tiles. Currently, there is no legal requirement to remove these items and there is no plan to remodel the related facilities or otherwise cause the impacted items to require disposal. Since these asset retirement obligations are not probable, there is no related liability recorded in the Consolidated Balance Sheets.

Warranty Liabilities
For our assurance-type warranty programs, we estimate the costs that may be incurred and record a liability in the amount of such costs at the time product revenues are recognized. Factors that affect this liability include the number of products sold, historical costs per claim, length of warranty period, contractual recoveries from vendors and historical and anticipated rates of warranty claims, including production and warranty patterns for new models. We assess the adequacy of our recorded warranty liability periodically and adjust the amounts as necessary. Additionally, we may establish a warranty liability related to the issuance of aircraft service bulletins for aircraft no longer covered under the limited warranty programs.

Research and Development Costs
Our customer-funded research and development costs are charged directly to the related contracts, which primarily consist of U.S. Government contracts. In accordance with government regulations, we recover a portion of company-funded research and development costs through overhead rate charges on our U.S. Government contracts. Research and development costs that are not reimbursable under a contract with the U.S. Government or another customer are charged to expense as incurred. Company-funded research and development costs were $570 million, $601 million and $619 million in 2023, 2022 and 2021, respectively, and are included in cost of sales.

Income Taxes
The provision for income tax expense is calculated on reported income before income taxes based on current tax law and includes, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Tax laws may require items to be included in the determination of taxable income at different times from when the items are reflected in the financial statements. Deferred tax balances reflect the effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and their tax bases, as well as from net operating losses and tax credit carryforwards, and are stated at enacted tax rates in effect for the year taxes are expected to be paid or recovered.

Deferred tax assets represent tax benefits for tax deductions or credits available in future years and require certain estimates and assumptions to determine whether it is more likely than not that all or a portion of the benefit will not be realized. The recoverability of these future tax deductions and credits is determined by assessing the adequacy of future expected taxable income from all sources, including the future reversal of existing taxable temporary differences, taxable income in carryback years, estimated future taxable income and available tax planning strategies. Should a change in facts or circumstances lead to a change in judgment about the ultimate recoverability of a deferred tax asset, we record or adjust the related valuation allowance in the period that the change in facts and circumstances occurs, along with a corresponding increase or decrease in income tax expense.

We record tax benefits for uncertain tax positions based upon management's evaluation of the information available at the reporting date. To be recognized in the financial statements, the tax position must meet the more-likely-than-not threshold that the position will be sustained upon examination by the tax authority based on technical merits assuming the tax authority has full knowledge of all relevant information. For positions meeting this recognition threshold, the benefit is measured as the largest amount of benefit that meets the more-likely-than-not threshold to be sustained. We periodically evaluate these tax positions based on the latest available information. For tax positions that do not meet the threshold requirement, we recognize net tax-related interest and penalties for continuing operations in income tax expense.

Note 2. Business Acquisition and Disposition

On April 15, 2022, we acquired Pipistrel for a cash purchase price of $239 million, which included the assumption of $35 million of debt and other contractual obligations under the agreement and a final fixed payment of $21 million due in 2024. Pipistrel is a manufacturer of light aircraft and gliders with both electric and combustion engines and is included in the Textron eAviation segment.

On January 25, 2021, we completed the sale of TRU Simulation + Training Canada Inc. within our Textron Systems segment for net cash proceeds of $38 million and recorded an after-tax gain of $17 million.

Note 3. Goodwill and Intangible Assets

Goodwill
The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Textron Aviation	Bell	Textron Systems	Industrial	Textron eAviation	Total
Balance at January 1, 2022	$ 631	$ 35	$ 1,010	$ 473	$ —	$ 2,149
Acquisitions	3	2	—	—	141	146
Foreign currency translation	(1)	—	—	(8)	(3)	(12)
Balance at December 31, 2022	633	37	1,010	465	138	2,283
Foreign currency translation	—	—	—	5	7	12
Balance at December 30, 2023	$ 633	$ 37	$ 1,010	$ 470	$ 145	$ 2,295

Intangible Assets
Our intangible assets are summarized below:

		December 30, 2023			December 31, 2022		
(Dollars in millions)	Weighted-Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trade names and trademarks	18	$ 200	$ (9)	$ 191	$ 199	$ (8)	$ 191
Patents and technology	15	510	(333)	177	527	(319)	208
Customer relationships and contractual agreements	15	357	(326)	31	392	(330)	62
Total		$ 1,067	$ (668)	$ 399	$ 1,118	$ (657)	$ 461

Trade names and trademarks in the table above include $169 million of indefinite-lived intangible assets at both December 30, 2023 and December 31, 2022. In 2023, we recognized $27 million of intangible asset impairment charges, primarily related to customer relationships and contractual agreements, as discussed in Note 16. Amortization expense totaled $39 million, $52 million and $51 million, in 2023, 2022 and 2021, respectively. Amortization expense is estimated to be approximately $34 million, $32 million, $29 million, $27 million and $26 million in 2024, 2025, 2026, 2027 and 2028, respectively.

Note 4. Accounts Receivable and Finance Receivables

Accounts Receivable
Accounts receivable is composed of the following:

(In millions)	December 30, 2023	December 31, 2022
Commercial	$ 831	$ 755
U.S. Government contracts	63	124
	894	879
Allowance for credit losses	(26)	(24)
Total	$ 868	$ 855

Finance Receivables

Finance receivables are presented in the following table:

(In millions)	December 30, 2023	December 31, 2022
Finance receivables	$ 609	$ 587
Allowance for credit losses	(24)	(24)
Total finance receivables, net	$ 585	$ 563

Finance receivables primarily includes loans provided to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. These loans generally have initial terms ranging from five years to twelve years, amortization terms ranging from eight years to fifteen years and an average balance of $1.9 million at December 30, 2023. Loans generally require the customer to pay a significant down payment, along with periodic scheduled principal payments that reduce the outstanding balance through the term of the loan. Our finance receivables are diversified across geographic region and borrower industry. At December 30, 2023, 57% of our finance receivables were distributed internationally and 43% throughout the U.S., compared with 58% and 42%, respectively, at December 31, 2022.

Finance Receivable Portfolio Quality

We internally assess the quality of our finance receivables based on a number of key credit quality indicators and statistics such as delinquency, loan balance to estimated collateral value and the financial strength of individual borrowers and guarantors. Because many of these indicators are difficult to apply across an entire class of receivables, we evaluate individual loans on a quarterly basis and classify these loans into three categories based on the key credit quality indicators for the individual loan. These three categories are performing, watchlist and nonaccrual.

We classify finance receivables as nonaccrual if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically classify accounts as nonaccrual once they are contractually delinquent by more than three months unless collection of principal and interest is not doubtful. Accounts are classified as watchlist when credit quality indicators have deteriorated as compared with typical underwriting criteria, and we believe collection of full principal and interest is probable but not certain. All other finance receivables that do not meet the watchlist or nonaccrual categories are classified as performing.

We measure delinquency based on the contractual payment terms of our finance receivables. In determining the delinquency aging category of an account, any/all principal and interest received is applied to the most past-due principal and/or interest amounts due. If a significant portion of the contractually due payment is delinquent, the entire finance receivable balance is reported in accordance with the most past-due delinquency aging category.

Finance receivables categorized based on the credit quality indicators and by delinquency aging category are summarized as follows:

(Dollars in millions)	December 30, 2023	December 31, 2022
Performing	$ 571	$ 515
Watchlist	23	26
Nonaccrual	15	46
Nonaccrual as a percentage of finance receivables	2.46%	7.84%
Current and less than 31 days past due	$ 589	$ 579
31-60 days past due	16	7
61-90 days past due	—	—
Over 90 days past due	4	1
60+ days contractual delinquency as a percentage of finance receivables	0.66%	0.17%

At December 30, 2023, 44% of our performing finance receivables were originated since the beginning of 2021 and 26% were originated from 2018 to 2020 with the remainder prior to 2018. For finance receivables categorized as watchlist, 100% were originated since the beginning of 2020 and for nonaccrual, 43% were originated from 2018 to 2020 with the remainder prior to 2018.

On a quarterly basis, we evaluate individual larger balance accounts for impairment. A finance receivable is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement based on our review of the credit quality indicators described above. Impaired finance receivables include both nonaccrual accounts and accounts for which full collection of principal and interest remains probable, but the account's original terms have been, or are expected to be, significantly modified. If the modification specifies an interest rate equal to or greater than a market rate for a finance receivable with comparable risk, the account is not considered impaired in years subsequent to the modification.

A summary of impaired finance receivables, excluding leveraged leases, and the average recorded investment is provided below:

(In millions)	December 30, 2023	December 31, 2022
Recorded investment:		
Impaired finance receivables with specific allowance for credit losses	$ 11	$ 15
Impaired finance receivables with no specific allowance for credit losses	4	31
Total	$ 15	$ 46
Unpaid principal balance	$ 25	$ 60
Allowance for credit losses on impaired finance receivables	3	3
Average recorded investment of impaired finance receivables	27	67

A summary of the allowance for credit losses on finance receivables based on how the underlying finance receivables are evaluated for impairment is provided below. The finance receivables reported in this table exclude $86 million and $91 million of leveraged leases at December 30, 2023 and December 31, 2022, respectively, in accordance with U.S. generally accepted accounting principles.

(In millions)	December 30, 2023	December 31, 2022
Allowance for credit losses based on collective evaluation	$ 21	$ 21
Allowance for credit losses based on individual evaluation	3	3
Finance receivables evaluated collectively	508	450
Finance receivables evaluated individually	15	46

Note 5. Inventories

Inventories are composed of the following:

(In millions)	December 30, 2023	December 31, 2022
Finished goods	$ 1,072	$ 991
Work in process	1,736	1,540
Raw materials and components	1,106	1,019
Total	$ 3,914	$ 3,550

At December 30, 2023, 68% of inventories were valued using the LIFO method, compared with 71% at December 31, 2022. Inventories valued at LIFO cost would have been higher by approximately $701 million and $594 million, at December 30, 2023 and December 31, 2022, respectively, if they had been valued using the FIFO method.

Note 6. Property, Plant and Equipment, Net

Our Manufacturing group's property, plant and equipment, net is composed of the following:

(Dollars in millions)	Useful Lives (in years)			December 30, 2023	December 31, 2022
Land, buildings and improvements	2	-	40	$ 2,229	$ 2,140
Machinery and equipment	1	-	20	5,495	5,467
				7,724	7,607
Accumulated depreciation and amortization				(5,247)	(5,084)
Total				$ 2,477	$ 2,523

The Manufacturing group's depreciation expense totaled $353 million, $340 million and $325 million in 2023, 2022 and 2021, respectively.

Note 7. Accounts Payable and Other Current Liabilities

Accounts Payable

Supplier Financing Arrangement
We have a financing arrangement with one of our suppliers for a maximum amount of $175 million that extends payment terms for up to 190 days from the receipt of goods and provides for the supplier to be paid by a financial institution earlier than maturity. This financing arrangement expires in April 2024. As of December 30, 2023 and December 31, 2022, the amount due under this supplier financing arrangement was $125 million and $110 million, respectively.

Other Current Liabilities
The other current liabilities of our Manufacturing group are summarized below:

(In millions)	December 30, 2023	December 31, 2022
Contract liabilities	$ 1,595	$ 1,416
Salaries, wages and employer taxes	466	414
Current portion of warranty and product maintenance liabilities	215	171
Other	722	644
Total	$ 2,998	$ 2,645

Changes in our warranty liability are as follows:

(In millions)	2023	2022	2021
Balance at beginning of year	$ 149	$ 127	$ 119
Provision	76	73	70
Settlements	(69)	(60)	(66)
Adjustments*	16	9	4
Balance at end of year	$ 172	$ 149	$ 127

Adjustments include changes to prior year estimates, new issues on prior year sales, business acquisitions and dispositions, and currency translation adjustments.

Note 8. Leases

We primarily lease certain manufacturing plants, offices, warehouses, training and service centers at various locations worldwide through operating leases. Our operating leases have remaining lease terms up to 25 years, which include options to extend the lease term for periods up to 20 years when it is reasonably certain the option will be exercised. Operating lease cost totaled $69 million, $69 million and $66 million in 2023, 2022 and 2021, respectively. Variable and short-term lease costs were not significant. In 2023, 2022 and 2021, cash paid for operating lease liabilities totaled $69 million, $68 million and $66 million, respectively, and is classified in cash flows from operating activities. Noncash transactions totaled $54 million, $58 million and $86 million in 2023, 2022 and 2021, reflecting the recognition of operating lease assets and liabilities for new or extended leases.

Balance sheet and other information related to our operating leases is as follows:

(Dollars in millions)	December 30, 2023	December 31, 2022
Other assets	$ 371	$ 372
Other current liabilities	55	54
Other liabilities	326	326
Weighted-average remaining lease term (in years)	10.3	10.4
Weighted-average discount rate	4.70%	4.14%

At December 30, 2023, maturities of our operating lease liabilities on an undiscounted basis totaled $69 million for 2024, $62 million for 2025, $47 million for 2026, $41 million for 2027, $39 million for 2028 and $231 million thereafter.

Note 9. Debt and Credit Facilities

Our debt is summarized in the table below:

(In millions)	December 30, 2023	December 31, 2022
Manufacturing group		
4.30% due 2024	$ 350	$ 350
3.875% due 2025	350	350
4.00% due 2026	350	350
3.65% due 2027	350	350
3.375% due 2028	300	300
3.90% due 2029	300	300
3.00% due 2030	650	650
2.45% due 2031	500	500
6.10% due 2033	350	—
Other (weighted-average rate of 2.44% and 2.20%, respectively)	26	32
Total Manufacturing group debt	$ 3,526	$ 3,182
Less: Current portion of long-term debt	(357)	(7)
Total Long-term debt	$ 3,169	$ 3,175
Finance group		
Variable-rate note due 2025 (weighted-average rate of 6.72% and 5.86%, respectively)	$ 25	$ 25
Fixed-rate note due 2027 (4.40%)	50	50
Floating Rate Junior Subordinated Notes due 2067 (7.38% and 6.34%, respectively)	264	272
Other	9	28
Total Finance group debt	$ 348	$ 375

The following table shows required principal payments during the next five years on debt outstanding at December 30, 2023:

(In millions)	2024	2025	2026	2027	2028
Manufacturing group	$ 357	$ 356	$ 355	$ 355	$ 303
Finance group	8	26	—	50	—
Total	$ 365	$ 382	$ 355	$ 405	$ 303

Textron has a senior unsecured revolving credit facility for an aggregate principal amount of $1.0 billion, of which $100 million is available for the issuance of letters of credit. We may elect to increase the aggregate amount of commitments under the facility to up to $1.3 billion by designating an additional lender or by an existing lender agreeing to increase its commitment. The facility expires in October 2027 and provides for two one-year extensions at our option with the consent of lenders representing a majority of the commitments under the facility. At December 30, 2023 and December 31, 2022, there were no amounts borrowed against the facility and there were $9 million of outstanding letters of credit issued under the facility.

Floating Rate Junior Subordinated Notes
The Finance group's $264 million of Floating Rate Junior Subordinated Notes are unsecured and rank junior to all of its existing and future senior debt. The notes mature on February 15, 2067; however, we have the right to redeem the notes at par at any time and we are obligated to redeem the notes beginning on February 15, 2042. In 2023 and 2022, TFC repurchased $8 million and $17 million, respectively, of these notes. Interest is variable at the three-month CME Term Secured Overnight Financing Rate + 1.99661%.

Support Agreement
Under a Support Agreement between Textron and TFC, Textron is required to maintain a controlling interest in TFC. The agreement, as amended in December 2015, also requires Textron to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholders' equity of no less than $125 million. There were no cash contributions required to be paid to TFC in 2023, 2022 and 2021 to maintain compliance with the support agreement.

Note 10. Derivative Instruments and Fair Value Measurements

We measure fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We prioritize the assumptions that market participants would use in pricing the asset or liability into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exist, requiring companies to develop their own assumptions. Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect our estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach and may use unobservable inputs such as projections, estimates and management's interpretation of current market data. These unobservable inputs are utilized only to the extent that observable inputs are not available or cost effective to obtain.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis
We manufacture and sell our products in a number of countries throughout the world, and, therefore, we are exposed to movements in foreign currency exchange rates. We primarily utilize foreign currency exchange contracts with maturities of no more than three years to manage this volatility. These contracts qualify as cash flow hedges and are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. Net gains and losses recognized in earnings and Accumulated other comprehensive loss on cash flow hedges, including gains and losses related to hedge ineffectiveness, were not significant in the periods presented.

Our foreign currency exchange contracts are measured at fair value using the market method valuation technique. The inputs to this technique utilize current foreign currency exchange forward market rates published by third-party leading financial news and data providers. These are observable data that represent the rates that the financial institution uses for contracts entered into at that date; however, they are not based on actual transactions, so they are classified as Level 2. At December 30, 2023 and December 31, 2022, we had foreign currency exchange contracts with notional amounts upon which the contracts were based of $478 million and $354 million, respectively. At December 30, 2023, the fair value amounts of our foreign currency exchange contracts were a $4 million asset and a $3 million liability. At December 31, 2022, the fair value amount of our foreign currency exchange contracts was an $11 million liability.

Our Finance group enters into interest rate swap agreements to mitigate exposure to fluctuations in interest rates. By using these contracts, we are able to convert floating-rate cash flows to fixed-rate cash flows. These agreements are designated as cash flow hedges.

In 2023, we entered into interest rate swap agreements related to our Floating Rate Junior Subordinated Notes for an aggregate notional amount of $185 million that effectively converts the variable-rate interest for these Notes to a weighted-average fixed rate of 5.17%; these agreements have maturities ranging from August 2025 to August 2028. At December 31, 2022, we had an interest rate swap agreement related to these Notes with a notional amount of $272 million that matured in August 2023. We also entered into an interest rate swap agreement in May 2022 with a notional amount of $25 million that matures in June 2025 and effectively converts variable-rate interest on a term loan to a fixed rate of 4.13%.

At December 30, 2023 and December 31, 2022, the fair value of our outstanding interest rate swap agreements was a $4 million asset and an $8 million asset, respectively. The fair value of these interest rate swap agreements is determined using values published by third-party leading financial news and data providers. These values are observable data that represent the value that financial institutions use for contracts entered into at that date, but are not based on actual transactions, so they are classified as Level 2.

Assets and Liabilities Not Recorded at Fair Value
The carrying value and estimated fair value of our financial instruments that are not reflected in the financial statements at fair value are as follows:

(In millions)	December 30, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Manufacturing group				
Debt, excluding leases	$ (3,520) $	(3,342) $	(3,175) $	(2,872)
Finance group				
Finance receivables, excluding leases	417	423	390	369
Debt	(348)	(293)	(375)	(294)

Fair value for the Manufacturing group debt is determined using market observable data for similar transactions (Level 2). The fair value for the Finance group debt was determined primarily based on discounted cash flow analyses using observable market inputs from debt with similar duration, subordination and credit default expectations (Level 2). Fair value estimates for finance receivables were determined based on internally developed discounted cash flow models primarily utilizing significant unobservable inputs (Level 3), which include estimates of the rate of return, financing cost, capital structure and/or discount rate expectations of current market participants combined with estimated loan cash flows based on credit losses, payment rates and expectations of borrowers' ability to make payments on a timely basis.

Note 11. Shareholders' Equity

Capital Stock
We have authorization for 15 million shares of preferred stock with a par value of $0.01 and 500 million shares of common stock with a par value of $0.125. Outstanding common stock activity is presented below:

(In thousands)	2023	2022	2021
Balance at beginning of year	206,161	216,935	226,444
Share repurchases	(16,169)	(13,075)	(13,533)
Share-based compensation activity	2,906	2,301	4,024
Balance at end of year	192,898	206,161	216,935

Earnings Per Share
We calculate basic and diluted earnings per share (EPS) based on net income, which approximates income available to common shareholders for each period. Basic EPS is calculated using the two-class method, which includes the weighted-average number of common shares outstanding during the period and restricted stock units to be paid in stock that are deemed participating securities as they provide nonforfeitable rights to dividends. Diluted EPS considers the dilutive effect of all potential future common stock, including stock options.

The weighted-average shares outstanding for basic and diluted EPS are as follows:

(In thousands)	2023	2022	2021
Basic weighted-average shares outstanding	199,719	212,809	224,106
Dilutive effect of stock options	2,055	2,164	2,414
Diluted weighted-average shares outstanding	201,774	214,973	226,520

In 2023, 2022 and 2021, stock options to purchase 1.5 million, 1.0 million and 1.1 million shares, respectively, of common stock were excluded from the calculation of diluted weighted-average shares outstanding as their effect would have been anti-dilutive.

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss are presented below:

(In millions)	Pension and Postretirement Benefits Adjustments	Foreign Currency Translation Adjustments	Deferred Gains (Losses) on Hedge Contracts	Accumulated Other Comprehensive Loss
Balance at January 1, 2022	$ (799)	$ 9	$ 1	$ (789)
Other comprehensive income before reclassifications	214	(103)	(3)	108
Reclassified from Accumulated other comprehensive loss	69	—	—	69
Balance at December 31, 2022	$ (516)	$ (94)	$ (2)	$ (612)
Other comprehensive loss before reclassifications	(82)	45	(1)	(38)
Reclassified from Accumulated other comprehensive loss	—	—	6	6
Balance at December 30, 2023	$ (598)	$ (49)	$ 3	$ (644)

Other Comprehensive Income (Loss)

The before and after-tax components of other comprehensive income (loss) are presented below:

(In millions)	2023 Pre-Tax Amount	2023 Tax (Expense) Benefit	2023 After-Tax Amount	2022 Pre-Tax Amount	2022 Tax (Expense) Benefit	2022 After-Tax Amount	2021 Pre-Tax Amount	2021 Tax (Expense) Benefit	2021 After-Tax Amount
Pension and postretirement benefits adjustments:									
Unrealized gains (losses)	$ (102)	$ 25	$ (77)	$ 285	$ (67)	$ 218	$ 1,148	$ (271)	$ 877
Amortization of net actuarial (gain) loss*	(7)	2	(5)	83	(20)	63	150	(34)	116
Amortization of prior service cost*	8	(3)	5	8	(2)	6	7	(3)	4
Recognition of prior service cost	(7)	2	(5)	(4)	—	(4)	(20)	4	(16)
Pension and postretirement benefits adjustments, net	(108)	26	(82)	372	(89)	283	1,285	(304)	981
Foreign currency translation adjustments:									
Foreign currency translation adjustments	45	—	45	(103)	—	(103)	(51)	—	(51)
Business disposition	—	—	—	—	—	—	14	—	14
Foreign currency translation adjustments, net	45	—	45	(103)	—	(103)	(37)	—	(37)
Deferred gains (losses) on hedge contracts:									
Current deferrals	(2)	1	(1)	(7)	4	(3)	3	—	3
Reclassification adjustments	8	(2)	6	—	—	—	(1)	—	(1)
Deferred gains (losses) on hedge contracts, net	6	(1)	5	(7)	4	(3)	2	—	2
Total	$ (57)	$ 25	$ (32)	$ 262	$ (85)	$ 177	$ 1,250	$ (304)	$ 946

* These components of other comprehensive income (loss) are included in the computation of net periodic pension cost. See Note 15 for additional information.

Note 12. Segment and Geographic Data

We operate in, and report financial information for, the following six operating segments: Textron Aviation, Bell, Textron Systems, Industrial, Textron eAviation and Finance. The accounting policies of the segments are the same as those described in Note 1.

Textron Aviation products include Cessna Citation jets, Beechcraft King Air and Cessna Caravan turboprop aircraft, military trainer and defense aircraft, piston engine aircraft, and aftermarket part sales and services sold to a diverse customer base including fractional aircraft businesses, charter and fleet operators, corporate aviation, individual buyers, training schools, airlines, and special mission, military and government operators.

Bell products include military and commercial helicopters, tiltrotor aircraft and related spare parts and services. Bell supplies advanced military helicopters, tiltrotor aircraft, and aftermarket services to the U.S. and non-U.S. governments. Bell also supplies commercial helicopters and aftermarket services to corporate, private, law enforcement, utility, public safety and emergency medical helicopter operators, and U.S. and foreign governments.

Textron Systems products and services include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems, and both manned and unmanned armored and specialty vehicles for U.S. and international military, government and commercial customers.

Industrial products and markets include the following:

- Kautex products include blow-molded plastic fuel systems, including conventional plastic fuel tanks and pressurized fuel tanks for hybrid vehicle applications, clear-vision systems, plastic tanks for selective catalytic reduction systems and battery systems for use in electric vehicles, from hybrid to full battery-powered, that are sold to automobile OEMs; and
- Specialized Vehicles products include golf cars, off-road utility vehicles, powersports products, light transportation vehicles, aviation ground support equipment, professional turf-maintenance equipment and specialized turf-care vehicles that are marketed primarily to golf courses and resorts, government agencies and municipalities, consumers, outdoor enthusiasts, and commercial and industrial users.

The Textron eAviation segment manufactures a family of light aircraft and gliders with both electric and combustion engines, and also performs other research and development initiatives related to sustainable aviation solutions.

The Finance segment provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters.

Segment profit is an important measure used for evaluating performance and for decision-making purposes. Beginning in 2023, we changed how we measure our segment profit for the manufacturing segments to exclude the non-service components of pension and postretirement income, net; LIFO inventory provision; and intangible asset amortization. This measure also continues to exclude interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; and special charges. The prior periods have been recast to conform to this presentation. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

Our revenues by segment, along with a reconciliation of segment profit to income from continuing operations before income taxes, are as follows:

(In millions)	Revenues			Segment Profit (Loss)		
	2023	2022	2021	2023	2022	2021
Textron Aviation	$ 5,373	$ 5,073	$ 4,566	$ 649	$ 560	$ 349
Bell	3,147	3,091	3,364	320	282	399
Textron Systems	1,235	1,172	1,273	147	132	178
Industrial	3,841	3,465	3,130	228	155	120
Textron eAviation	32	16	—	(63)	(24)	—
Finance	55	52	49	46	31	18
Total	$ 13,683	$ 12,869	$ 12,382	$ 1,327	$ 1,136	$ 1,064
Corporate expenses and other, net				(143)	(143)	(150)
Interest expense, net for Manufacturing group				(62)	(94)	(124)
LIFO inventory provision				(107)	(71)	(17)
Intangible asset amortization				(39)	(52)	(51)
Special charges*				(126)	—	(25)
Non-service components of pension and postretirement income, net				237	240	159
Gain on business disposition				—	—	17
Income from continuing operations before income taxes				$ 1,087	$ 1,016	$ 873

See Note 16 for additional information.

Other information by segment is provided below:

(In millions)	Assets		Capital Expenditures			Depreciation and Amortization		
	December 30, 2023	December 31, 2022	2023	2022	2021	2023	2022	2021
Textron Aviation	$ 4,542	$ 4,496	$ 138	$ 138	$ 115	$ 160	$ 152	$ 139
Bell	2,869	2,857	119	80	92	89	90	87
Textron Systems	2,008	1,989	48	57	80	41	49	45
Industrial	2,520	2,555	91	78	82	89	93	99
Textron eAviation	287	278	4	1	—	7	2	—
Finance	661	664	—	—	—	—	1	10
Corporate	3,969	3,454	2	—	6	9	10	10
Total	$ 16,856	$ 16,293	$ 402	$ 354	$ 375	$ 395	$ 397	$ 390

Geographic Data

Presented below is selected financial information by geographic area:

(In millions)	Revenues*			Property, Plant and Equipment, net**	
	2023	2022	2021	December 30, 2023	December 31, 2022
United States	$ 9,305	$ 8,702	$ 8,572	$ 2,104	$ 2,137
Europe	1,414	1,468	1,369	182	188
Other international	2,964	2,699	2,441	191	198
Total	$ 13,683	$ 12,869	$ 12,382	$ 2,477	$ 2,523

*   *Revenues are attributed to countries based on the location of the customer.*
** *Property, plant and equipment, net is based on the location of the asset.*

Note 13. Revenues

Disaggregation of Revenues
Our revenues disaggregated by major product type are presented below:

(In millions)		2023		2022		2021
Aircraft	$	3,577	$	3,387	$	3,116
Aftermarket parts and services		1,796		1,686		1,450
Textron Aviation	$	5,373	$	5,073	$	4,566
Military aircraft and support programs		1,701		1,740		2,073
Commercial helicopters, parts and services		1,446		1,351		1,291
Bell	$	3,147	$	3,091	$	3,364
Textron Systems	$	1,235	$	1,172	$	1,273
Fuel systems and functional components		1,954		1,771		1,735
Specialized vehicles		1,887		1,694		1,395
Industrial	$	3,841	$	3,465	$	3,130
Textron eAviation	$	32	$	16	$	—
Finance	$	55	$	52	$	49
Total revenues	$	13,683	$	12,869	$	12,382

Our revenues for our segments by customer type and geographic location are presented below:

(In millions)		Textron Aviation		Bell		Textron Systems		Industrial		Textron eAviation		Finance		Total
2023														
Customer type:														
Commercial	$	5,155	$	1,407	$	282	$	3,819	$	32	$	55	$	10,750
U.S. Government		218		1,740		953		22		—		—		2,933
Total revenues	$	5,373	$	3,147	$	1,235	$	3,841	$	32	$	55	$	13,683
Geographic location:														
United States	$	3,873	$	2,228	$	1,103	$	2,067	$	17	$	17	$	9,305
Europe		432		149		54		766		11		2		1,414
Other international		1,068		770		78		1,008		4		36		2,964
Total revenues	$	5,373	$	3,147	$	1,235	$	3,841	$	32	$	55	$	13,683
2022														
Customer type:														
Commercial	$	4,959	$	1,284	$	274	$	3,450	$	16	$	52	$	10,035
U.S. Government		114		1,807		898		15		—		—		2,834
Total revenues	$	5,073	$	3,091	$	1,172	$	3,465	$	16	$	52	$	12,869
Geographic location:														
United States	$	3,520	$	2,242	$	1,054	$	1,862	$	7	$	17	$	8,702
Europe		579		139		42		699		6		3		1,468
Other international		974		710		76		904		3		32		2,699
Total revenues	$	5,073	$	3,091	$	1,172	$	3,465	$	16	$	52	$	12,869
2021														
Customer type:														
Commercial	$	4,435	$	1,328	$	257	$	3,113		—	$	49	$	9,182
U.S. Government		131		2,036		1,016		17		—		—		3,200
Total revenues	$	4,566	$	3,364	$	1,273	$	3,130	$	—	$	49	$	12,382
Geographic location:														
United States	$	3,424	$	2,425	$	1,126	$	1,570		—	$	27	$	8,572
Europe		396		171		44		757		—		1		1,369
Other international		746		768		103		803		—		21		2,441
Total revenues	$	4,566	$	3,364	$	1,273	$	3,130	$	—	$	49	$	12,382

Remaining Performance Obligations

Our remaining performance obligations, which is the equivalent of our backlog, represent the expected transaction price allocated to our contracts that we expect to recognize as revenue in future periods when we perform under the contracts. These remaining obligations exclude unexercised contract options and potential orders under ordering-type contracts such as Indefinite Delivery, Indefinite Quantity contracts. At December 30, 2023, we had $13.9 billion in remaining performance obligations of which we expect to recognize revenues of approximately 86% through 2025, an additional 12% through 2027, and the balance thereafter.

Contract Assets and Liabilities

Assets and liabilities related to our contracts with customers are reported on a contract-by-contract basis at the end of each reporting period. At December 30, 2023 and December 31, 2022, contract assets totaled $513 million and $680 million, respectively, and contract liabilities totaled $1.8 billion and $1.5 billion, respectively, reflecting timing differences between revenues recognized, billings and payments from customers. During 2023, 2022 and 2021, we recognized revenues of $953 million, $873 million and $600 million, respectively, that were included in the contract liability balance at the beginning of each year.

Note 14. Share-Based Compensation

Under our 2015 Long-Term Incentive Plan (Plan), which replaced our 2007 Long-Term Incentive Plan in April 2015, we have authorization to provide awards to selected employees and non-employee directors in the form of stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock, performance share units and other awards. A maximum of 17 million shares is authorized for issuance for all purposes under the Plan plus any shares that become available upon cancellation, forfeiture or expiration of awards granted under the 2007 Long-Term Incentive Plan. No more than 17 million shares may be awarded pursuant to incentive stock options, and no more than 4.25 million shares may be issued pursuant to awards of restricted stock, restricted stock units, performance stock, performance share units or other awards that are payable in shares. For 2023, 2022 and 2021, the awards granted under this Plan primarily included stock options, restricted stock units and performance share units.

Share-based compensation costs are reflected primarily in selling and administrative expense. Compensation expense included in net income for our share-based compensation plans is as follows:

(In millions)	2023	2022	2021
Compensation expense	$ 94	$ 66	$ 138
Income tax benefit	(23)	(16)	(33)
Total compensation expense included in net income	$ 71	$ 50	$ 105

Compensation cost for awards subject only to service conditions that vest ratably is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award utilizing an estimated forfeiture rate. Our awards include continued vesting provisions for retirement eligible employees. Upon reaching retirement eligibility, the service requirement for these individuals is considered to have been satisfied and compensation expense for future awards is recognized on the date of the grant.

As of December 30, 2023, we had not recognized $25 million of total compensation costs associated with unvested awards subject only to service conditions. We expect to recognize compensation expense for these awards over a weighted-average period of approximately two years. We typically grant stock appreciation rights to selected non-U.S. employees. At December 30, 2023, outstanding stock appreciation rights totaled 491,331 with a weighted-average exercise price of $56.09 and a weighted-average remaining contractual life of 5.9 years; these units had an intrinsic value of $12 million, compared to $11 million at December 31, 2022.

Stock Options

Stock option compensation expense was $23 million, $22 million and $21 million in 2023, 2022 and 2021, respectively. Options to purchase our shares have a maximum term of ten years and generally vest ratably over a three-year period. Stock option compensation cost is calculated under the fair value approach using the Black-Scholes option-pricing model to determine the fair value of options granted on the date of grant. The expected volatility used in this model is based on historical volatilities and implied volatilities from traded options on our common stock. The expected term is based on historical option exercise data, which is adjusted to reflect any anticipated changes in expected behavior.

We grant options annually on the first day of March. The assumptions used in our option-pricing model for these grants and the weighted-average fair value for these options are as follows:

	2023	2022	2021
Fair value of options at grant date	$ 23.83	$ 19.95	$ 15.05
Dividend yield	0.1%	0.1%	0.2%
Expected volatility	29.4%	29.2%	33.6%
Risk-free interest rate	4.2%	1.9%	0.7%
Expected term (in years)	4.8	4.8	4.7

The stock option activity during 2023 is provided below:

(Options in thousands)	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	8,310 $	50.25
Granted	1,026	73.19
Exercised	(1,659)	(45.14)
Forfeited or expired	(162)	(62.11)
Outstanding at end of year	7,515 $	54.25
Exercisable at end of year	5,347 $	48.85

At December 30, 2023, our outstanding options had an aggregate intrinsic value of $197 million and a weighted-average remaining contractual life of 5.5 years. Our exercisable options had an aggregate intrinsic value of $169 million and a weighted-average remaining contractual life of 4.5 years at December 30, 2023. The total intrinsic value of options exercised during 2023, 2022 and 2021 was $50 million, $32 million and $63 million, respectively.

Restricted Stock Units
We issue restricted stock units that include the right to receive dividend equivalents and are settled in either cash or stock. Beginning in 2020, new grants of restricted stock units vest in full on the third anniversary of the grant date. Restricted stock units granted prior to 2020 vest one-third each in the third, fourth and fifth year following the year of the grant. Compensation cost is determined using the fair value of these units based on the trading price of our common stock. For units payable in stock, we use the trading price on the grant date, while units payable in cash are remeasured using the price at each reporting period date.

The 2023 activity for restricted stock units is provided below:

	Units Payable in Stock		Units Payable in Cash	
(Shares/Units in thousands)	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year, nonvested	525 $	52.99	1,086 $	53.26
Granted	125	71.86	247	73.21
Vested	(235)	(47.73)	(467)	(45.95)
Forfeited	(19)	(60.09)	(56)	(60.24)
Outstanding at end of year, nonvested	396 $	61.73	810 $	63.06

The fair value of the restricted stock unit awards that vested and/or amounts paid under these awards is as follows:

(In millions)	2023	2022	2021
Fair value of awards vested	$ 45	$ 25	$ 20
Cash paid	34	17	13

Performance Share Units
The fair value of share-based compensation awards accounted for as liabilities includes performance share units, which are generally paid in cash in the first quarter of the year following vesting. Performance share units are subject to performance goals set at the beginning of the three-year performance period and vest at the end of the performance period. These units are remeasured to fair value at the end of each reporting period based on the trading price of our common stock and the number of units, as adjusted based on assumptions with respect to performance on the relevant metrics.

The 2023 activity for our performance share units is as follows:

(Units in thousands)	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year, nonvested	427	$ 59.51
Granted	209	73.19
Vested	(242)	(51.56)
Forfeited	(28)	(63.72)
Outstanding at end of year, nonvested	366	$ 72.23

The fair value of the performance share units that vested and/or amounts paid under these awards is as follows:

(In millions)	2023	2022	2021
Fair value of awards vested	$ 19	$ 19	$ 18
Cash paid	27	15	6

Note 15. Retirement Plans

We provide defined-contribution benefits to eligible employees, as well as some remaining defined-benefit pension and other post-retirement benefits covering certain of our U.S. and Non-U.S. employees. Substantially all of our employees are covered by defined contribution plans. The largest of these plans, the Textron Savings Plan, is a qualified 401(k) plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). Our defined contribution plans cost $154 million, $140 million and $131 million in 2023, 2022 and 2021, respectively. We also provide postretirement benefits other than pensions for certain retired employees in the U.S. that include healthcare, dental care, Medicare Part B reimbursement and life insurance.

A portion of our U.S. employees participate in the legacy defined benefit pension plans which were closed to new participants beginning on January 1, 2010. These legacy plans include the Textron Master Retirement Plan (TMRP), the Bell Helicopter Textron Master Retirement Plan, and the CWC Castings Division of Textron Inc. Hourly-Rated Employees' Pension Plan, which are each subject to the provisions of ERISA and provide a minimum guaranteed benefit to participants. The primary factors affecting the benefits earned by participants in our pension plans are employees' years of service and compensation levels. Employees hired subsequent to the closure of these plans receive an additional annual cash contribution to their Textron Savings Plan account based on their eligible compensation of up to 4%.

Periodic Benefit Cost (Income)
The components of net periodic benefit cost (income) and other amounts recognized in other comprehensive income (loss) (OCI) are as follows:

(In millions)	Pension Benefits			Postretirement Benefits Other than Pensions		
	2023	2022	2021	2023	2022	2021
Net periodic benefit cost (income)						
Service cost	$ 67	$ 108	$ 116	$ 2	$ 2	$ 3
Interest cost	364	272	252	8	6	5
Expected return on plan assets	(610)	(609)	(573)	—	—	—
Amortization of prior service cost (credit)	11	13	12	(3)	(5)	(5)
Amortization of net actuarial loss (gain)	1	87	152	(8)	(4)	(2)
Net periodic benefit cost (income)*	$ (167)	$ (129)	$ (41)	$ (1)	$ (1)	$ 1
Other changes in plan assets and benefit obligations recognized in OCI						
Current year actuarial loss (gain)	$ 109	$ (246)	$ (1,135)	$ (7)	$ (39)	$ (13)
Current year prior service cost	7	4	20	—	—	—
Amortization of net actuarial gain (loss)	(1)	(87)	(152)	8	4	2
Amortization of prior service credit (cost)	(11)	(13)	(12)	3	5	5
Total recognized in OCI, before taxes	$ 104	$ (342)	$ (1,279)	$ 4	$ (30)	$ (6)
Total recognized in net periodic benefit cost (income) and OCI	$ (63)	$ (471)	$ (1,320)	$ 3	$ (31)	$ (5)

* Excludes the cost associated with the defined contribution component that is included in certain of our U.S.-based defined benefit pension plans, of $11 million in 2023, 2022, and 2021.

Obligations and Funded Status

All of our plans are measured as of our fiscal year-end. The changes in the projected benefit obligation and in the fair value of plan assets, along with our funded status, are as follows:

(In millions)	Pension Benefits December 30, 2023	Pension Benefits December 31, 2022	Postretirement Benefits Other than Pensions December 30, 2023	Postretirement Benefits Other than Pensions December 31, 2022
Change in projected benefit obligation				
Projected benefit obligation at beginning of year	$ 6,848	$ 9,339	$ 150	$ 202
Service cost	67	108	2	2
Interest cost	364	272	8	6
Plan participants' contributions	—	—	3	4
Actuarial losses (gains)	330	(2,373)	(7)	(40)
Benefits paid	(444)	(448)	(20)	(24)
Plan amendment	7	1	—	—
Foreign exchange rate changes and other	33	(51)	—	—
Projected benefit obligation at end of year	$ 7,205	$ 6,848	$ 136	$ 150
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 7,943	$ 9,947		
Actual return on plan assets	832	(1,520)		
Employer contributions	36	37		
Benefits paid	(444)	(448)		
Foreign exchange rate changes and other	46	(73)		
Fair value of plan assets at end of year	$ 8,413	$ 7,943		
Funded status at end of year	$ 1,208	$ 1,095	$ (136)	$ (150)

Actuarial losses (gains) for 2023 and 2022 were largely the result of changes in the discount rate utilized.

Amounts recognized in our balance sheets are as follows:

(In millions)	Pension Benefits December 30, 2023	Pension Benefits December 31, 2022	Postretirement Benefits Other than Pensions December 30, 2023	Postretirement Benefits Other than Pensions December 31, 2022
Non-current assets	$ 1,569	$ 1,440	$ —	$ —
Current liabilities	(28)	(28)	(17)	(19)
Non-current liabilities	(333)	(317)	(119)	(131)
Recognized in Accumulated other comprehensive loss, pre-tax:				
Net loss (gain)	730	623	(69)	(70)
Prior service cost (credit)	42	46	(3)	(6)

The accumulated benefit obligation for all defined benefit pension plans was $6.9 billion and $6.6 billion at December 30, 2023 and December 31, 2022, respectively, which included $336 million and $326 million, respectively, in accumulated benefit obligations for unfunded plans where funding is not permitted or in foreign environments where funding is not feasible.

Pension plans with accumulated benefit obligation exceeding the fair value of plan assets are as follows:

(In millions)	December 30, 2023	December 31, 2022
Accumulated benefit obligation	$ 336	$ 326
Fair value of plan assets	—	—

Pension plans with projected benefit obligation exceeding the fair value of plan assets are as follows:

(In millions)	December 30, 2023	December 31, 2022
Projected benefit obligation	$ 652	$ 597
Fair value of plan assets	292	252

Assumptions

The weighted-average assumptions we use for our pension and postretirement plans are as follows:

	Pension Benefits			Postretirement Benefits Other than Pensions		
	2023	2022	2021	2023	2022	2021
Net periodic benefit cost						
Discount rate	5.51%	2.99%	2.62%	5.70%	2.80%	2.35%
Expected long-term rate of return on assets	7.14%	7.10%	7.10%			
Rate of compensation increase	3.97%	3.95%	3.49%			
Benefit obligations at year-end						
Discount rate	5.19%	5.51%	2.99%	5.40%	5.70%	2.80%
Rate of compensation increase	3.97%	3.97%	3.95%			
Interest crediting rate for cash balance plans	5.25%	5.25%	5.25%			

Our assumed healthcare cost trend rate for both the medical and prescription drug cost was 6.5% in both 2023 and 2022. We expect this rate to gradually decline to 4.75% by 2030 where we assume it will remain.

Pension Assets

The expected long-term rate of return on plan assets is determined based on a variety of considerations, including the established asset allocation targets and expectations for those asset classes, historical returns of the plans' assets and other market considerations. We invest our pension assets with the objective of achieving a total rate of return over the long term that will be sufficient to fund future pension obligations and to minimize future pension contributions. We are willing to tolerate a commensurate level of risk to achieve this objective based on the funded status of the plans and the long-term nature of our pension liability. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. Where possible, investment managers are prohibited from owning our securities in the portfolios that they manage on our behalf.

For U.S. plan assets, which represent the majority of our plan assets, asset allocation target ranges are established consistent with our investment objectives, and the assets are rebalanced periodically. For Non-U.S. plan assets, allocations are based on expected cash flow needs and assessments of the local practices and markets. Our target allocation ranges are as follows:

U.S. Plan Assets			
Domestic equity securities	17%	to	33%
International equity securities	6%	to	17%
Global equities	5%	to	17%
Debt securities	27%	to	38%
Real estate	7%	to	13%
Private investment partnerships	7%	to	13%
Non-U.S. Plan Assets			
Equity securities	55%	to	75%
Debt securities	25%	to	45%
Real estate	0%	to	13%

The fair value of our pension plan assets by major category and valuation method is as follows:

(In millions)	December 30, 2023				December 31, 2022			
	Level 1	Level 2	Level 3	Not Subject to Leveling	Level 1	Level 2	Level 3	Not Subject to Leveling
Cash and equivalents	$ 231	$ 1	$ —	$ —	$ 378	$ 3	$ —	$ —
Equity securities:								
Domestic	2,754	—	—	299	2,304	—	—	225
International	1,061	—	—	281	1,171	—	—	230
Mutual funds	117	—	—	—	150	—	—	—
Debt securities:								
National, state and local governments	679	142	—	88	332	239	—	27
Corporate debt	164	610	—	90	58	663	—	129
Private investment partnerships	—	—	—	1,000	—	—	—	1,070
Real estate	—	—	508	388	—	—	569	395
Total	$ 5,006	$ 753	$ 508	$ 2,146	$ 4,393	$ 905	$ 569	$ 2,076

Cash and equivalents, equity securities and debt securities include commingled funds, which represent investments in funds offered to institutional investors that are similar to mutual funds in that they provide diversification by holding various equity and debt securities. The fair value of the commingled funds is determined and published by the fund's investment managers and is the basis for current transactions, therefore, they are categorized as Level 1 in the table above. Debt securities are valued based on same day actual trading prices, if available. If such prices are not available, we use a matrix pricing model with historical prices, trends and other factors.

Private investment partnerships represents interests in funds which invest in equity, debt and other financial assets. These funds are generally not publicly traded so the interests therein are valued using income and market methods that include cash flow projections and market multiples for various comparable investments. Real estate includes owned properties and limited partnership interests in real estate partnerships. Owned properties are valued using certified appraisals at least every three years that are updated at least annually by the real estate investment manager based on current market trends and other available information. These appraisals generally use the standard methods for valuing real estate, including forecasting income and identifying current transactions for comparable real estate to arrive at a fair value. Limited partnership interests in real estate partnerships are valued similarly to private investment partnerships, with the general partner using standard real estate valuation methods to value the real estate properties and securities held within their portfolios. Neither private investment nor real estate partnerships are subject to leveling within the fair value hierarchy.

The table below presents a reconciliation of the fair value measurements for owned real estate properties, which use significant unobservable inputs (Level 3):

(In millions)	2023	2022
Balance at beginning of year	$ 569	$ 599
Unrealized losses, net	(60)	(10)
Realized gains, net	10	11
Purchases, sales and settlements, net	(11)	(31)
Balance at end of year	$ 508	$ 569

Estimated Future Cash Flow Impact
Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Our funding policy is consistent with applicable laws and regulations. In 2024, we expect to contribute approximately $50 million to our pension plans. Benefit payments provided below reflect expected future employee service, as appropriate, and are expected to be paid, net of estimated participant contributions. These payments are based on the same assumptions used to measure our benefit obligation at the end of 2023. While pension benefit payments primarily will be paid out of qualified pension trusts, we will pay postretirement benefits other than pensions out of our general corporate assets. Benefit payments that we expect to pay on an undiscounted basis are as follows:

(In millions)	2024	2025	2026	2027	2028	2029-2033
Pension benefits	$ 455	$ 463	$ 471	$ 480	$ 487	$ 2,501
Postretirement benefits other than pensions	17	17	16	15	14	56

Note 16. Special Charges

Special charges recorded in 2023 and 2021 by segment and type of cost are as follows:

(In millions)	Severance Costs		Contract Terminations and Other		Asset Impairments		Total Restructuring Charges
2023							
Industrial	$	21	$	—	$	87	$	108
Bell		13		—		—		13
Textron Systems		5		—		—		5
Total special charges	$	39	$	—	$	87	$	126
2021							
Industrial	$	4	$	9	$	12	$	25
Total special charges	$	4	$	9	$	12	$	25

2023 Special Charges
In the fourth quarter of 2023, our Board of Directors approved a restructuring plan developed by management in connection with the Company's annual operating plan process. The plan will reduce operating expenses through headcount reductions at the Industrial, Bell and Textron Systems segments. In the Industrial segment, the plan included headcount reductions at Textron Specialized Vehicles, resulting from lower demand for certain of our powersports products which we anticipate will continue, and at Kautex, due to reduced demand for fuel systems from European automotive manufacturers. In both the Bell and Textron Systems segments, the plan included targeted headcount reductions to improve the segments' cost structures and realign their workforces as these segments transition from legacy production contracts to more development, engineering focused contracts. We recorded severance cost of $39 million related to this plan and expect a reduction of approximately 725 positions, representing 2% of our global workforce. We anticipate that this plan will be substantially completed in the first half of 2024.

As a result of lower demand described above, we recognized asset impairment charges of $75 million at Textron Specialized Vehicles related to both fixed and intangible assets and $12 million of fixed asset impairment charges at Kautex. The fair value of these assets was determined utilizing a discounted cash flow methodology that reflected the impact of lower anticipated demand for the powersports and fuel systems products on future revenues and profit.

2021 Special Charges
In 2020, we initiated a restructuring plan to reduce operating expenses through headcount reductions, facility consolidations and other actions in response to the economic challenges and uncertainty resulting from the COVID-19 pandemic. Upon completion of this plan, we recorded total charges of $133 million, of which $25 million was incurred in 2021 at the Industrial segment.

Restructuring Reserve
Our restructuring reserve activity is summarized below:

(In millions)	Severance Costs		Contract Terminations and Other		Total
Balance at January 1, 2022	$	19	$	9	$	28
Cash paid		(13)		(2)		(15)
Foreign currency translation		(1)		—		(1)
Balance at December 31, 2022	$	5	$	7	$	12
Provision for 2023 restructuring plan		39		—		39
Cash paid		(3)		(2)		(5)
Foreign currency translation		1		—		1
Balance at December 30, 2023	$	42	$	5	$	47

The majority of the remaining cash outlays is expected to be paid in 2024.

Note 17. Income Taxes

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns within and outside the U.S. For all of our U.S. subsidiaries, we file a consolidated federal income tax return. Income from continuing operations before income taxes is as follows:

(In millions)	2023	2022	2021
U.S.	$ 905	$ 810	$ 699
Non-U.S.	182	206	174
Income from continuing operations before income taxes	$ 1,087	$ 1,016	$ 873

Income tax expense is summarized as follows:

(In millions)	2023	2022	2021
Current expense:			
Federal	$ 267	$ 272	$ 41
State	18	33	15
Non-U.S.	72	69	47
	357	374	103
Deferred expense (benefit):			
Federal	(181)	(182)	35
State	1	(29)	(10)
Non-U.S.	(12)	(9)	(2)
	(192)	(220)	23
Income tax expense	$ 165	$ 154	$ 126

The following table reconciles the federal statutory income tax rate to our effective income tax rate:

	2023	2022	2021
U.S. Federal statutory income tax rate	21.0%	21.0%	21.0%
Increase (decrease) resulting from:			
Research and development tax credits	(4.7)	(5.0)	(7.0)
Foreign-derived intangible income deduction (a)	(3.2)	(2.5)	—
Non-U.S. tax rate differential and foreign tax credits	1.5	1.8	1.3
State income taxes (net of federal impact)	1.4	0.3	0.5
Other, net	(0.8)	(0.4)	(1.4)
Effective income tax rate	15.2%	15.2%	14.4%

(a)   In 2023 and 2022, the foreign-derived intangible income deduction is primarily due to the impact of capitalizing research and development expenditures for tax-purposes effective on January 1, 2022 as part of the Tax Cuts and Jobs Act of 2017.

Unrecognized Tax Benefits
Our unrecognized tax benefits represent tax positions for which reserves have been established, with unrecognized state tax benefits reflected net of applicable federal tax benefits. At the end of 2023, 2022 and 2021, if our unrecognized tax benefits were recognized in future periods, they would favorably impact our effective tax rate. A reconciliation of these unrecognized tax benefits is as follows:

(In millions)	2023	2022	2021
Balance at beginning of year	$ 231	$ 207	$ 183
Additions for tax positions related to current year	16	24	21
Additions for tax positions of prior years	3	—	10
Reductions for tax positions of prior years	(28)	—	(4)
Reductions for settlements and expiration of statute of limitations	—	—	(3)
Balance at end of year	$ 222	$ 231	$ 207

In the normal course of business, we are subject to examination by tax authorities throughout the world. We are generally no longer subject to U.S. federal tax examinations for years before 2014, except for additional 2012 and 2013 research and development tax credits generated through amended returns filed in 2019. We are generally no longer subject to state and local income tax examinations for years before 2018 and non-U.S. income tax examinations for years before 2011.

Deferred Taxes

The significant components of our net deferred tax assets/(liabilities) are provided below:

(In millions)	December 30, 2023	December 31, 2022
Capitalized research and development expenditures	$ 520	$ 319
Accrued liabilities (a)	228	209
U.S. operating loss and tax credit carryforwards (b)	216	257
Obligation for pension and postretirement benefits	123	117
Deferred compensation	103	108
Operating lease liabilities	102	102
Non-U.S. operating loss and tax credit carryforwards (c)	73	53
Prepaid pension benefits	(387)	(348)
Property, plant and equipment, principally depreciation	(211)	(222)
Amortization of goodwill and other intangibles	(185)	(194)
Operating lease right-of-use assets	(99)	(99)
Valuation allowance on deferred tax assets	(82)	(99)
Other leasing transactions, principally leveraged leases	(47)	(53)
Other, net	(5)	(22)
Deferred taxes, net	$ 349	$ 128

(a) Accrued liabilities include warranty reserves, self-insured liabilities and interest.
(b) At December 30, 2023, U.S. operating loss and tax credit carryforward benefits of $179 million expire through 2043 if not utilized and $37 million may be carried forward indefinitely.
(c) At December 30, 2023, non-U.S. operating loss and tax credit carryforward benefits of $68 million may be carried forward indefinitely.

We believe earnings during the period when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not more than likely, a valuation allowance is provided.

The following table presents the breakdown of our deferred taxes:

(In millions)	December 30, 2023	December 31, 2022
Manufacturing group:		
Deferred tax assets, net of valuation allowance	$ 443	$ 223
Deferred tax liabilities	(56)	(52)
Finance group – Deferred tax liabilities	(38)	(43)
Net deferred tax asset	$ 349	$ 128

Non-U.S. and U.S. state income taxes have not been provided for on basis differences in certain investments, primarily as a result of unremitted earnings in foreign subsidiaries that are indefinitely reinvested, totaling $1.6 billion at both December 30, 2023 and December 31, 2022. Should these earnings be distributed in the future in the form of dividends or otherwise, we would be subject to withholding and local taxes to various non-U.S. jurisdictions and U.S. states. Determination of the deferred tax liability associated with indefinitely reinvested earnings is not practicable due to multiple factors, including the complexity of non-U.S. tax laws and tax treaty interpretations, exchange rate fluctuations, and the uncertainty of available credits or exemptions.

Note 18. Commitments and Contingencies

We are subject to actual and threatened legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, health and safety matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. As a government contractor, we are subject to audits, reviews and investigations to determine whether our operations are being conducted in accordance with applicable regulatory requirements. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

In the ordinary course of business, we enter into standby letter of credit agreements and surety bonds with financial institutions to meet various performance and other obligations. These outstanding letter of credit arrangements and surety bonds aggregated to approximately $338 million and $285 million at December 30, 2023 and December 31, 2022, respectively.

Environmental Remediation

As with other industrial enterprises engaged in similar businesses, we are involved in a number of remedial actions under various federal and state laws and regulations relating to the environment that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which hazardous wastes or materials were disposed or released. Our accrued environmental liabilities relate to installation of remediation systems, disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees, and operating and maintenance costs for both currently and formerly owned or operated facilities. Circumstances that can affect the reliability and precision of the accruals include the identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. We believe that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on our financial position or results of operations.

Based upon information currently available, we estimate that our potential environmental liabilities are within the range of $40 million to $145 million. At December 30, 2023, environmental reserves of $74 million have been established to address these specific estimated liabilities. We estimate that we will likely pay our accrued environmental remediation liabilities over the next ten years and have classified $16 million as current liabilities. In 2023, 2022 and 2021, to evaluate and remediate contaminated sites, we incurred expense, net of recoveries received, of $8 million, $9 million and $6 million, respectively.

Note 19. Supplemental Cash Flow Information

Our cash payments and receipts are as follows:

(In millions)	2023	2022	2021
Interest paid:			
Manufacturing group	$ 110	$ 110	$ 128
Finance group	12	13	17
Net income taxes paid:			
Manufacturing group	338	332	72
Finance group	14	24	21

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Textron Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Textron Inc. (the Company) as of December 30, 2023 and December 31, 2022, the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 30, 2023, and the related notes and the financial statement schedule listed in the Index at Item 8 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 12, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Estimates at Completion for Select Long Term Contracts

Description of the Matter	As described in Note 1 to the consolidated financial statements, revenues under long-term contracts with the U.S. Government are generally recognized over time using the cost-to-cost method of accounting. Under this method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion, and revenue is recorded proportionally as costs are incurred. Contract costs, which are estimated utilizing current contract specifications and expected engineering requirements, typically are incurred over a period of several years, and the estimation of these costs at completion requires substantial judgment. The Company's cost estimation process is based on professional knowledge and experience of engineers and program managers along with finance professionals. The Company updates its projections of costs quarterly or more frequently when circumstances significantly change. When adjustments are required, any changes from prior estimates are recognized using the cumulative catch-up method with the impact of the change from inception-to-date of the contract recorded in the current period and required disclosure is provided in the consolidated financial statements. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Auditing the Company's estimated costs at completion for select long-term contracts was challenging and complex due to the judgment involved in evaluating management's assumptions and key estimates over the duration of these long-term contracts. The estimated costs at completion for the select long-term contracts consider risks surrounding the Company's ability to achieve the technical requirements and specifications of the contract, schedule, and other cost elements of the contract, and depend on whether the Company is able to successfully retire risks surrounding such aspects of the contract.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the Company's revenue recognition process, including controls over management's review of the estimated costs at completion for the select long-term contracts and related key assumptions and management's review that the data underlying the estimated costs at completion was complete and accurate.

To test the accuracy of the Company's estimated costs at completion for the select long-term contracts, our audit procedures included, among others, evaluating the key assumptions used by management to determine such estimate. This included evaluating the historical accuracy of management's estimates by comparing planned costs to actual costs incurred to date. We also tested the completeness and accuracy of the underlying data back to source documents and contracts.

Defined Benefit Pension Obligations

Description of the Matter	As described in Note 15 to the consolidated financial statements, at December 30, 2023, the aggregate qualified defined benefit pension obligation was $7.2 billion and the fair value of pension plan assets was $8.4 billion, resulting in a net pension asset of $1.2 billion. As explained in Note 1 to the consolidated financial statements, the Company updates the estimates used to measure the defined benefit pension obligation and plan assets annually in the fourth quarter or upon a remeasurement event to reflect the actual return on plan assets and updated actuarial assumptions.

Auditing the defined benefit pension obligations was complex due to the highly judgmental nature of the actuarial assumptions (e.g., discount rate, mortality rate, expected return on plan assets) used in the measurement process. These assumptions have a significant effect on the projected benefit obligation.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls that address the risks of material misstatement relating to the measurement and valuation of the defined benefit pension obligation. For example, we tested controls over management's review of the defined benefit pension obligation actuarial calculations, the significant actuarial assumptions, and the data inputs provided to the actuaries.

To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above, and the underlying data used by management and its actuaries. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension obligation from the prior year due to the change in service cost, interest cost, benefit payments, actuarial gains and losses, contributions, and plan amendments, as applicable. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments and is used to measure the defined benefit pension obligation. As part of this assessment, we compared the projected cash flows to prior year and compared the current year benefits paid to the prior year projected cash flows. To evaluate the mortality rate, we assessed whether the information is consistent with publicly available information and entity-specific data. We also tested the completeness and accuracy of the underlying data, including the participant data provided to the Company's actuaries. Lastly, to evaluate the expected return on plan assets, we assessed whether management's assumption is consistent with a range of returns for a portfolio of comparative investments.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1957.

Boston, Massachusetts
February 12, 2024

Schedule II — Valuation and Qualifying Accounts

(In millions)		2023		2022		2021
Allowance for credit losses on accounts receivable						
Balance at beginning of year	$	24	$	24	$	36
Provision (reversal) for credit losses		7		2		(1)
Deductions from reserves*		(5)		(2)		(11)
Balance at end of year	$	26	$	24	$	24
Allowance for credit losses on finance receivables						
Balance at beginning of year	$	24	$	25	$	35
Reversal for credit losses		(18)		(4)		(9)
Charge-offs		—		—		(3)
Recoveries		18		3		2
Balance at end of year	$	24	$	24	$	25
Inventory FIFO reserves						
Balance at beginning of year	$	350	$	370	$	357
Charged to costs and expenses		63		21		40
Deductions from reserves*		(23)		(41)		(27)
Balance at end of year	$	390	$	350	$	370

* Deductions primarily include amounts written off on uncollectible accounts (less recoveries), inventory disposals, changes to prior year estimates, business dispositions and currency translation adjustments.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures
We performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 30, 2023. The evaluation was performed with the participation of senior management of each business segment and key Corporate functions, under the supervision of our Chairman, President and Chief Executive Officer (CEO) and our Executive Vice President and Chief Financial Officer (CFO). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were operating and effective as of December 30, 2023.

Changes in Internal Controls Over Financial Reporting
There were no changes in our internal control over financial reporting during the fourth quarter of the fiscal year covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for Textron Inc. as such term is defined in Exchange Act Rules 13a-15(f). Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, the selection and training of qualified personnel as well as management oversight.

With the participation of our management, we performed an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the 2013 Framework, we have concluded that Textron Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023.

The independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), has audited the Consolidated Financial Statements of Textron Inc. and has issued an attestation report on Textron's internal controls over financial reporting as of December 30, 2023, as stated in its report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Textron Inc.

Opinion on Internal Control over Financial Reporting

We have audited Textron Inc.'s internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), (the COSO criteria). In our opinion, Textron, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of the Company as of December 30, 2023 and December 31, 2022, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 30, 2023, and the related notes and the financial statement schedule listed in the Index at Item 8 of the Company and our report dated February 12, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 12, 2024

Item 9B. Other Information

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the quarter ended December 30, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information appearing under "ELECTION OF DIRECTORS — Nominees for Director," "CORPORATE GOVERNANCE — Corporate Governance Guidelines and Policies," "— Code of Ethics," and "— Board Committees — *Audit Committee*," in the Proxy Statement for our 2024 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Information regarding our executive officers is contained in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information appearing under "CORPORATE GOVERNANCE — Compensation of Directors," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION" in the Proxy Statement for our 2024 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing under "SECURITY OWNERSHIP" and "EXECUTIVE COMPENSATION – Equity Compensation Plan Information" in the Proxy Statement for our 2024 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information appearing under "CORPORATE GOVERNANCE — Director Independence" and "EXECUTIVE COMPENSATION — Transactions with Related Persons" in the Proxy Statement for our 2024 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information appearing under "RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Fees to Independent Auditors" in the Proxy Statement for our 2024 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Schedules — See Index on Page 33.

Exhibits

3.1A	Restated Certificate of Incorporation of Textron as filed with the Secretary of State of Delaware on April 29, 2010. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010. (SEC File No. 1-5480)
3.1B	Certificate of Amendment of Restated Certificate of Incorporation of Textron Inc., filed with the Secretary of State of Delaware on April 27, 2011. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011. (SEC File No. 1-5480)
3.2	Amended and Restated By-Laws of Textron Inc., effective April 28, 2010 and further amended April 27, 2011, July 23, 2013, February 25, 2015 and December 6, 2016. Incorporated by reference to Exhibit 3.2 to Textron's Current Report on Form 8-K filed on December 8, 2016.
4.1A	Support Agreement dated as of May 25, 1994, between Textron Inc. and Textron Financial Corporation. Incorporated by reference to Exhibit 4.1 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. (SEC File No. 1-5480)
4.1B	Amendment to Support Agreement, dated as of December 23, 2015, by and between Textron Inc. and Textron Financial Corporation. Incorporated by reference to Exhibit 4.1B to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (SEC File No. 1-5480).
4.2	Description of registrant's securities. Incorporated by reference to Exhibit 4.6 to Textron's Annual Report on Form 10-K for the fiscal year ended January 4, 2020.
NOTE:	Instruments defining the rights of holders of certain issues of long-term debt of Textron have not been filed as exhibits because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Textron and its subsidiaries on a consolidated basis. Textron agrees to furnish a copy of each such instrument to the Commission upon request.
NOTE:	Exhibits 10.1 through 10.17 below are management contracts or compensatory plans, contracts or agreements.
10.1A	Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. (SEC File No. 1-5480)
10.1B	Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. (SEC File No. 1-5480)
10.1C	Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014. (SEC File No. 1-5480)
10.2A	Amended and Restated Textron Inc. Short-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2020.
10.2B	Amendment No. 1 to Amended and Restated Textron Inc. Short-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023.
10.3A	Textron Inc. 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015 (SEC File No. 1-5480).

10.3B	Amendment No. 1 to Textron Inc. 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023..
10.3C	Form of Non-Qualified Stock Option Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (SEC File No. 1-5480).
10.3D	Form of Stock-Settled Restricted Stock Unit (with Dividend Equivalents) Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (SEC File No. 1-5480).
10.3E	Form of Performance Share Unit Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (SEC File No. 1-5480).
10.3F	Form of Performance Share Unit Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2020.
10.3G	Form of Stock-Settled Restricted Stock Unit (with Dividend Equivalents) Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2020.
10.4	Textron Spillover Savings Plan, effective October 5, 2015. Incorporated by reference to Exhibit 10.4 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (SEC File No. 1-5480).
10.5A	Textron Spillover Pension Plan, As Amended and Restated Effective January 3, 2010, including Appendix A (as amended and restated effective January 3, 2010), Defined Benefit Provisions of the Supplemental Benefits Plan for Textron Key Executives (As in effect before January 1, 2007). Incorporated by reference to Exhibit 10.4 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010. (SEC File No. 1-5480)
10.5B	Amendments to the Textron Spillover Pension Plan, dated October 12, 2011. Incorporated by reference to Exhibit 10.5B to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. (SEC File No. 1-5480)
10.5C	Second Amendment to the Textron Spillover Pension Plan, dated October 7, 2013. Incorporated by reference to Exhibit 10.5C to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2013. (SEC File No. 1-5480)
10.6	Deferred Income Plan for Textron Executives, Effective October 5, 2015. Incorporated by reference to Exhibit 10.6 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (SEC File No. 1-5480).
10.7A	Deferred Income Plan for Non-Employee Directors, As Amended and Restated Effective January 1, 2009, including Appendix A, Prior Plan Provisions (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.9 to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. (SEC File No. 1-5480)
10.7B	Amendment No. 1 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009, dated as of November 6, 2012. Incorporated by reference to Exhibit 10.8B to Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012. (SEC File No. 1-5480)
10.7C	Amendment No. 2 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2017.

10.7D	Amendment No. 3 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2018.
10.7E	Amendment No. 4 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.7E to Textron's Annual Report on Form 10-K for the fiscal year ended January 4, 2020.
10.8A	Severance Plan for Textron Key Executives, As Amended and Restated Effective January 1, 2010. Incorporated by reference to Exhibit 10.10 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2010. (SEC File No. 1-5480)
10.8B	First Amendment to the Severance Plan for Textron Key Executives, dated October 26, 2010. Incorporated by reference to Exhibit 10.10B to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011. (SEC File No. 1-5480)
10.8C	Second Amendment to the Severance Plan for Textron Key Executives, dated March 24, 2014. Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014. (SEC File No. 1-5480)
10.9	Form of Indemnity Agreement between Textron and its executive officers. Incorporated by reference to Exhibit 10.9 to Textron's Annual Report on Form 10-K for the fiscal year ended December 30, 2017
10.10	Form of Indemnity Agreement between Textron and its non-employee directors (approved by the Nominating and Corporate Governance Committee of the Board of Directors on July 21, 2009 and entered into with all non-employee directors, effective as of August 1, 2009 or as of such later date as the director joined the Board). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009. (SEC File No. 1-5480)
10.11A	Letter Agreement between Textron and Scott C. Donnelly, dated June 26, 2008. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008. (SEC File No. 1-5480)
10.11B	Amendment to Letter Agreement between Textron and Scott C. Donnelly, dated December 16, 2008, together with Addendum No.1 thereto, dated December 23, 2008. Incorporated by reference to Exhibit 10.15B to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. (SEC File No. 1-5480)
10.11C	Amended and Restated Hangar License and Services Agreement, made and entered into as of October 1, 2015, between Textron Inc. and Mr. Donnelly's limited liability company. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2015 (SEC File No. 1-5480).
10.11D	Aircraft Dry Lease Agreement, made and entered into as of December 18, 2018, between Mr. Donnelly's limited liability company and Textron Inc. Incorporated by reference to Exhibit 10.11D to Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2018.
10.12A	Letter Agreement between Textron and Frank Connor, dated July 27, 2009. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009. (SEC File No. 1-5480)
10.12B	Amended and Restated Hangar License and Services Agreement, made and entered into on July 24, 2015, between Textron Inc. and Mr. Connor's limited liability company. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2015 (SEC File No. 1-5480).
10.13	Letter Agreement between Textron and Julie G. Duffy, dated July 27, 2017. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.

10.14A	Letter Agreement between Textron and E. Robert Lupone, dated December 22, 2011. Incorporated by reference to Exhibit 10.17 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. (SEC File No. 1-5480)
10.14B	Amendment to letter agreement between Textron and E. Robert Lupone, dated July 27, 2012. Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012. (SEC File No. 1-5480)
10.15	Textron Inc. 2015 Long-Term Incentive Plan Equity Program for Non-Employee Directors. Incorporated by reference to Exhibit 10.15 to Textron's Annual Report on Form 10-K for the fiscal year ended January 4, 2020.
10.16	Director Compensation. Incorporated by reference to Exhibit 10.16 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
10.17	Form of Aircraft Time Sharing Agreement between Textron and its executive officers. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008. (SEC File No. 1-5480)
10.18	Credit Agreement, dated as of October 21, 2022, among Textron, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and Citibank, N.A., as Syndication Agents, and MUFG Bank, Ltd., as Documentation Agent. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2022.
21	Certain subsidiaries of Textron. Other subsidiaries, which considered in the aggregate do not constitute a significant subsidiary, are omitted from such list.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of attorney.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Textron Inc. Recovery Policy.
101	The following materials from Textron Inc.'s Annual Report on Form 10-K for the year ended December 30, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) Schedule II – Valuation and Qualifying Accounts.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of February 2024.


TEXTRON INC.
Registrant

By: /s/ Frank T. Connor
_____
Frank T. Connor
Executive Vice President and Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on this 12th day of February 2024 by the following persons on behalf of the registrant and in the capacities indicated:

Name	Title
/s/ Scott C. Donnelly Scott C. Donnelly	Chairman, President and Chief Executive Officer (principal executive officer)
* Richard F. Ambrose	Director
* Kathleen M. Bader	Director
* R. Kerry Clark	Director
* Michael X. Garrett	Director
* Deborah Lee James	Director
* Thomas A. Kennedy	Director
* Lionel L. Nowell III	Director
* James L. Ziemer	Director
* Maria T. Zuber	Director
/s/ Frank T. Connor Frank T. Connor	Executive Vice President and Chief Financial Officer (principal financial officer)
/s/ Mark S. Bamford Mark S. Bamford	Vice President and Corporate Controller (principal accounting officer)

*By: /s/ Jayne M. Donegan
        Jayne M. Donegan, Attorney-in-fact

NOTES

NOTES

NOTES

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Textron Inc.
40 Westminster Street
Providence, RI 02903
(401) 421-2800
www.textron.com

ANNUAL MEETING
Textron's annual meeting of shareholders will be held on Wednesday, April 24, 2024, at 11 a.m. virtually at www.virtualshareholdermeeting.com/TXT2024.

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT
For shareholder services such as change of address, lost certificates or dividend checks, change in registered ownership or the Dividend Reinvestment Plan, write or call:

Equiniti Trust Company ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
phone: (800) 937-5449
email: HelpAST@equiniti.com

STOCK EXCHANGE INFORMATION
(Symbol: TXT)

Textron common stock is listed on the New York Stock Exchange.

INVESTOR RELATIONS
Textron Inc.
Investor Relations
40 Westminster Street
Providence, RI 02903
Email address: irdepartment@textron.com

Investor Relations phone line:
(401) 457-2288

News media phone line:
(401) 457-2362

For more information, visit our website at www.textron.com.

COMPANY PUBLICATIONS AND GENERAL INFORMATION
To receive a copy of Textron's Forms 10-K and 10-Q, Proxy Statement or Annual Report without charge, visit our website at www.textron.com or send a written request to Textron Investor Relations at the street or email address listed above. For the most recent company news and earnings press releases, visit our website at www.textron.com.

Textron is an Equal Opportunity Employer.

TEXTRON BOARD OF DIRECTORS
To contact the Textron Board of Directors or to report concerns or complaints about accounting, internal accounting controls or auditing matters, you may write to Board of Directors, Textron Inc., 40 Westminster Street, Providence, RI 02903; call (866) 698-6655; or send an email to textrondirectors@textron.com.

Textron Inc. and the names of its subsidiaries, businesses and operating divisions, abbreviations thereof, and their logos and product and service designators are either the registered or unregistered trademarks or trade names of Textron Inc. and its subsidiaries. Names of other companies, abbreviations thereof, and logos and product and services designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Textron provides a multimedia interactive version of the Annual Report in the Investor Resources section of its website at www.textron.com.













DENVER POLICE

www.textron.com